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05010328

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Metcash Trading Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME AUG 1 2005

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 34788 FISCAL YEAR 4-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/10/05

Metcash

ARLS
4-30-05

METCASH LIMITED

ANNUAL REPORT 2005



OUR CORE VALUES

Championing the customer

Our stakeholders are entitled to added value

Responsibility and personal accountability

Empowering our people and supporting our communities


Eucalyptus

Ashleigh Loker, Cashier at Campbells Cash and Carry, Northmead, NSW.

VALUES ARE NOTHING WITHOUT INTEGRITY


Metcash

FROM LEFT: Rachel Lange and Jo Zitoun, Front Office, Silverwater, NSW.

ABOUT US

Metcash Limited is a leading marketing and distribution company operating in the grocery and liquor wholesale distribution industries through its three business pillars:

> IGA Distribution (Independent Grocers of Australia)

> Australian Liquor Marketers

> Campbells Cash & Carry

THE YEAR'S HIGHLIGHTS

> Net profit after tax rose 11.3 per cent to $110.1m* despite sales reduction of 0.7%;

> Operating cash flow remained strong, $183.6m generated;

* Before Metoz goodwill amortisation, on a 52 week comparable basis.

> Capital reorganisation completed, Metcash now an Australian owned company;

> Acquisition of Foodland Associated Limited's Australian businesses underway.

OUR MISSION STATEMENT

To be the marketing and distribution leader in food and other fast-moving consumer goods



Wayne Grinyer, Storeperson, Blacktown, NSW.

CONTENTS

REPORT FROM THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER




Chokito
Maltesers
BUTTER-MENTHOL

Russell Smith, Branch General Manager and Wayne Weldon, Operations Manager at Amalgamated Confectionery in Springwood, Qld.



Carlos S. dos Santos, Chairman.



Andrew Reitzer, Chief Executive Officer.

2005 has been an important year in the company's development and in terms of profit and cash flow generation, it has been a successful year.

The Group's net profit after tax rose 11.3 per cent from $98.9m (52 week adjusted) to $110.1m in the 52 weeks to 30 April 2005, before goodwill on consolidation of the newly acquired Metoz Holdings Limited (Metoz) companies, while cash flow from trading rose from $171m to $183.6m. After Metoz goodwill amortisation, profit after tax for the year was $104.9m.

A capital reorganisation has been put in place with a new holding company, Metcash Limited, now owning Metcash Trading Limited as well as the former parent, Metoz. This means that Metcash is now an Australian owned public company. Simultaneously, a bid to acquire the Australian assets of Foodland Associated Limited (FAL), the Western Australian based wholesale grocer and supermarket operator, was launched.

There has been strong market support for both the capital reorganisation and the FAL acquisition and the value of Metcash shares has increased substantially to the benefit of Australian shareholders as a result.

Financial Results

The results for the year included another strong performance by the group's largest division, IGA Distribution, which posted a 9.6 per cent growth in earnings before interest and tax to $141.6m. This came off a sales decrease of 1 per cent reflecting the loss of the supply contract with Franklins. Excluding the Franklins business, the result was a sales growth of 4 per cent (for comparable stores). The increased profit in the face of a sales decrease was an excellent result.

Strong sales growth was experienced in the petrol and convenience store market resulting in Campbells' market share of the total convenience market growing to 24 per cent.

Campbells Cash & Carry also had a good year, lifting earnings before interest and tax by 17.8 per cent to $17.3m. Strong sales growth was experienced in the petrol and convenience store market, resulting in Campbells' market share of the total convenience market growing to 24 per cent. This will be further strengthened by the recently announced supply agreement with the 350-strong 7-Eleven stores across Australia, that is expected to add a further $200m per annum to Campbells' sales.

Australian Liquor Marketers experienced a 14.6 per cent drop in earnings before interest and tax to $28.2m. This was largely due to the loss of business with Australian Leisure & Hospitality and other chain store acquisitions in the liquor market. A large percentage of the Australian Leisure & Hospitality business was subsequently regained towards the end of the financial year.

Capital Reorganisation

As a consequence of Metoz (formerly Metro Cash & Carry Limited of South Africa) selling its African business and other assets to a consortium including Metoz management, the only remaining asset of the listed company was its majority shareholding in Metcash Trading Limited. Metoz shares were trading at a discount to the underlying value of its Metcash investment and two key shareholders wished to sell their shareholding in Metoz. During March this year, schemes of arrangement incorporating a capital reorganisation were successfully concluded simultaneously in South Africa and Australia, in accordance with which Metoz shareholders accepted the offer by the new company, Metcash Limited, to acquire their shares. Metcash Limited now owns 100 per cent of Metcash Trading Limited and is the new holding company. This process removed the uncertainty and concerns arising from the desire of the Metoz shareholders to sell their shares and provided them with fair value for their holdings.

As a result of the capital reorganisation, this year's annual report contains the 11 months results under the control of Metcash Trading Limited and one month under Metcash Limited. The statutory reports for each of the two companies are included in the annual report, but for ease of reference, composite financial statements for 12 months have also been included. This allows the results of the year to be reviewed and also facilitates comparison with previous years.



ABOVE: Zen Barlow, Storeman, ALM, Crestmead, Qld.

Acquisition of Foodland Associated Limited (FAL)

At the same time that the capital reorganisation was announced, the company also announced a bid to acquire the Australian assets of FAL. FAL operates a wholesale grocery business in Western Australia and retail supermarkets in Western Australia, Queensland and northern New South Wales. Additionally, the company has a major supermarket retailing business in New Zealand. The Australian business is seen as complementary to the existing Metcash businesses, two of which do not operate in Western Australia.

The acquisition of the FAL Australian business will fulfil Metcash's long held ambition to become the third force in the Australian retail market. There are substantial synergies and economies of scale to be gained from the efficient integration of the FAL Australian operations into Metcash's existing business pillars.

BELOW: Peter Lord, Victoria State Manager, IBA, at Cellarbrations store in South Melbourne, Vic.





Grant Gearing, NSW/ACT Distribution Manager, Blacktown, NSW.

The Directors of FAL have recommended to their shareholders that the Australian and New Zealand businesses be sold to Metcash and Woolworths Limited respectively, through the medium of a Scheme of Arrangement which is expected to be finalised in October of this year. On the successful completion of the Scheme of Arrangement, Metcash will become the owner of the FAL Australian businesses and Woolworths Limited will own the New Zealand businesses and a small number of FAL Australian retail supermarkets.

As it is not the company's philosophy to operate supermarkets or other stores in competition with its retail customers, the 61 Action stores acquired from FAL will be divested to existing IGA Distribution customers, other potential buyers and management and staff.

Future Outlook

The key operating objectives for the 2006 financial year will be to maintain the strong growth of the existing Metcash businesses whilst assuming control of and integrating the FAL Australian business, including, the operating systems and all merchandising, financial and administrative functions.

As a general observation, the three Metcash business pillars sell 'everyday' products that are usually not subject to material fluctuations due to the country's economic activity and the availability of discretionary spending. Thus, in relation to the three existing businesses:

- IGA Distribution's strong marketing and differentiated retail offer should deliver sales and profits in line with industry trends.
- Campbells Cash & Carry is expected to benefit from its increased penetration into the petrol and convenience store market whilst the benefits of its new structure should also start to flow through.
- ALM, whilst facing a tough competitive environment, is expected to hold its own.

Shareholders will also derive some benefit from the integration of the FAL Australian business. This will only start to flow in the second half of the 2006 financial year, depending on when Metcash gets control of the business.

The 2006 financial year should be exciting for the company and its shareholders.

Appreciation

Now that our successful relationship with Metoz has ended, it is timely to record the debt of gratitude owed to that company for its assistance in turning Metcash Trading Limited around from the poorly performing company trading as Davids Limited to the strong and vibrant company it is today. Without the involvement of Metoz, its leadership and the management it provided to the Australian operations, it is doubtful that the company would have survived.

We also take this opportunity of thanking our fellow directors, employees, customers and suppliers for their hard work, support and wise counselling during the past year.

Carlos S. dos Santos
Chairman

Andrew Reitzer
CEO

The results for the year included another strong performance by the group's largest division, IGA Distribution, which posted a 9.6 per cent growth in earnings before interest and tax to $141.6m.

Full Year Earnings per Share (cents)



20
15
10
5
0
-5
-2.61
3.93
8.89
13.10
16.10
16.30
00
01
02
03
04
05

Metcash Value Added Statement



Employees
Shareholders
Government
Reinvested
Lenders
52%
12%
20%
2%
14%

PBT and Goodwill amortisation as a per cent of Sales



3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
1.19
1.53
1.87
2.17
2.46
2.73
00
01
02
03
04
05

		$'000
Revenue		7,624,377
Less Expenses / Cost of Goods Sold		(6,984,613)
Value Added		**526,561**
Percentage of		
Employees	52%	280,932
Government	14%	73,645
Lenders	2%	8,050
Shareholders	20%	102,924
Reinvested	12%	61,010
	100%	**526,561**

Cost of doing business as a per cent of Gross Profit



100%
95%
90%
85%
80%
75%
70%
65%
60%
82.40
80.50
75.20
71.00
68.66
68.06
00
01
02
03
04
05

Operating Cash Flow

$million



200
160
120
80
40
0
3.40
58.70
138.00
148.00
171.30
183.60
00
01
02
03
04
05

Operations Summary

Major Activities

> **IGA Distribution's role is to be 'The Champion of the Independent Retailer'.**

> **Marketing and distribution specialists, supply over 4,500 independent grocery customers in NSW, Victoria, Queensland and South Australia.**

> **Providing expertise, tailored to the Independent Retailer's requirements. From the full range of marketing, merchandising, buying and distribution services to the 1,099 IGA stores and distribution for 658 Foodworks/AUR stores.**

> **Operating eight major distribution centres, benchmarked to international standards, to deliver 21,000 SKUs of dry, chilled and frozen groceries to 4,500 retail grocery customers.**

Significant Achievements

> **Sales increased by 4 per cent for comparable stores.**

> **Increased EBIT of 9.6 per cent to $141.6m.**

> **Recovered from loss of Franklins business with associated warehouse facilities closed down and all related costs and overheads removed.**

> **Opening of 58 new stores, 45 major store refurbishments and 23 extensions completed during the year.**

> **Successful consolidation of the IGA network into Supa IGA and IGA.**

> **26.5 per cent annual growth of corporate brand SKUs and 54 per cent increase in the range of fresh produce offered.**

> **Successful repositioning of the IGA brand through the 'Local Heroes' TV campaign and co-sponsorship of the 'Ready Steady Cook' TV program.**

Future Direction

> **Successfully integrate the FAL wholesale distribution system into the IGAD network.**

> **Successfully divest the 61 FAL Action stores to independent retailers.**

> **Extract all available synergies from the FAL business.**

> **Further expand the existing customer base by implementing the 149 retail development opportunities that are 'currently on the books'.**

> **Complete the IGA multi-store owner 'lock-in' program to secure the major portion of the current customer base.**


IGA
SUPA

FROM LEFT: Derek Lundberg, General Manager Commercial & Warehouse Operations and Carl Salem, IGAD National Merchandise Manager, review stock profit deals. Silverwater, NSW.

During 2004, the Franklins supply contract was terminated. For the first time in recent years, this resulted in a decrease in the IGA Distribution sales base. On a 52 week comparable basis, sales declined by 1 per cent compared to the previous year. The result was also impacted by zero food inflation during the year. However, when the sales of comparable stores are examined a 4 per cent increase in volume was achieved. This was a credible result in the light of market conditions.

Despite the lower level of sales, earnings before interest and tax (EBIT) grew by 9.6 per cent (again on a comparable 52 week basis) to $141.6m. This was achieved by a number of factors, including continuing to grow income lines at a higher rate than the sales increase, maintaining direct cost relationships and minimising fixed cost increases. Importantly, all costs and overheads related to the lost Franklins business were removed and associated warehouse facilities closed down. The speed with which these actions were taken helped to minimise the effect of the lost volume on the bottom line.

Reductions in the cost of doing business continued with further productivity gains being obtained from the 'voice pick' system, which is now also being implemented at all dry and perishable distribution centres. At the same time, customer service levels increased from the previous high levels.

Customers' retail square metreage increased again with the completion of 58 new stores

Customers' retail square metreage increased again with the completion of 58 new stores, 45 major store refurbishments and 23 extensions. This is a major engine for sales growth and customers are assisted with their expansions with the provision of planning and design advice, help with equipment selection and, where necessary, financial assistance to fund the developments. A further 149 developments have been identified – these will be implemented over the next two years ensuring future sales growth.

IGA Distribution has a number of multi store owners and their volume is an important part of the sales base, providing anchor volumes that enable the overall business to remain competitive and provide independent retailers with competitive prices and marketing programs. To secure the multi store volumes for the future a variety of mechanisms are being utilised. One approach was announced during the year, the planned acquisition of a 26 per cent interest in the equity of Ritchies Stores Pty Ltd. Ritchies operates 36 Supa IGA stores in Victoria and New South Wales. This equity investment will mainly be utilised by Ritchies to fund the development of 25 new stores over the next five years. Not only has the investment secured the retention of the Ritchies volume for the benefit of all IGA Distribution's independent customers but it is also fuelling future growth.

The IGA network was consolidated into Supa IGA and IGA stores during the year. Additionally, the brand was repositioned with the launch of the new 'Local Heroes' TV commercials and part sponsorship of the new Channel 10 show, 'Ready Steady Cook'. These programs are reinforcing the positive image of IGA with consumers.

Acquisition of the Foodland Associated Limited Australian business is expected to take place in the second half of the 2006 financial year. IGA Distribution will focus on maintaining current business, whilst integrating the FAL Western Australian business into the network and implementing IGA Distribution programs. New owners will be found from our existing customer base, Western Australian independent retailers and FAL management and staff for the 61 Action stores that will be acquired. The speedy and effective integration of the FAL Australian business into IGA Distribution will be necessary to ensure the process is seamless and all synergies are realised.



FROM LEFT: Trevor Wilson, National Retail Operations Manager and Jonathan Carlile, IGA National Business Development Manager. Silverwater, NSW.


IGA
owned by locals,
run by locals.

FROM LEFT: Andrew Divaris, GM IGA Marketing; Celia Abood, IGA Marketing Coordinator; Kylie Gollan, Senior IGA Marketing Coordinator and Michael Dempsey, IGA National Brand Manager. Silverwater, NSW.

The brand was repositioned with the launch of the new 'Local Heroes' TV commercials and part sponsorship of the new Channel 10 show, 'Ready Steady Cook'.

Operations Summary

Major Activities

> **Broad range liquor wholesaler, supplying over 13,000 hotels, liquor stores, restaurants and other licensed premises throughout Australia and New Zealand.**

> **Provides retailers with a one stop shop that allows them to receive all their liquor supplies in one delivery, on one invoice; in full, on time, every time, together with strong marketing support and a wide variety of retail services.**

> **Operates out of 24 distribution centres throughout Australia and New Zealand.**

> **Includes a specialist on-premise liquor supply and support division to the on-premise sector including bars, restaurants and hotels through Harbottle On-Premise.**

Significant Achievements

> **Strong growth in sales of 8.6 per cent in the 'on premise' market.**

> **Growth of Independent Brands Australia to 1,157 retail liquor stores and 228 hotel outlets consolidated under the Cellarbrations, Cheeers and LiquorWise brands.**

> **Moved to two specially designed warehouses in South Australia and Queensland (16,000 m^2) – delivering higher service levels and reduced costs.**

> **Productivity improvements in four major warehouses with the implementation of Voice Pick.**

> **Regained the ALH Queensland Business.**

> **Acquired Novocastrian in New South Wales.**

Future Direction

> **Continue to encourage banner rationalisation through the growth of Independent Brands Australia and the Cellarbrations, Cheeers and LiquorWise brands.**

> **Maximise support for all hotel and bottle shop banners to increase their buying strength and improve their retail offer.**



FROM LEFT: Customer Ashwin Deo from Liquid and Mary Swann, Account Manager, Allied Liquor, Auckland, New Zealand.

Due to the loss of the ALH business during the year and acquisition of key customers by the two chains, sales were 0.5 per cent below last year (on a 52 week comparable basis). However, if these losses are excluded, sales increased by 3.2 per cent during the year. Towards the end of the financial year, it was announced that the Queensland ALH business had been regained. On an annualised basis, this will add $132m to sales volume.

As a consequence of the lower volumes and the high level of competition in the market place, earnings before interest and tax (EBIT) were 14.6 per cent lower at $28.2m. Competition and margin pressure have not diminished and are expected to remain for the foreseeable future.

Membership of Independent Brands Australia (IBA) continues to show good growth and now stands at 1,157 retail liquor stores and 228 hotel outlets. The development of IBA is part of the program being undertaken by ALM and its liquor store customers to consolidate 12 banners into the three brands, namely, 'Cellarbrations', 'Cheeers' and 'LiquorWise'. The targeted membership of 1,200 independent liquor retailers within the brands by the end of calendar 2005 has almost been achieved.

Customer Service levels were maintained above industry standards. Two new warehouses were constructed in Queensland and South Australia and are the most modern liquor warehouses in Australia. These, together with the implementation of 'Voice Pick' in the Division's four major warehouses, will improve productivity and reduce the cost of doing business whilst enhancing customer service.

Further gains were made in the on premise market segment, that includes restaurants and clubs. ALM's specialist unit, 'Harbottle On-Premise', increased sales by 8.6 per cent and EBIT by 15.1 per cent during the year. This continues to be an attractive market segment.

As a further step in extending the distribution network, the Novocastrian business was acquired during the year. Novocastrian services liquor customers on the Central Coast, Newcastle and mid north coast areas of New South Wales.

For the 2006 financial year, key actions will be focussed around growing IBA and providing strong support for external banners.

For independent liquor retailers to survive against the strengths of the two retail chains, it is essential that they drive critical mass through banner consolidation. This process will be continued with IBA during the year, providing retailers with an improved retail offer supported by strong marketing and better buying.

Strong support will be provided to external banners. This will include buying support, the provisions of retail services, technology and IT, and high service levels.

Progress is expected to be made in expanding distribution volumes by warehousing and distributing a greater share of suppliers' volumes and reducing their direct distribution. The ALM distribution network and customer base will provide a low cost and effective alternative to supplier direct distribution.


LIQUOR
BYO SPECIALISTS

FROM LEFT: Scott Lambert, Store Manager, Beaumont Street Corkers, Newcastle, NSW and Michael O'Brian, ALM.

As a further step in extending the distribution network, the Novocastrian business was acquired during the year. Novocastrian services liquor customers in the Central Coast, Newcastle and mid north coast areas of New South Wales.



FROM LEFT: Ray Hope, Storeman and Grant Piunti, National Distribution Manager ALM, Crestmead, Qld.

CAMPBELLS CASH & CARRY

Operations Summary

Major activities

> 42 wholesale cash and carry warehouses across NSW, Victoria, Queensland, South Australia and Northern Territory stocking a broad range of groceries, liquor, confectionery and foodservice, serving more than 78,000 business customers.

> 4 Convenience Store Distribution Centres (CSD) and 6 specialist confectionery wholesale outlets.

> Focus on the convenience sector of the market and servicing customers who buy in quantities that cannot be economically serviced through a full case grocery or liquor distribution centre.

Significant Achievements

> Sales increase of 0.2 per cent to $990m, confectionery growing by 24.7 per cent.

> Increased EBIT of 17.8 per cent to $17.3m.

> Increased market share of the modern petrol and convenience market to 24 per cent.

> Business re-engineered to three divisions, focussed on market segments.

> Successfully negotiated 'one stop' supply agreement with 7-Eleven.

> Expanded into WA with the acquisition of CD's Confectionery Wholesalers.

> Expanded penetration of Northern Territory with acquisition of Alice Springs business.

Future Direction

> Continue to grow market share in the Modern Petrol and Convenience market.

> Complete national confectionery wholesale network.

> Expand 'one stop' supply agreements with other Modern Petrol and Convenience market operators.


shells
John Nasaris, Branch Manager, with customer, Campbells Cash & Carry, Northmead, NSW.

The 2005 financial year was another successful one for Campbells Cash & Carry with sales growing by a further 0.2 per cent to $990m (on a 52 week comparable basis). Importantly, the sales increase masks a change in the mix of business with the important primary categories growing by 11.7 per cent. Within this, confectionery sales increased by 24.7 per cent for the year. The Primary sales categories now represent more than 50 per cent of total sales volume. The product mix change and further reductions in the cost of doing business helped to generate an increase in earnings before interest and tax (EBIT) of 17.8 per cent to $17.3m.

During the year, the Campbells business was re-engineered to enable greater focus on the three main market segments as follows:

Campbells Cash & Carry

- Major Metropolitan Markets: To be served by 25 Cash & Carry branches focussed on strong promotions, a wide range and a high proportion of 'Cash & Carry' business customers;

Campbells Wholesale Distribution

- Rural and Country Markets: To be served by 17 Wholesale Distribution branches focussed on delivering in full, on time a wide range of products to large geographic areas;

C Store Distribution

- Modern Petrol and Convenience Markets: To be serviced by four Convenience Store Distribution branches and 6 Specialist Confectionery Wholesalers serving the needs of the $1.6b Modern Petrol and Convenience market with a wide range of products and a low cost, one-stop supply service of all their needs.

With the acquisition of CD's, a Perth based confectionery wholesaler, the national network of confectionery 'route trade' distributors is almost complete. Growth in this business segment is reflected in the sales increase of 24.7 per cent for confectionery during the year.

The national 'footprint' of wholesale distribution outlets was strengthened by the acquisition of the Independent Grocers outlet in Alice Springs. This joins the Darwin business of the same name acquired in the previous year and establishes a strong wholesaling presence in the Northern Territory.

The four CSD warehouses continue to increase market penetration with market share of the total convenience markets (tiers 1–3) now at 24 per cent. The benefits of this network for 'one stop shopping' for convenience stores has been demonstrated by the supply agreement executed with 7-Eleven. When fully operational, this supply agreement will generate approximately $200m per annum in sales.

For the coming financial year business focus will continue to be on growing market share in the petrol and convenience market and confectionery route market.



FROM LEFT: Noel Higgins, Branch General Manager and Gloria Gibbs, Warehouse Supervisor at CD's Confectionery Wholesalers, WA.



Robyn Wessling, Customer Service Officer, with customer, at Amalgamated Confectionery, Springwood, Qld.



FROM LEFT: Peter Edwards, Operations Manager and Peter Brown, Despatch Officer, Independent Grocers, Alice Springs, NT.

With the acquisition of CD's, a Perth based confectionery wholesaler, the national network of confectionery 'route trade' distributors is almost complete. Growth in this business segment is reflected in the sales increase of 24.7 per cent for confectionery during the year.



FROM LEFT STANDING: Mike Jablonski, Bernard Hale, Lou Jardin, Edwin Jankelowitz, V Dudley Rubin, A.E. (Ted) Harris, Mike Wesslink, Richard Longes, Peter Barnes.
FROM LEFT SEATED: Andrew Reitzer, Carlos dos Santos.

CARLOS S. DOS SANTOS CA (SA)

Non-Executive Chairman

Member of the Remuneration & Nomination Committee

Date of Appointment to Metcash Trading Limited: 4 May 1998

Date of Appointment to Metcash Limited: 18 April 2005

Mr Carlos dos Santos is the Chief Executive of Metoz Holdings Limited (Metoz) (formerly Metro Cash & Carry Limited) which, until April this year, was the parent company of Metcash Trading Limited. In addition, he is Chief Executive of Metcash Trading Africa (Proprietary) Limited, a company that was owned by Metoz and that trades in 12 countries across Africa and the Far East. He has had 35 years industry experience.

A.E. (TED) HARRIS AC F. INST. D, FAIM, FAICD

Non-Executive Deputy Chairman

Chairman of the Remuneration & Nomination Committee

Date of Appointment to Metcash Trading Limited: 28 March 1994

Date of Appointment to Metcash Limited: 18 April 2005

Mr Ted Harris served as Managing Director and Chief Executive Officer of the Ampol Group from 1977 to 1987. He was Chairman of Australian Airlines from 1987 to 1992. Currently Mr Harris is Chairman of Arena Management (Sydney Entertainment Centre), Thakral Holdings, Australian Radio Network and St. Vincent's Clinic Foundation. He is Deputy Chairman of APN News & Media, a Member of the International Advisory Board of INP News & Media, Life Governor of the Melanoma Foundation and a Life Member of the Australian Sports Commission.

He is a former Commissioner of the ABC and was a member of the executive board of the Sydney Olympics 2000 Bid Company.

ANDREW REITZER B.Comm MBL

CEO Metcash Group of Companies

Date of Appointment to Metcash Trading Limited: 4 May 1998

Date of Appointment to Metcash Limited: 18 April 2005

Mr Andrew Reitzer has 27 years experience in the retail/wholesale industry. Previous positions at Metro Cash & Carry include Group Operations Director, heading operations in Russia and Israel, Marketing Director, IT Director and managing various operating divisions.

PETER L. BARNES MBA (Melbourne), B.Comm (Hons)
Non-Executive Director

Member of the Audit Risk & Compliance Committee

Member of the Remuneration & Nomination Committee

Date of Appointment to Metcash Trading Limited: 12 November 1999

Date of Appointment to Metcash Limited: 18 April 2005

Mr Peter Barnes is Chairman of Samuel Smith & Sons Pty. Ltd. – (Yalumba Wines), a Director of News Corporation and Ansell Ltd. Mr Barnes was formerly an executive with Philip Morris International Inc. He held several senior management positions in Australia and overseas – including Managing Director Lindeman Holdings Ltd and President, Asia Region, based in Hong Kong.

BERNARD J. HALE BTh (SA)
Executive Director

Date of Appointment to Metcash Trading Limited: 8 November 2000

Date of Appointment to Metcash Limited: 18 April 2005

Mr Hale was formerly a Director of Metro Cash & Carry Limited of South Africa.
Mr Hale has 30 years of IT industry experience, 23 of which have been within the Metro Cash & Carry organisation. Previous positions held in Metro include Operations Director IT, Group IT Director, Group Operations Director (Domestic) and Corporate Group IT Director.

He was appointed Chief Information Officer of Metcash Trading Limited on 1 December 2002. Prior to being appointed to his current role he served as a non-executive director of Metcash Trading Limited.

MIKE JABLONSKI
Group Merchandise Director

Date of Appointment to Metcash Trading Limited: 4 May 1998

Date of Appointment to Metcash Limited: 18 April 2005

Mr Jablonski has 33 years experience in the Food Industry. Previous positions include: 1984 Merchandise Executive–Foods of OK Bazaars, 1987 – 1991 Merchandise and Marketing Director of Score Food Holdings Ltd, 1992 – 1996 Deputy Group Merchandise Director of Metro Cash & Carry, 1996 – 1998 Director of Distribution and Retail Development of Metro Cash & Carry. 1998 to date – Mr Jablonski is the Group Merchandise Director of Metcash and he is responsible for the Group's Merchandise, Supplier relationships, and the income derived thereof.

EDWIN JANKELOWITZ B.Comm, CA (SA)
Finance Director

Date of Appointment to Metcash Trading Limited: 22 May 1998

Date of Appointment to Metcash Limited: 18 April 2005

Qualified as a Chartered Accountant (SA) in 1966. From July 1967 to November 1979 with Adcock Ingram Ltd in Head Office – promoted over time to Group Company Secretary and then Finance Director.

Consulting January 1980 to March 1983 – Business management and tax.

Caxton Ltd 1983 – 1997 – Finance Director; Managing Director; Chairman. Chairman of other publicly quoted companies.

Metcash Trading Limited – 1998 to date – Finance Director.

Mr Jankelowitz has spent over 31 years in corporate offices of listed companies with excellent corporate governance reputations. He was a member of the Income Tax Special Court in South Africa for 20 years (1977 – 1997).

LOU JARDIN
CEO IGA Distribution

Date of Appointment to Metcash Trading Limited: 24 May 2002

Date of Appointment to Metcash Limited: 18 April 2005

Mr Jardin has extensive industry experience, including owning and operating independent supermarkets and holding senior positions within a chain store environment, as well as warehouse and distribution operations. He held a senior position with Coles Myer for 11 years before joining Metcash in 1997 as the National Manager of Company owned stores. In 1998, Mr Jardin moved to Queensland as the State General Manager until his current appointment to the role of CEO IGA Distribution.

RICHARD A.LONGES BA (Sydney), LLB (Sydney), MBA (NSW)
Solicitor (non-practising)
Non-Executive Director

Chairman of the Audit Risk & Compliance Committee

Date of Appointment to Metcash Trading Limited: 4 January 2000

Date of Appointment to Metcash Limited: 18 April 2005

Mr Richard Longes has been a director of a number of public companies and a member of various government bodies and enquiries for 20 years. He is currently Deputy Chairman of Lend Lease Corporation Limited and a director of Boral Limited, Investec Bank (Australia) Limited, the National Institute of Dramatic Art and Bangarra Dance Theatre. Mr Longes was formerly Chairman of General Property Trust and a co-founder and principal of the corporate advisory and private equity firm, Wentworth Associates, and prior to that a partner of Freehill Hollingdale & Page, solicitors.

V. DUDLEY RUBIN CA (SA), H Dip BDP, MBA
Non-Executive Director

Member of the Audit Committee

Date of Appointment to Metcash Trading Limited: 4 May 1998

Date of Appointment to Metcash Limited: 18 April 2005

Mr Dudley Rubin is a director of Metoz Holdings Limited (Metoz) (formerly Metro Cash & Carry Limited) which, until April this year, was the parent company of Metcash Trading Limited. In addition, he is a director of Metcash Trading Africa (Proprietary) Limited, a company that was owned by Metoz and that trades in 12 countries across Africa and the Far East. He has had 22 years experience in the industry.

MIKE WESSLINK B.Sc (Chem. Eng.) Syd, MBA (UNSW))
CEO Australian Liquor Marketers

Date of Appointment to Metcash Trading Limited: 24 May 2002

Date of Appointment to Metcash Limited: 18 April 2005

Mr Wesslink joined ALM in March 1998. He has worked in the liquor industry for over 31 years having previously held the Chief Executive position at Tooheys Limited and The Swan Brewery Company Limited. More recently, Mr Wesslink worked as Managing Director of Amcor Containers Packing, Asia in managing and establishing packaging operations throughout Asia, particularly in China and Singapore.

THE EXECUTIVE TEAM



FROM LEFT: David Johnston, Peter Dubbelman, Edwin Jankelowitz, Andrew Reitzer, Lou Jardin, John Randall, Mike Wesslink, Ken Bean, Bernard Hale, Mike Jablonski.

ANDREW REITZER B.Comm MBL
CEO Metcash Group of Companies

Date of Appointment to Metcash Trading Limited: 4 May 1998

Date of Appointment to Metcash Limited: 18 April 2005

Mr Andrew Reitzer has 27 years experience in the retail/ wholesale industry. Previous positions at Metro Cash & Carry include Group Operations Director, heading operations in Russia and Israel, Marketing Director, IT Director and managing various operating divisions.

KEN BEAN MBA, Grad Dip Bus, Dip. Acc.
Chief Executive, Group Logistics and *Corporate Development*

Mr Ken Bean has over 34 years experience in the retail wholesale industry. Previously Ken was General Manager of Coles Myer Logistics Pty Ltd and was also responsible for Coles Myer Asia's buyer offices. Ken has also held senior roles in corporate development as well as finance and administration. He also has significant industrial property development and construction experience and is currently a member of the Logistics Association of Australia.

PETER DUBBELMAN MBA (Melb)

CEO, Campbells Cash & Carry

Appointed CEO of Campbells and C Store Distribution in June 1998. He has over 21 years experience in fast moving consumer goods distribution at wholesale, primarily in multi-site general management and operations.

Peter has successfully initiated major growth of the wholesale business through the establishment of an effective network of Campbells and C Store Distribution warehouses which service the hospitality, liquor and convenience sectors in Australia. Over the last three years an effective national network of specialist confectionery wholesale outlets has been established which provides Campbells with a 25 per cent share of the confectionery route trade.

BERNARD J. HALE BTh (SA)

Executive Director

Date of Appointment to Metcash Trading Limited: 8 November 2000

Date of Appointment to Metcash Limited: 18 April 2005

Mr Hale was formerly a Director of Metro Cash & Carry Limited of South Africa. Mr Hale has 30 years of IT industry experience, 23 of which have been within the Metro Cash & Carry organisation. Previous positions held in Metro include Operations Director IT, Group IT Director, Group Operations Director (Domestic) and Corporate Group IT Director.

He was appointed Chief Information Officer of Metcash Trading Limited on 1 December 2002. Prior to being appointed to his current role he served as a non-executive director of Metcash Trading Limited.

MIKE JABLONSKI

Group Merchandise Director

Date of Appointment to Metcash Trading Limited: 4 May 1998

Date of Appointment to Metcash Limited: 18 April 2005

Mr Jablonski has 33 years experience in the Food Industry. Previous positions include: 1984 Merchandise Executive–Foods of OK Bazaars, 1987 – 1991 Merchandise and Marketing Director of Score Food Holdings Ltd, 1992 – 1996 Deputy Group Merchandise Director of Metro Cash & Carry, 1996 – 1998 Director of Distribution and Retail Development of Metro Cash & Carry. 1998 to date – Mr Jablonski is the Group Merchandise Director of Metcash and he is responsible for the Group's Merchandise, Supplier relationships, and the income derived thereof.

EDWIN JANKELOWITZ B.Comm, CA (SA)

Finance Director

Date of Appointment to Metcash Trading Limited: 22 May 1998

Date of Appointment to Metcash Limited: 18 April 2005

Qualified as a Chartered Accountant (SA) in 1966. From July 1967 to November 1979 with Adcock Ingram Ltd in Head Office – promoted over time to Group Company Secretary and then Finance Director.

Consulting January 1980 to March 1983 – Business management and tax.

Caxton Ltd 1983 – 1997 – Finance Director; Managing Director; Chairman. Chairman of other publicly quoted companies.

Metcash Trading Limited – 1998 to date – Finance Director.

Mr Jankelowitz has spent over 31 years in corporate offices of listed companies with excellent corporate governance reputations. He was a member of the Income Tax Special Court in South Africa for 20 years (1977 – 1997).

LOU JARDIN

CEO IGA Distribution

Date of Appointment to Metcash Trading Limited: 24 May 2002

Date of Appointment to Metcash Limited: 18 April 2005

Mr Jardin has extensive industry experience, including owning and operating independent supermarkets and holding senior positions within a chain store environment, as well as warehouse and distribution operations. He held a senior position with Coles Myer for 11 years before joining Metcash in 1997 as the National Manager of Company owned stores. In 1998, Mr Jardin moved to Queensland as the State General Manager until his current appointment to the role of CEO IGA Distribution.

DAVID JOHNSTON M.Bus (Employment Law), AFAHRI, JP

Chief Human Resources Officer

Mr Johnston joined Metcash in December 2001. He has had 27 years experience in Human Resources with some of Australia's leading FMCG companies including Cadbury Schweppes and Simplot Australia at Senior Executive level. He has designed and implemented successful programs in Executive development and implemented major Culture Change initiatives at a national and international level.

JOHN RANDALL B.Ec, FCPA, FCIS, MAICD

Company Secretary

Mr Randall joined the company in 1997. Previously Chief Financial Officer of Metal Manufactures Limited and Overseas Telecommunications Corporation Limited. President of the Accounting Foundation, University of Sydney, a former National President of the Group of 100, NSW President and National Board member of CPA Australia.

MIKE WESSLINK (B.Sc (Chem. Eng.) Syd, MBA (UNSW))

CEO Australian Liquor Marketers

Date of Appointment to Metcash Trading Limited: 24 May 2002

Date of Appointment to Metcash Limited: 18 April 2005

Mr Wesslink joined ALM in March 1998. He has worked in the liquor industry for over 31 years having previously held the Chief Executive position at Tooheys Limited and The Swan Brewery Company Limited. More recently, Mr Wesslink worked as Managing Director of Amcor Containers Packing, Asia in managing and establishing packaging operations throughout Asia, particularly in China and Singapore.

FINANCIAL AND STATISTICAL HIGHLIGHTS FIVE YEAR REVIEW

	2005 $'000	2004 $'000	2003 $'000	2002 $'000	2001 $'000
INCOME STATEMENT					
Net sales	6,993,660	7,173,897	6,695,519	5,769,379	5,378,293
Earnings before amortisation, interest and taxation	192,283	183,842	152,704	117,481	91,072
Earnings before interest and taxation	170,519	163,241	133,549	98,915	69,101
Interest	1,455	7,590	7,503	9,689	15,058
Operating profit before tax	163,806	155,651	126,046	89,226	57,043
BALANCE SHEET					
Metcash shareholders equity	763,588	470,155	427,102	343,634	354,004
Net tangible assets per share (cents)	(56)	36	29	16	(12)
Interest bearing debt to equity (%)	54	15	29	51	66
SHARE STATISTICS					
Fully paid ordinary shares	739,129,828	636,761,358	630,748,848	604,199,148	485,086,863
Weighted average ordinary shares	675,509,174	633,572,081	620,622,370	531,914,131	484,302,348
Converting preference shares	–	–	–	–	151,761,855
Basic earnings per ordinary share (cents)	16	16	13	9	4
Dividends per ordinary share (cents)	14	11	8.6	5	1.5
Dividends per CPS (cents)	–	–	–	8.43	9
OTHER STATISTICS					
Number of employees	4,316	4,317	4,202	4,156	5,220


INN-KEEPER



FROM LEFT: Vicki Pantazis, ALM Area Manager and Mark Mead, Bottle Shop Manager – Warners at the Bay, Newcastle, NSW.

Bill Morrison, Storeman at CD's Confectionery Wholesalers.

COMPOSITE STATEMENT OF FINANCIAL PERFORMANCE

The composite financial results reported below reflect the combined consolidated data of Metcash Trading Limited and its subsidiaries (MTT) for the period 1 May 2004 to 7 April 2005 and the consolidated data of Metcash Limited and its subsidiaries (MTS) for the period 7 April 2005 to 30 April 2005. The previous year's comparatives relate to Metcash Trading Limited. The information has been presented in this way as the Directors believe it gives the users a more useful comparison.

	CONSOLIDATED	
	2005 52wks MTT&MTS $'000	2004 53wks MTT $'000
Sales revenue	6,993,660	7,173,897
Cost of sales	(6,853,457)	(7,012,408)
GROSS PROFIT	140,203	161,489
Other revenues from ordinary activities	517,514	450,480
Share of net profits (losses) of associate and joint venture accounted for using the equity method	273	665
Selling, general and administration expenses	(260,458)	(225,123)
Borrowing costs expensed	(8,050)	(7,918)
Warehouse & Distribution expenses	(225,676)	(223,942)
PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE	163,806	155,651
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES	(58,869)	(53,899)
PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE	104,937	101,752
NET PROFIT	104,937	101,752
NET PROFIT ATTRIBUTABLE TO MEMBERS OF METCASH LIMITED	104,937	101,752
Net exchange difference on translation of financial report of foreign controlled entity	1,347	(481)
Share Issue Costs MTT	(6,739)	–
Share Issue Costs MTS	(12,193)	–
TOTAL REVENUES, EXPENSES AND VALUATION ADJUSTMENTS ATTRIBUTABLE TO MEMBERS OF METCASH LIMITED AND RECOGNISED DIRECTLY IN EQUITY	(17,585)	(481)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS	87,352	101,271

The Directors support and adhere to the principles of corporate governance. In supporting these principles, the Directors acknowledge the need for the highest standards of behaviour and accountability.

The Board

The principal functions of the Board include:

- Charting the direction, strategies and financial objectives of the Company;
- Monitoring implementation of those strategies and the operational and financial performance and risk of each of the Company's activities;
- Reviewing major capital expenditure, acquisitions, divestments and funding;
- Reviewing performance, remuneration and succession of senior management;
- Monitoring compliance with legal regulatory requirements, including occupational health and safety laws, product safety and the protection of the environment;
- Monitoring the Company's relationships with its stakeholders and compliance with ethical standards and the Company's Code of Conduct.

The Board's Charter can be found on the company's web site (www.metcash.com) under the heading "Corporate Governance".

Nominations to the Board

The composition of the Board is monitored (both with respect to size and membership) to ensure that the Board has the appropriate mix of skills and experience.

When a vacancy exists, or when it is considered that the Board would benefit from the services of a new Director with particular skills, the Remuneration & Nomination Committee selects a panel of candidates with appropriate expertise and experience. This may be supplemented with advice from external consultants if necessary. The Board, on the Committee's recommendation, then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders.

Directors are not appointed for a fixed term but, under the Company's Constitution, must be re-elected each three years by rotation and are subject to ASX Listing Rules and Corporations Act provisions

Board Composition (ASX Guidelines Principle 2)

Metcash has an overriding objective that the Board should consist of Directors who provide a mix of industry experience and knowledge and the overall skill and wisdom to enable the Company to grow for the benefit of all shareholders and stakeholders. The Board places a priority on selection of Directors for their ability to display independence of mind which will enable them to make decisions impartially and for the benefit of all shareholders. The Board is conscious that at times this may mean that Board membership does not precisely conform to the ASX Guidelines for composition.

For details of the skills, experience and expertise of the individual directors, please refer to page 12, headed 'The Board', of this report.

The Board of Metcash Limited is currently constituted as follows:

- 2 Non-executive Directors, including the Chairman, who were representatives of the former majority shareholder. These Directors have extensive knowledge and experience of grocery wholesaling and marketing. As they were executives of Metoz Holding Limited, the former majority shareholder, within the last three years, they do not meet the Australian Stock Exchange (ASX) Corporate Governance Guidelines definition of independent.
- 3 Independent Directors, holding key positions that include chairing the Board committees of Audit Risk & Compliance and Remuneration & Nomination. They provide an external perspective and checks & balances for the interests of all shareholders.
- 6 Executive Directors, each of whom is responsible for key activities of the company. Their membership of the Board enables direct access to key executives by the Independent Directors such that Board discussions and decisions are held on a fully informed basis and it enables the Non-executive Directors to obtain greater personal knowledge of key executives, aiding the management succession process. It also avoids the situation, common in a number of corporate collapses, where the Chief Executive Officer was the sole management spokesman on the Board.

The Board of Metcash Limited does not conform to Australian Stock Exchange (ASX) Corporate Governance Principle 2, in relation to board composition in two respects:

1. The Board does not have a majority of independent Directors; and
2. The Chairman (Carlos dos Santos) has an association with the former majority shareholder as described above.

Overall, the Board of Metcash Limited believes that it has the capacity and does bring independent judgement to ear on decision-making. As shareholders of Metcash Limited are entitled to be assured as to the belief, the Board last year commissioned Cameron Ralph Pty Ltd, a consultancy specialising in board performance, to conduct a review of the capacity of the Metcash Board to act in that way. Their findings are summarised under the heading 'Independent Review of Board Effectiveness'.

The Board believes that the presence of the Executive Directors adds considerable knowledge and expertise to the operations of the Board, and that the Board's mode of operation and processes ensure that the presence of the Executive Directors does not limit the ability of the independent Directors to contribute.

Neither Mr Harris, Mr Barnes nor Mr Longes are substantial shareholders of the company or associated with a substantial shareholder of the company. They have not been employed by the company in an executive position, are not material suppliers or customers of the group, have no material contractual relationship with the group, have no interest, business or other relationship, nor have they served on the board for a period which could be perceived to materially interfere with the director's responsibility to act in the best interests of the company.

Mr Harris has been a director of Metcash Trading Ltd since 1994. The Board considers Mr Harris' tenure to have provided valuable leadership continuity and experience and that this does not in any way limit his ability to act in the best interests of the company. Mr Barnes is Chairman of Samuel Smith & Sons Pty Ltd and a Director of Ansell Limited, suppliers to the Company, however the level of purchases involved is not considered material.

Independent Review of Board Effectiveness

Board Performance consultants Cameron Ralph Pty Ltd were engaged last year to conduct an independent review of the Board's effectiveness and in particular, its capacity to act independently and in the interests of all shareholders. A review was not conducted in the current year as the July 2004 review is judged to be still current. The following summary* of their findings is provided by Cameron Ralph.

> "The Cameron Ralph review noted the unique context for Metcash as a large wholesale grocery and liquor company operating in Australia, with a majority shareholder, Metro Cash and Carry Limited.
>
> Cameron Ralph considered materials provided by the company, interviewed each of the directors and reviewed board papers and decision processes for several key decisions over the past two years.
>
> Cameron Ralph is satisfied that the Board of Metcash (in its current composition) has combined both people and processes in a manner that enables it to act effectively and to apply independent judgment to actions and decisions. We found that the presence of the Affiliated and Executive Directors adds to board effectiveness through depth of expertise, without diminishing the input from the Independent Directors.
>
> Aspects of the culture and group dynamics which contribute to the Board's effectiveness include:
>
> a. high degree of integrity, courage, and diligence of Non-executive Directors
> b. high level of industry knowledge amongst the Non-executive Directors
> c. open and vigorous culture
> d. no inappropriate pressure from majority shareholder
>
> The processes which produce this result include properly constituted and well-functioning committees of the Non-executive Directors, effective use of the Deputy Chair, full access by Non-executives to company executives,
>
> Cameron Ralph observed that the ability of the Metcash Board to continue to bring independent judgment to bear in decision-making depends on the current composition, culture, systems and processes. Cameron Ralph made some recommendations aimed at protecting this capacity for independence of judgment into the future."

* Cameron Ralph has agreed to the inclusion of this summary in this form. The review was concluded in July 2004 and was confined to the independence aspect of governance risk. It is not relevant to credit risk or investment decisions.

Independent Professional Advice

The Board has a policy of enabling directors to seek independent professional advice at the company's expense. The Board will review in advance the estimated costs for reasonableness, but will not impede the seeking of advice.

Audit Risk & Compliance Committee

The membership of the Audit Risk & Compliance Committee consists of the following Non-Executive Directors.

Member	Qualifications	Meetings Held	Meetings Attended
R A Longes (Chairman)	BA, LLB, MBA	3	3
P L Barnes	B Comm (Hons), MBA	3	3
V Dudley Rubin	CA (SA), HDIP, BDP, MBA	3	3

The function of the Audit Risk & Compliance Committee is to advise on the establishment and maintenance of a framework of internal control, effective management of financial and other risks, compliance with laws and regulations and appropriate ethical standards for the management of Metcash. It also gives the Board additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in the financial statements.

The principal terms of reference of the Audit Risk & Compliance Committee are:

- The effective management of financial and other risk through ensuring that systems and management processes are in place to identify and manage operational, financial and compliance risks. Specific areas of review include:
- Financial risk and exposure
- Occupational Health & Safety
- Environmental issues
- HACCP
- Integrity of Information Technology systems

The Board reviews the effectiveness of risk management policies and procedures by:

- Undertaking, annually, a comprehensive strategic and budget review of the Group's activities;
- Reviewing monthly financial performance against budget and updated forecasts at least quarterly
- Reviewing the internal audit of the Group's financial controls, taxation compliance and adherence to policies and regulations; and
- Reviewing annually the effectiveness and adequacy of the Group's insurance program.
- The provision of reliable management and financial reporting. This is done by reviewing and assessing the:
  - Quality and timing of management reporting to the Board to enable internal and external reporting of the company's risks, operations and financial condition;
  - Accounting policies and practices against generally accepted accounting principles and the requirements of the Corporations Law, Australian Accounting Standards and Australian Stock Exchange requirement;
  - Half-yearly and annual financial statements.
- Compliance with laws and regulation by monitoring developments and changes in the various rules, laws and regulations relating to the company's business operations, the responsibilities of directors and reviewing the extent to which the Board and the company are meeting their obligations and to ensure that all requirements are met.
- The maintenance of an effective and efficient audit function. This is achieved by:
  - Recommending to the Board the appointment of external and internal auditors;
  - Reviewing the effectiveness of the external and internal audit functions;
  - Ensuring audit scopes are adequate and cover areas of anticipated risk;
  - Review audit findings and management response;
  - Review the independence of the external auditor;
  - Ensure auditors have the necessary access to company information and staff to fulfil their obligations.

The Committee's Charter can be found on the company's web site (www.metcash.com) under the heading "Corporate Governance".

Code of Ethics/Conduct

The Company has a Code of Conduct that applies to Directors and all employees. Subjects covered by the Code include:

- Equal employment opportunity, discrimination and harassment;
- Security of Company records and assets and confidentiality guidelines
- Conflict of interest, acceptance of gifts, entertainment and services;
- Fraud, corruption and irregular transactions;
- Legal compliance;
- Honest ethical behaviour;
- Environmental protection, safe working environment.

The Code can be found on the company's web site (www.metcash.com) under the heading "Corporate Governance".

Compliance with the Code is checked through the Company's processes including internal audit, security, Human Resources and OH &S. New staff members are required to attend an induction program that includes behaviour guidelines. Additionally, the Company's staff appraisal process includes employees' performance against 'Key Behavioural Indicators' as well as 'Key Performance Indicators'.

The Company also has a Share Trading Policy and a Continuous Disclosure Policy, copies of which can be found on the company's web site (www.metcash.com) under the heading "Corporate Governance".

Remuneration & Nomination Committee

Members of the Committee, and attendance at meetings, is shown below:

Member	Qualifications	Meetings Held	Meetings Attended
A E (Ted) Harris, AC (Chairman)	F INST D., FAIM, FAICD	4	4
C dos Santos	CA (SA)	4	4
P L Barnes	B Comm (Hons), MBA	4	4

Responsibilities of the Committee include:

- Advise the Board on remuneration of the CEO and senior management;
- Advise the Board on performance linked compensation for management;
- Oversee the administration of the Metcash Employee Option Plan;
- Advise the Board on directorship appointments, performance of the CEO
- Implement processes to assess the effectiveness of the Board and its Committees.

The Charter of the Committee can be found on the company's web site (www.metcash.com.) under the heading "Corporate Governance".

A formal review of the board's effectiveness was undertaken during the year 2004 by Cameron Ralph Pty Ltd.

In relation to key executives, the company maintains a performance evaluation process which measures them against key performances indicators and key behaviour indicators. This is performed formally once a year with quarterly reviews.

Remuneration Policy

The Company remuneration policy can be found on the Metcash Limited website (www.metcash.com) under the heading of Corporate Governance. It is summarised in the Directors' Report, together with details of the emoluments of the most highly paid executive officers of the company.

Non-Executive Directors Remuneration

A retirement benefit is paid to non-executive directors for past service. The benefits are in accordance with Section 7.3(g) and (h) of the Company's Constitution and Section 200 of the Corporations Law.

On appointment, the Company entered into an agreement with non-executive directors that a benefit will be paid on their retirement as follows:

- A retiring allowance equal to one half of the Director's remuneration during the period of service as a Director of the company;
- No allowance is paid unless the Director has served for at least three years;
- The maximum allowance that can be paid is an amount equal to the lesser of:
  - Three times the remuneration earned by the Director in the 12 months immediately prior to the date of retirement; and
  - The total emoluments of the director during the three years ending on the date of retirement.

This payment does not comply with Recommendation 9.3 of the Corporate Governance Council's Principles of Good Practice, which states that:

"*Non-executive directors should not be provided with retirement benefits other than statutory superannuation.*"

This recommendation was considered by Directors. No benefit could be seen to the Company in the alternative approach of freezing and accruing existing entitlements and increasing directors' fees to compensate for future accruals. It was decided to continue the existing arrangements and pay directors a retirement benefit on the basis shown above, whilst providing full disclosure.

Based on remuneration earned over the past three years, the following amounts would be paid as a retirement benefit had directors resigned at 30 April 2005.

Mr A E Harris	$294,733
Mr R A Longes	$205,551
Mr P L Barnes	$205,551

Non-executive directors do not participate in the Company's bonus or share option schemes.

Termination Entitlements

As a consequence of advice taken which identified the benefits to the company of entering into formal employment contracts with Executive Directors and covering some inadequacies in contracts with other executives, contractual arrangements were agreed with the Chief Executive Officer, the Chief Financial Officer and other key members of the management team.

The remuneration arrangements set out in the contracts are consistent with market practice in their totality (as advised by Hay Group), who have taken into consideration that, except at the discretion of the Board, any short-term or long-term incentive opportunity lapses under the circumstances of termination and redundancy, and the termination and redundancy payments are based on fixed remuneration only. Key components are summarised as follows:

Termination of employment

Chief Executive Officer

1. At the company's instigation	15 months written notice or payment in lieu
2. At the employees instigation	3 months written notice
3. Redundancy	15 months TEC* as per 1. above, plus 9 months TEC*

All other executive directors, key executives

1. At the company's instigation	9 months written notice or payment in lieu
2. At the employees instigation	3 months written notice
3. Redundancy	9 months TEC* as per 1. above, plus 6 months TEC*

* TEC = Total employment cost

CONTENTS

METCASH TRADING LIMITED

CORPORATE INFORMATION

ABN 61 000 031 569

Directors

Carlos S dos Santos (Chairman)

A E (Ted) Harris, AC (Deputy Chairman)

Andrew Reitzer (CEO)

Michael R Jablonski

Edwin M Jankelowitz

V Dudley Rubin

Peter L Barnes

Richard A Longes

Bernard J Hale

Joao Louis S Jardim (Lou Jardin)

Michael Wesslink

Company Secretary

John Randall

Registered Office

4 Newington Road

Silverwater NSW 2128
61 2 9741 3000

Share Register

Registries Ltd
PO Box R67
Royal Exchange
Sydney NSW 1223

Telephone: 61 2 9290 9600
Facsimile: 61 2 9279 0664

Auditors

Ernst & Young

Internet Address

www.metcash.com

Your directors submit their report for the year ended 30 April 2005.

DIRECTORS

The names and details of the company's directors in office during the financial year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

Carlos S dos Santos (Chairman)

A E (Ted) Harris, AC (Deputy Chairman)

Andrew Reitzer (CEO)

Michael R Jablonski

Edwin M Jankelowitz

V Dudley Rubin

Peter L Barnes

Richard A Longes

Bernard J Hale

Joao Louis S Jardim (Lou Jardin)

Michael Wesslink

For qualifications and experience of Directors, please refer to "the Board" section of this financial report.

Interests in the shares and options of the company and related bodies corporate

As at the date of this report, the interests of the directors in the shares and options of Metcash Limited were:

	Ordinary Shares	Options over Ordinary Shares
A E (Ted) Harris, AC	374,838	–
Andrew Reitzer	1,820,000	680,000
Michael R Jablonski	–	850,000
Edwin M Jankelowitz	760,000	340,000
Peter L Barnes	151,041	–
Richard A Longes	112,500	–
Bernard J Hale	–	850,000
Joao Louis S Jardim	140,000	520,000
Michael Wesslink	364,374	540,000

EARNINGS PER SHARE

	Cents
Basic earnings per share	16.3
Diluted earnings per share	16.1

DIVIDENDS

	Cents	$'000
Dividends paid in the year:		
Interim for the year		
– on ordinary shares in December 2004	5.5	35,142
– on ordinary shares in March 2005	4.0	29,563
		64,705
Final for 2004 shown as recommended in the 2004 report		
– on ordinary shares	5.0	38,219
		38,219
		102,924

CORPORATE INFORMATION

Corporate structure

Metcash Trading Limited is a company limited by shares that is incorporated and domiciled in Australia. Metoz Holdings (South Africa) was the ultimate parent entity until the Company was acquired by Metcash Limited, which is now the ultimate parent entity.

Nature of operations and principal activities

The principal activities during the year of entities within the consolidated entity were the wholesale distribution of groceries, liquor and associated products.

There have been no significant changes in the nature of those activities during the year.

Employees

The consolidated entity employed 4,316 employees as at 30 April 2005 (2004: 4,317 employees).

REVIEW AND RESULTS OF OPERATIONS

Group Overview

A review of the operations during the year, and the results of those operations, appears in the foregoing Chairman's and Chief Executive Officer's (CEO) report.

Summarised operating results are as follows:

	2005	
	Revenues $'000	Results $'000
Business segments		
Food Distribution	4,292,033	141,621
Cash & Carry Distribution	990,112	17,308
Liquor Distribution	2,285,197	28,240
	7,567,342	187,169
Consolidated entity adjustments	(55,895)	(18,105)
Consolidated entity sales and operating profit	7,511,447	169,064

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

No significant changes in the state of affairs of the company occurred during the financial year, not otherwise disclosed in the Chairman's and CEO's report.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

Metcash announced on 25 May 2005 that it had reached agreement with Foodland Associated Ltd (FAL) to acquire the Australian business of FAL excluding 19 Action stores and 3 Action development sites which will be acquired by Woolworths. Metcash will therefore acquire, on a debt free basis, FAL's West Australian Franchise and Supply division, Action Retail division (excluding Woolworths Actions Stores), and all other FAL Australian assets. Metcash is offering $780m in cash (or $6.61 per FAL share) or $859m in Metcash shares (or $7.29 per FAL share). It is expected the transaction will be implemented by way of a scheme of arrangement. Documents are expected to be sent to FAL shareholders by FAL during September with the acquisition becoming effective in October.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Information with respect to likely developments is set out within the report of the Chairman and CEO elsewhere in this Annual Report.

ENVIRONMENTAL MANAGEMENT REGULATION AND PERFORMANCE

Environmental

Metcash considers environmental management an integral part of our corporate responsibility. The implementation of a National Environmental Strategy has involved the recent undertaking of a national assessment to identify those activities, products and services of Metcash that may have an environmental impact. The intention of this assessment is to provide a framework for action and for setting environmental objectives and goals and establishing a disciplined management process for achieving targeted performance levels.

Food Safety

Metcash continues to operate an effective education and training program to ensure staff at all warehouses comply with all FSANZ Food Standards Code requirements including the National Food Safety Standards and state Food Act regulations. This includes the ongoing management and continuous improvement of the food safety training and management system based on HACCP (Hazard Analysis and Critical Control Point) risk management principles that have been progressively implemented over all Metcash warehouses since 2001.

Annual third party "certified" audits have assisted Metcash to ensure its sites are operating to the highest standard in food safety by identifying and managing food safety risks and maintaining an effective continuous improvement culture. Throughout 2004 and 2005, Metcash has continued this HACCP based system of food safety management achieving 100% HACCP Certification across all the existing Metcash sites which is well above national food safety standards required for distribution warehouses.

In 2004/2005 a second full review of Metcash's QA management systems at Metcash Head Office also achieved ongoing HACCP Certification. This includes a review of the management of Corporate brand specifications, approval of suppliers, product recalls, customer complaints, product label data management and internal protocols against FSANZ Food Standards Code requirements.

Metcash became a signatory to the National Packaging Covenant (NPC) in November 2001. During the year there was an extensive reduction in cardboard waste by the utilisation of plastic tote bins across the C store distribution sites as well as significant increase in the amount of recycled cardboard & plastic packaging in all Metcash sites.

In 2004/2005, Metcash also continued to assist in the co-ordination of the ARA Code of Practice for Shopping Bags across the Independent retailer network. The IGA Distribution group was able to support the Retail sector's reduction of plastic shopping bags by 27% and continues to develop marketing and in-store initiatives that encourages a further reduction to the December 2005 target of a 50% reduction across the national Supermarkets.

OCCUPATIONAL HEALTH & SAFETY

People are the most important part of our business. Metcash acknowledge the need to maintain vigilance towards safety and to be proactive in identifying new ways to improve performance through actively engaging our people in 'Managing Safety Together'. Over the past twelve months Metcash has renewed this commitment with significant investment in the development and commencement of a National safety management strategy that aims to exceed legislative compliance and reduce workplace injuries.

Group Performance

No. of reported injuries	23% increase
No. of hours lost	4% decrease
Severity rate	10% decrease
No. of claims	15% decrease
Duration rate	25% decrease

Due to a purposefully targeted focus across the business on reporting injuries to effectively identify and control risk, the number of reported incidents has increased. Reductions in all other areas demonstrate effectiveness in controlling the management of injuries.

This is a pleasing performance and highlights the successful implementation of the new OHS strategy across the group.

WORKFORCE ENGAGEMENT

For all of us at Metcash, engagement means the alignment of employees' efforts and contributions to those of the business and of shareholders. It is about constant communication, regular and frequent team briefs and understanding and perhaps more importantly, "doing something about" what concerns employees in their day-to-day activities.

Engagement at all levels of the workforce is one key to Metcash's on-going success. Re-enforced by work/life balance policies such as the highly successful "Pro-Fit", which targets activities and programs designed to enrich the well being of all employees, Metcash continues to acknowledge and value the contributions of all its employees.

The second climate survey was conducted during 2005 and whilst results are still being compiled at the time of writing, preliminary results show that employees appreciate the opportunity to voice their feelings about Metcash and particularly the company's willingness to strive for continuous improvement. Metcash is regarded by employees as a good employer and a great place to work. This is particularly pleasing given the restructuring in some parts of the business and the continued and unrelenting pressure from our competitors.

With all of the challenges that the FAL integration brings to the business, there is a high degree of confidence in the ability of employees to meet those challenges and become a true "third force" on the grocery wholesaling and retailing sector.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

(i) The Constitution of the Company permits the grant of an indemnity (to the maximum extent permitted by law) in favour of each Director, the Company Secretary, past Directors and Secretaries, and all past and present Executive Officers. The Company has entered into Deeds of Indemnity and Access with FJ Conroy, CP Curran, JR Fleming, TS Haggai, DWJ Bourke, RS Allan, JJ David and Sir Leo Heilscher together with all of the current directors and certain other officers of the Company. This indemnity is against any liability to third parties (other than related Metcash Trading companies), by such officers unless the liability arises out of conduct involving a lack of good faith. The indemnity also includes costs or expenses incurred by an officer in unsuccessfully defending proceedings relating to that person's position.

(ii) During the financial year, the Company has paid, or agreed to pay, a premium in respect of a contract of insurance insuring officers (and any persons who are officers in the future) against certain liability incurred in that capacity. Disclosure of the total amount of the premiums and the nature of the liabilities in respect of such insurance, is prohibited by the contract of insurance.

DIRECTORS' AND OTHER OFFICERS' EMOLUMENTS

Remuneration policy

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the executive team. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the company.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of executive directors' and officers' emoluments to the company's financial and operational performance. All senior executives have the opportunity to qualify for participation in the Management Bonus Scheme which provides for an annual cash bonus to be paid where specified financial performance criteria are achieved. In addition, an option plan has been implemented providing all employees (under the Employee Option Plan, which also covers senior executives), with the opportunity to participate in the future success of the Company. Details regarding the issue of share options under these two Plans are provided in the notes to the financial statements.

Details of the nature and amount of each element of the emolument of each director of the company and each of the five executive officers of the company and the consolidated entity receiving the highest emolument for the financial year are disclosed in note 30 of the annual report.

DIRECTORS' MEETINGS

The numbers of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director were as follows:

	Directors' Meetings	Meetings of Committees Remuneration	Audit
Number of meetings held:	13	4	3
Number of meetings attended:			
Carlos S dos Santos	12	4	
A E (Ted) Harris, AC	13	4	
Andrew Reitzer	13		
Michael R Jablonski	13		
Edwin M Jankelowitz	13		
V Dudley Rubin	13		3
Peter L Barnes	13	4	3
Richard A Longes	11		3
Bernard J Hale	13		
Joao Louis S Jardin	12		
Michael Wesslink	13		

Notes

Additionally, the Australian based non-executive directors met with the executive directors twice during the year, between board meetings, to review operations.

Committee membership

During the year, the company had an Audit Risk & Compliance Committee and a Remuneration & Nomination Committee. Members acting on the committees of the board during the year were:

Audit Risk & Compliance	Remuneration & Nomination
R.A. Longes (c)	A.E. Harris, AC (c)
P.L. Barnes	C.S. dos Santos
V.D Rubin	P.L. Barnes

Notes

(c) Designates the chairman of the committee.

For details of the committees, their charters and current membership, please refer to the section under "Corporate Governance".

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

TAX CONSOLIDATION

Effective 1 May 2004, for the purpose of income taxation, Metcash Trading Limited and its 100% owned subsidiaries have formed a tax consolidated group. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly-owned subsidiaries on a pro-rata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Metcash Trading Limited support and have adhered to the principles of corporate governance. The company's corporate governance statement is contained in the Corporate Governance section of this annual report.

Signed in accordance with a resolution of the directors.

Andrew Reitzer
Director

Sydney, 22 July 2005

STATEMENT OF FINANCIAL PERFORMANCE

		Metcash Trading Group		Metcash Trading Limited	
	Notes	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Sales revenue	2	6,993,660	7,173,897	–	
Cost of sales		(6,853,457)	(7,012,408)	–	–
Gross Profit		140,203	161,489	–	–
Other revenues from ordinary activities	2	517,514	450,480	105,619	72,233
Share of net profits of associates and joint venture accounted for using the equity method	2	273	665	–	–
Warehouse & Distribution expenses		(225,676)	(224,001)	–	–
Borrowing costs expensed	3	(8,050)	(7,918)	–	–
Selling, general & administration expenses		(255,200)	(225,064)	(939)	(1,055)
Profit from Ordinary Activities Before Income Tax Expense		169,064	155,651	104,680	71,178
Income Tax Expense Relating to Ordinary Activities	4	(58,869)	(53,899)	(54)	(54)
Profit from Ordinary Activities after Income Tax Expense		110,195	101,752	104,626	71,124
Net Profit		110,195	101,752	104,626	71,124
Net Profit Attributable to Members of Metcash Trading Limited	23	110,195	101,752	104,626	71,124
Net exchange difference on translation of financial report of foreign controlled entity	23(c)	1,347	(481)	–	–
Share Issue Costs	22(b)	(11,040)	–	–	–
Total Revenues, Expenses and Valuation Adjustments Attributable to Members of Metcash Trading Limited and Recognised Directly in Equity		(9,693)	(481)	–	–
Total Changes in Equity other than those resulting from Transactions with Owners as Owners Attributable to Members of Metcash Trading limited		100,502	101,271	104,626	71,124
Basic earnings per share (cents per share)		16.3	16.1		
Diluted earnings per share (cents per share)		16.1	15.8		
Franked dividends per share (cents per share)	5	15.5	9.6		

The Statement of Financial Performance is to be read in conjunction with the Notes to the Financial Statements.

STATEMENT OF FINANCIAL POSITION

AT 30 APRIL 2005

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Current Assets					
Cash assets		**143,904**	33,651	**135,435**	20,002
Receivables	6	**1,566,289**	658,365	**1,336,626**	243,307
Inventories	7	**402,014**	400,987	**–**	–
Other	8	**9,707**	8,238	**7,280**	1,145
Total Current Assets		**2,121,914**	1,101,241	**1,479,341**	264,454
Non-Current Assets					
Receivables	9	**29,814**	9,655	**–**	–
Investments accounted for using the equity method	10	**2,450**	1,112	**–**	–
Other financial assets	11	**4,121**	840	**476,900**	476,882
Property, plant and equipment	13	**129,073**	130,174	**4,103**	4,170
Deferred tax assets	4	**5,472**	2,584	**–**	–
Intangible assets	14	**244,295**	243,092	**–**	–
Other	15	**13,568**	–	**–**	–
Total Non-Current Assets		**428,793**	387,457	**481,003**	481,052
Total Assets		**2,550,707**	1,488,698	**1,960,344**	745,506
Current Liabilities					
Payables	16	**744,927**	884,055	**137,454**	109,939
Interest-bearing liabilities	17	**7,995**	52,567	**–**	45,000
Current tax liabilities	4	**21,103**	13,617	**–**	–
Provisions	18	**30,977**	32,380	**–**	–
Total Current Liabilities		**805,002**	982,619	**137,454**	154,939
Non-Current Liabilities					
Non Interest-bearing liabilities	19	**560,810**	–	**560,810**	–
Interest-bearing liabilities	20	**402,469**	16,576	**385,000**	–
Provisions	21	**18,838**	19,348	**–**	–
Total Non-Current Liabilities		**982,117**	35,924	**945,810**	–
Total Liabilities		**1,787,119**	1,018,543	**1,083,264**	154,939
Net Assets		**763,588**	470,155	**877,080**	590,567
Equity					
Parent entity interest					
Contributed equity	22	**846,976**	562,163	**846,976**	562,163
Reserves	23	**13,939**	12,592	**57,613**	57,613
Accumulated Losses	23	**(97,327)**	(104,600)	**(27,509)**	(29,209)
Total parent entity interest in equity		**763,588**	470,155	**877,080**	590,567
Total Equity		**763,588**	470,155	**877,080**	590,567

The Statement of Financial Position is to be read in conjunction with the Notes to the Financial Statements.

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Cash Flows from Operating Activities					
Receipts from customers		8,281,009	8,240,393	1,119	1,233
Payments to suppliers and employees		(7,995,986)	(7,961,457)	(873)	(987)
Dividend received		–	198	104,500	71,000
Interest received		6,595	328	–	–
Borrowing costs		(8,050)	(7,918)	–	–
Income tax paid		(54,271)	(40,651)	–	–
Goods & Services tax paid		(100,007)	(100,232)	–	–
Net Cash Flows from Operating Activities	24(a)	129,290	130,661	104,746	71,246
Cash Flows from Investing Activities					
Proceeds from sale of property, plant and equipment		9,643	3,686	–	–
Purchase of property, plant and equipment		(32,238)	(29,657)	–	–
Proceeds on sale of retail stores		–	2,224	–	–
Payment of deferred acquisition costs		(3,941)	–	–	–
Payment on acquisition of subsidiaries/business		(32,161)	(34,827)	–	–
Loans to other entities		(40,159)	(59)	(908,164)	(98,024)
Net Cash Flows used in Investing Activities		(98,856)	(58,633)	(908,164)	(98,024)
Cash Flows from Financing Activities					
Proceeds from issue of CULS		747,747	–	747,747	–
Proceeds from issue of CUPS		50,000	–	50,000	–
Metoz Holdings acquisition funding		(1,097,503)	–	–	–
Dividends paid to members of parent entity		(102,924)	(60,783)	(102,924)	(60,783)
Proceeds from borrowings – other		525,000	110,000	–	45,000
Repayments of borrowings – other		(305,876)	(165,000)	(45,000)	–
Proceeds from issue of ordinary shares		295,852	2,561	295,852	2,561
Payment of funding costs		(26,824)	–	(26,824)	–
Principal repayments under finance leases		(7,000)	(7,722)	–	–
Net Cash Flows from/(used in) Financing Activities		78,472	(120,944)	918,851	(13,222)
Net Increase/(Decrease) in Cash Held		108,906	(48,916)	115,433	(40,000)
Add opening cash brought forward		33,651	83,048	20,002	60,002
Effects of exchange rate changes on cash		1,347	(481)	–	–
Closing Cash Carried Forward	24(b)	143,904	33,651	135,435	20,002

The Statement of Cash Flows is to be read in conjunction with the Notes to the Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in accounting policies

The accounting policies adopted are consistent with those of the previous year.

(c) Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Metcash Trading Limited (the parent entity) and all entities which Metcash Trading Limited controlled from time to time during the year and at balance date.

Information from the financial statements of controlled entities is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a controlled entity, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Controlled entities acquisitions are accounted for using the purchase method of accounting.

The financial statements of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(d) Foreign currencies

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

Translation of financial reports of overseas operations

All overseas operations are deemed self-sustaining as each is financially and operationally independent of Metcash Trading Limited. The financial reports of overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

(e) Cash and cash equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(f) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

Bills of exchange and promissory notes are measured at the lower of cost and net realisable value.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Investments

Listed shares held for trading are carried at cost.

Where listed shares have been revalued, any capital gains tax which may become payable has not been taken into account in determining the revalued carrying amount. Where it is expected that a liability for capital gains tax exists, this amount is recognised in the profit or loss for the reporting period.

Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial report.

All other non-current investments are carried at the lower of cost and recoverable amount.

(h) Inventories

Inventories of finished goods are carried at the lower of cost and net realisable value. In accordance with industry practice, cost is determined by deducting from the supplier's invoice price any purchase incentives, allowances, discounts and net marketing income. The method adopted to assign costs to inventories is first-in, first-out.

Property held for resale are classified as inventory and valued at the lower of cost and net realisable value. Cost includes the cost of acquisition and any subsequent development costs or improvements.

(i) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value using a market determined risk adjusted discount rate of 8.55%.

(j) Property, plant and equipment

Cost and valuation

All classes of property, plant and equipment are measured at cost.

Where assets have been previously revalued, the potential effect of the capital gains tax on disposal has not been taken into account in the determination of the revalued carrying amount. Where it is expected that a liability for capital gains tax will arise, this expected amount is disclosed by way of note.

Depreciation

Depreciation is provided on a straight-line basis on all property, plant and equipment, other than freehold land.

Major depreciation periods are:

	2005	2004
Freehold buildings:	50 years	50 years
Plant and equipment:	5–15 years	5–15 years

(k) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

The lease incentive liability in relation to the non-cancellable operating lease is being reduced on an imputed interest basis over the lease term (5 years) at the rate implicit in the lease.

Contingent rentals are recognised as an expense in the financial year in which they are incurred.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Leases (continued)

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(l) Intangibles

Patents and licences

Patents and licences are carried at cost and amortised on a straight-line basis over their useful lives, being 20 years.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.

Goodwill is amortised on a straight-line basis over the period during which benefits are expected to be received, up to a maximum of 20 years.

(m) Other non-current assets

Expenditure carried forward

Significant items of carry forward expenditure having a benefit or relationship to more than one period are written off over the periods to which such expenditure relates.

(n) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accruals basis.

Deferred cash settlements are recognised at the present value of the outstanding consideration payable on the acquisition of an asset discounted at prevailing commercial borrowing rates.

(o) Interest-bearing liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Bills of exchange and promissory notes are carried at the principal amount plus deferred interest.

Finance lease liability is determined in accordance with the requirements of AASB 1008 "Leases".

(p) Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Provisions for Store Lease & Remediations are raised where the economic entity has committed to the closure of stores. The future lease costs, net of any income from sub leasing, are discounted to their net present value in determining the provision.

Dividends payable are recognised when a legal or constructive obligation to pay the dividend arises, typically following approval of the dividend at a meeting of shareholders.

(q) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of Goods

Control of the goods has passed to the buyer.

Interest

Control of the right to receive the interest payment.

Dividends

Control of the right to receive the dividend payment.

(s) Taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where assets are revalued no provision for potential capital gains tax has been made.

Tax consolidation — Parent Entity

The Australian Group elected to form a tax consolidated sharing group for income tax purposes with effect from 1 May 2004. Metcash Trading Limited has entered into a tax funding agreement with the members of the tax consolidation group, effective from that financial year. The agreement is aimed at achieving an allocation of the Australian group's income tax expense to controlled entities within the tax-consolidated group as if they were operating on a stand-alone basis. The controlled entities party to the agreement will reimburse Metcash Trading Limited for an amount calculated as if they were on a stand-alone basis. Similarly, Metcash Trading Limited will reimburse controlled entities for losses when they are utilised to reduce Australian group tax payable.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(t) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee benefits liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee benefits expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and
- other types of employee benefits

are charged against profits on a net basis in their respective categories.

The value of the employee share incentive scheme described in note 26 is not being charged as an employee benefit expense.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:
- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(v) Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

(w) Securitisation

Securitisation arrangements, where the risks and benefits associated with the securitised assets are retained by the economic entity, are regarded as financing transactions. Accordingly, the related assets are brought to account and disclosed as securitised and the amounts arising under the financing arrangement are brought to account as borrowings. Interest is charged as an expense as it accrues

2. REVENUE FROM ORDINARY ACTIVITIES

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Revenues from operating activities					
Revenue from sale of goods		6,993,660	7,173,897	–	–
Total revenues from operating activities		6,993,660	7,173,897	–	–
Revenues from non-operating activities					
Rent		26,587	27,258	246	246
Merchandising income		455,309	412,856	–	–
Dividends and distributions					
Other corporations		–	–	104,500	71,000
Interest					
Other persons/corporations		6,595	328	–	–
Retail income		19,380	6,352	–	–
Other income		–	–	873	987
Proceeds from disposal of property, plant & equipment		9,643	3,686	–	–
Total revenues from non-operating activities		517,514	450,480	105,619	72,233
Total revenues from ordinary activities		7,511,174	7,624,377	105,619	72,233
Share of net profits of associates and joint venture partnership accounted for using the equity method					
Share of associates' profits	10(a)	273	665	–	–
		273	665	–	–

3. EXPENSES AND LOSSES/(GAINS)

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
(a) Expenses					
Cost of goods sold		6,853,457	7,012,408	–	–
Depreciation of non-current assets					
Plant and equipment		23,695	19,850	–	2
Buildings		352	444	67	66
Total depreciation of non-current assets		24,047	20,294	67	68
Amortisation of non-current assets					
Goodwill		21,763	20,601	–	–
Other non current assets		7,929	6,896	–	–
Total amortisation of non-current assets		29,692	27,497	–	–
Total depreciation and amortisation expenses		53,739	47,791	67	68
Borrowing costs expensed					
Interest expense					
Finance lease		1,958	2,032	–	–
Interest and finance charges paid or payable		6,092	5,886	–	–
Total borrowing costs		8,050	7,918	–	–
Total borrowing costs expensed		8,050	7,918	–	–
Bad and doubtful debts — trade debtors		6,229	3,627	–	–
Inventories shrinkage value written off		8,693	9,647	–	–
Operating lease rental					
– minimum lease payments		69,382	110,716	–	–
Total operating lease rental		69,382	110,716	–	–
(b) Losses/(gains)					
Net gain on disposal of property, plant and equipment		(2,165)	(93)	–	–
(c) Specific items					
Profit from ordinary activities before income tax expense includes the following specific revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity:					
Interest received on funding for the Capital Reorganisation		(5,000)	–	–	–

4. INCOME TAX

		Metcash Trading Group		Metcash Trading Limited	
	Notes	2005 $'000	2004 $'000	2005 $'000	2004 $'000
The prima facie tax, using tax rates applicable in the country of operation, on profit differs from the income tax provided in the financial statements as follows:					
Prima facie tax on profit from ordinary activities		50,719	46,695	31,404	21,354
Tax effect of permanent differences					
Rebateable dividends		–	–	(31,350)	(21,300)
Amortisation of intangible assets		6,529	6,180	–	–
Other items (net)		504	289	–	–
Under/(over) provision of previous year		1,117	735	–	–
Income tax expense attributable to ordinary activities		58,869	53,899	54	54
Deferred tax assets and liabilities					
Provision for income tax – current		21,103	13,617	–	–
Future income tax benefit – non-current		5,472	2,584	–	–

This future income tax benefit will only be obtained if:

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(b) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

Tax consolidation

From 1 May 2004, for the purposes of income tax, Metcash Trading Limited and its 100% owned Australian controlled entities formed a tax consolidated group. Members of the group entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned controlled entities on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date the possibility of default is remote. The head entity of the tax consolidated group is Metcash Trading Limited.

5. DIVIDENDS PAID

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
(a) Dividends paid on ordinary shares during the year					
(i) Current year interim					
Franked dividends (9.5c per share) (2004: 5.0c)		**64,705**	31,745	**64,705**	31,745
(ii) Previous year final					
Franked dividends (6.0c per share) (2004: 4.6c)		**38,219**	29,038	**38,219**	29,038
Total dividends paid		**102,924**	60,783	**102,924**	60,783
(b) Franking credit balance					
The amount of franking credits available for the subsequent financial year are:					
– franking account balance as at the end of the financial year (at 30%)				**109,480**	14,150
– franking credits that will arise from the payment of dividends as at the end of the financial year				**12,100**	13,745
				121,580	27,895

6. RECEIVABLES (CURRENT)

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Trade debtors – securitised	6(b)	**533,969**	482,517	–	–
Trade debtors – non securitised	6(b)	**79,029**	178,041	–	–
Provision for doubtful debts		**(8,553)**	(3,983)	–	–
		604,445	656,575	–	–
Other receivables	6(b)	**961,844**	1,790	–	–
Amounts other than trade debts receivable from related parties:					
Wholly-owned group					
– controlled entities and ultimate parent entity	6(a), 32	–	–	**1,336,626**	243,307
		1,566,289	658,365	**1,336,626**	243,307
(a) Related party receivables					
Wholly-owned group					
– controlled entities and ultimate parent entity	32	–	–	**1,336,626**	243,307
		–	–	**1,336,626**	243,307

(b) Terms and conditions

(i) Trade debtor terms vary by business unit. At 30 April 2005, 89.95% of trade debtors are required to be settled within 30 days (2004: 98.4%) and 10.05% of trade debtors have terms extending from 30 days to 60 days (2004: 1.6%).

(ii) The economic entity has securitised certain trade receivables from 30 April 1999 by way of granting an equitable interest over those receivables to a special purpose trust managed by a major Australian bank. The terms of the securitisation require, as added security, that at any time the book value of the securitised receivables must exceed by at least a certain proportional amount, the funds provided by the trust to the economic entity as a consequence of securitisation. At the end of the financial year trade receivables of $533,969,000 (2004: $482,517,000) had been securitised as disclosed above, with $nil (2004: $45,000,000) of funds received. The resultant security margin exceeded the minimum required at that date.

(iii) Other receivables are non-interest bearing and have repayment terms of less than 12 months.

7. INVENTORIES (CURRENT)

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Finished goods					
Finished Goods at Cost		409,259	406,880	–	–
Provision for obsolescence		(7,451)	(7,196)	–	–
		401,808	399,684	–	–
Other assets held for resale – at cost					
Land and Buildings	7(a), (b)	206	1,303	–	–
		206	1,303	–	–
Total inventories at lower of cost and net realisable value		402,014	400,987	–	–

(a) The Directors consider the Land and Buildings amounts to be carried at not more than realisable value

(b) Land held for resale is immaterial to be separated from Land & Buildings

8. OTHER CURRENT ASSETS

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Prepayments		9,707	8,238	7,280	1,145
		9,707	8,238	7,280	1,145

9. RECEIVABLES (NON-CURRENT)

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Loans		15,769	8,686	–	–
Other receivables	9(a)	14,045	969	–	–
		29,814	9,655	–	–
		29,814	9,655	–	–

(a) Refer to note 6 for terms and conditions for the above financial asset

10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Other Investments		2,450	1,112	–	–
		2,450	1,112	–	–

(a) Interest in Associates

Name	Balance date	Ownership interest held by consolidated entity 2005 %	Ownership interest held by consolidated entity 2004 %
Produce Traders Trust	30 June	40	40
Abacus Independent Retail Property Trust	30 June	25	–

(i) Principal activity

Distribution of Fruit & Vegetables; Investment in Retail Property

	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000
(ii) Share of associates' profits		
Share of associates':		
– operating profits before income tax	273	665
– operating profits after income tax	273	665
Share of associates' net profits	273	665
(iii) Carrying amount of investment in associates		
Balance at the beginning of financial year	1,112	645
– share of associates' net profits for the financial year	273	665
– dividends received from associate	–	(198)
– new investment in associate acquired	1,065	–
Carrying amount of investment in associates at the end of the financial year	2,450	1,112
(iv) Share of associates' assets and liabilities		
Current assets	1,281	981
Non-current assets	2,823	553
Current liabilities	(2,223)	(978)
Non-current liabilities	(171)	(101)
Net Assets	1,710	455
(v) Retained profits of the consolidated entity attributable to associates		
Balance at the beginning of the financial year	653	186
Share of associates' net profits	273	665
Dividends received from associates	–	(198)
Balance at the end of the financial year	926	653

There are no contingent liabilities or capital commitments of associates.

11. OTHER FINANCIAL ASSETS (NON-CURRENT)

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Investments at cost comprise:					
Shares					
Listed		**20**	20	**–**	–
Unlisted		**4,101**	820	**–**	(18)
Controlled entities – unlisted	12	**–**	–	**476,900**	476,900
Total investments		**4,121**	840	**476,900**	476,882

12. INTERESTS IN CONTROLLED ENTITIES

Name	Country of incorporation	Percentage of equity interest held by the consolidated entity 2004 $'000	Percentage of equity interest held by the consolidated entity 2005 $'000
Australian Liquor Marketers Pty Limited (a)	Australia	100	100
Campbells Cash and Carry Pty Ltd	Australia	100	100
Clancy's Food Stores Pty Ltd	Australia	100	100
Cotswrap Pty Ltd (a)	Australia	100	100
Metcash Export Services Pty Ltd	Australia	100	100
IGA Retail Services Pty Ltd	Australia	100	100
Jewel Food Stores Pty Ltd	Australia	100	100
Jewel Superannuation Fund Pty Ltd (a)	Australia	100	100
M-C International Australia Pty Ltd (a)	Australia	100	100
Metro Cash & Carry Pty Ltd (a)	Australia	100	100
Property Reference Pty Ltd	Australia	100	100
Retail Merchandise Services Pty Ltd	Australia	100	100
Davids Food Services Pty Ltd (a)	Australia	100	100
Australian Liquor Marketers (QLD) Pty Ltd (a)	Australia	100	100
Denham Bros Pty Limited (a)	Australia	100	100
Moucharo Pty Ltd (a)	Australia	100	100
QIW Pty Limited (a)	Australia	100	100
Queensland Independent Wholesalers Pty Limited (a)	Australia	100	100
Regzem (No. 3) Pty Ltd (a)	Australia	100	100
Regzem (No. 4) Pty Ltd (a)	Australia	100	100
Retail Stores Development Finance Pty Limited (a)	Australia	100	100
Rockblock Pty Ltd (a)	Australia	100	100
RSDF Nominees Pty Ltd (a)	Australia	100	100
Bofeme Pty Ltd (a)	Australia	100	100
City Ice and Cold Storage Company Pty Ltd (a)	Australia	100	100
Composite Buyers Finance Pty Ltd (a)	Australia	100	100
Composite Buyers Pty Limited (a)	Australia	100	100
Composite Pty Ltd (a)	Australia	100	100
IGA Distribution Pty Ltd	Australia	100	100
IGA Distribution (Vic) Pty Ltd	Australia	100	100
Five Star Wholesalers Pty Ltd	Australia	100	100
Metcash Holding Pty Limited	Australia	100	100
Keithara Pty Ltd (a)	Australia	100	100
Knoxfield Transport Service Pty Ltd (a)	Australia	100	100
Moorebank Transport Pty Ltd (a)	Australia	100	100
Payless Superbarn (NSW) Pty Ltd (a)	Australia	100	100

12. INTERESTS IN CONTROLLED ENTITIES (continued)

Name	Country of incorporation	Percentage of equity interest held by the consolidated entity	
		2004 $'000	2005 $'000
Payless Superbarn (VIC) Pty Ltd (a)	Australia	100	100
Rainbow Supermarkets Pty Ltd (a)	Australia	100	100
Mirren (Australia) Pty Ltd	Australia	100	100
Stonemans (Management) Pty Ltd	Australia	100	100
Stonemans Self Service Pty Ltd	Australia	100	100
Arrow Pty Limited	Australia	100	100
Blue Lake Exporters Pty Ltd	Australia	100	100
Casuarina Village Shopping Centre Pty Ltd	Australia	100	100
IGA Distribution (SA) Pty Limited	Australia	100	100
Metcash Management Pty Ltd	Australia	100	100
Gawler Supermarkets Pty Ltd	Australia	100	100
Metcash Storage Pty Ltd	Australia	100	100
Green Triangle Meatworks Limited	Australia	100	100
Plympton Properties Pty Ltd	Australia	100	100
Davids Group Staff Superannuation Fund Pty Ltd	Australia	100	100
Australian Liquor Marketers (WA) Pty Ltd (a)	Australia	100	100
Jorgensons Confectionery Pty Limited (a)	Australia	100	100
Tasman Liquor Company Ltd	New Zealand	100	100
Amalgamated Confectionery Wholesalers Pty Ltd	Australia	100	100
Harvest Liquor Pty Ltd	Australia	100	100
IGA Pacific Pty Limited	Australia	50	50
IGA Retail Network Limited	Australia	100	100
Independent Brands Australia Pty Limited	Australia	100	100
Newton Cellars Pty Ltd	Australia	100	100
Regeno Pty Limited	Australia	100	100
Rennet Pty Limited	Australia	100	100
Tasher No.8 Pty Limited	Australia	100	100
Vawn No.3 Pty Ltd	Australia	50	50
Australian Asia Pacific Wholsalers Pty Limited	Australia	71	71
Rainbow Unit Trust	Australia	100	100
Wimbledon Unit Trust	Australia	100	100
Action Holdco Pty Limited	Australia	100	–
GP New Co Pty Ltd	Australia	100	–
IGA Community Chest Limited	Australia	100	–
Melton New Co Pty Ltd	Australia	100	–
NZ Holdco Limited	Australia	100	–

(a) Entities subject to class order relief

Pursuant to Class Order 98/1418, relief has been granted to all controlled entities, except those marked (a), from the Corporations Law requirements for preparation, audit and lodgement of their financial reports. As a condition of the Class Order, Metcash Trading Limited and the controlled entities subject to the Class Order (the "Closed Group") entered into a Deed of Cross Guarantee on 27 May 1994 or assumption deeds dated 7 February 1995 and 20 May 1996. The effect of the deed is that Metcash Trading Limited has guaranteed to pay any deficiency in the event of winding up of these controlled entities. The controlled entities have also given similar guarantees in the event that Metcash Trading Limited is wound up.

12. INTERESTS IN CONTROLLED ENTITIES (continued)

The consolidated statement of financial performance and statement of financial position of the entities which are members of the "Closed Group" are as follows:

	Closed Group	
	2005 $'000	2004 $'000
(i) Consolidated statement of financial performance		
Profit from ordinary activities before income tax	143,338	123,337
Income tax expense relating to ordinary activities	(50,460)	(53,169)
Profit from ordinary activities after income tax expense	92,878	70,168
Net profit	92,878	70,168
Retained profits at the beginning of the financial year	(178,987)	(188,373)
Dividends provided for or paid	(102,924)	(60,782)
Retained profits at the end of the financial year	(189,033)	(178,987)
(ii) Consolidated statement of financial position		
Current Assets		
Cash assets	143,523	33,062
Receivables	983,962	466,457
Inventories	265,834	263,213
Other	7,749	6,362
Total Current Assets	1,401,068	769,094
Non-Current Assets		
Receivables	28,925	8,757
Investments accounted for using the equity method	2,450	–
Other financial assets	3,662	1,493
Property, plant and equipment	119,861	122,947
Intangible assets	203,999	216,667
Deferred tax assets	1,779	–
Other	13,568	–
Total Non-Current Assets	374,244	349,864
Total Assets	1,775,312	1,118,958
Current Liabilities		
Payables	371,585	607,089
Interest-bearing liabilities	7,252	52,003
Provisions	25,863	26,743
Current tax liabilities	12,694	10,141
Total Current Liabilities	417,394	695,976
Non-Current Liabilities		
Non interest-bearing liabilities	373,873	–
Interest-bearing liabilities	401,077	14,900
Deferred tax liabilities	–	1,043
Provisions	15,788	16,354
Total Non-Current Liabilities	790,738	32,297
Total Liabilities	1,208,132	728,273
Net Assets	567,180	390,685
Shareholders' Equity		
Contributed equity	748,705	562,163
Reserves	7,508	7,509
Accumulated losses	(189,033)	(178,987)
Total Shareholders' Equity	567,180	390,685

13. PROPERTY, PLANT AND EQUIPMENT

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Freehold land					
At cost		5,907	5,902	1,200	1,200
	13(a)	5,907	5,902	1,200	1,200
Buildings on freehold land					
At cost		14,858	14,858	3,300	3,300
Accumulated depreciation		(1,740)	(1,422)	(397)	(330)
	13(a)	13,118	13,436	2,903	2,970
Leasehold improvements					
At cost		9,000	9,000	–	–
Accumulated amortisation		(933)	(790)	–	–
	13(a)	8,067	8,210	–	–
Other land and buildings					
Total land and buildings		27,092	27,548	4,103	4,170
Plant and equipment under lease					
At cost		46,118	38,449	–	–
Accumulated amortisation		(21,571)	(14,917)	–	–
		24,547	23,532	–	–
Plant & machinery					
At cost		122,563	116,191	10	10
Accumulated depreciation		(45,129)	(37,097)	(10)	(10)
		77,434	79,094	–	–
Total plant and equipment		101,981	102,626	–	–
Total property, plant and equipment					
Cost		198,446	184,400	4,510	4,510
		198,446	184,400	4,510	4,510
Accumulated depreciation and amortisation		(69,373)	(54,226)	(407)	(340)
Total written down amount		129,073	130,174	4,103	4,170

(a) Valuations

The fair values of freehold land, and buildings on freehold land have been determined by reference to director valuations, based upon independent valuations previously obtained. Such valuations are performed on an open market basis, being the amounts for which the assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm's length transaction at the valuation date.

In April 2003 a directors valuation was performed on the land and buildings that were owned by Metcash Trading Limited and its controlled entities. The valuation obtained stated the value of the land and buildings to be valued at $28,285,000. Directors believe this valuation is still appropriate as at end of April 2005.

13. PROPERTY, PLANT AND EQUIPMENT (continued)

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Limited 2005 $'000
(b) Reconciliations			
Reconciliations of the carrying amounts of property, plant and equipment at the beginning and end of the current financial year.			
Freehold land			
Carrying amount at beginning		5,902	1,200
Additions		5	–
		5,907	1,200
Buildings on freehold land			
Carrying amount at beginning		13,436	2,970
Additions		34	–
Depreciation expense		(352)	(67)
		13,118	2,903
Leasehold Improvements			
Carrying amount at beginning		8,210	–
Amortisation expense		(143)	–
		8,067	–
Plant and equipment under lease			
Carrying amount at beginning		23,532	–
Additions		8,801	–
Amortisation expense		(7,786)	–
		24,547	–
Plant and machinery			
Carrying amount at beginning		79,094	–
Additions		32,204	–
Disposals		(11,529)	–
Additions through acquisition of entities/operations		1,360	–
Depreciation expense		(23,695)	–
		77,434	–

14. INTANGIBLES

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Goodwill		355,735	332,751	–	–
Accumulated amortisation		(111,440)	(89,659)	–	–
		244,295	243,092	–	–

15. OTHER NON-CURRENT ASSETS

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Deferred debt costs		13,568	–	–	–
		13,568	–	–	–

16. PAYABLES (CURRENT)

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Trade creditors	16(a)	723,037	842,207	–	–
Other creditors	16(a)	21,890	41,848	137,454	109,939
		744,927	884,055	137,454	109,939

(a) Terms and conditions relating to the above financial instruments:

(i) Trade creditors are generally settled within 30 days. The Directors consider the carrying amounts of trade and other creditors to approximate their net fair values.

17. INTEREST-BEARING LIABILITIES (CURRENT)

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Lease liability	17(a), (b), 25(b)	7,995	7,567	–	–
Borrowings secured by floating charge					
– bills of exchange and promissory notes		–	45,000	–	45,000
		7,995	52,567	–	45,000

(a) Secured lease liability – finance lease

(b) Terms and conditions relating to the above financial instruments

(i) Finance leases have an average lease term of 5 years with the option to purchase the asset at the completion of the lease term for the asset's market value. The average discount rate implicit in the lease is 7.2% (2004 8.7%). Secured lease liabilities are secured by a charge over the leased asset.

18. PROVISIONS (CURRENT)

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Employee entitlements	26	27,364	26,469	–	–
Store Lease and remediation provision	21	1,413	2,405	–	–
Other provisions	21	2,200	3,506	–	–
		30,977	32,380	–	–

19. NON INTEREST-BEARING LIABILITIES

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Convertible, redeemable, subordinated, unsecured loan notes (CULS)		560,810	–	560,810	–
		560,810	–	560,810	–

(a) The above represents 75% of the original CULS issue, which will or may be converted at Metcash's election on maturity date (19 September 2005). At maturity date, the CULS convert into Metcash Limited shares on a 1:1 basis or the CULS will be redeemed at the issue price plus redemption premium of 5%. Alternatively, Metcash may extend the maturity date by 3 months and convert them into Metcash Limited shares on a 1:1 basis or redeem the CULS at the issue price plus a redemption premium of 7.5%.

20. INTEREST-BEARING LIABILITIES (NON-CURRENT)

		Metcash Trading Group		Metcash Trading Limited	
	Notes	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Lease liability	20(a), (b), 25	17,469	16,576	–	–
Borrowings					
– bank loans	20(b), 34	335,000	–	335,000	–
Borrowings secured by floating charge					
– CUPS	20(b), 34	50,000	–	50,000	–
		402,469	16,576	385,000	–
(a) Secured lease liability – finance lease		17,469	16,576	–	–

(b) Terms and conditions relating to the above financial instruments

(i) Finance leases have an average lease term of 5 years with the option to purchase the asset at the completion of the lease term for the asset's market value. The average discount rate implicit in the lease is 7.2% (2004 8.7%). Secured lease liabilities are secured by a charge over the leased asset.

(ii) Bank loans are a 3-year senior unsecured syndicated loan note subscription facility. The Syndicated Facility is to be provided to Metcash by a syndicate of lenders and has been fully underwritten by ANZ.

(iii) CUPS (Convertible Undated Preference Shares) allow for the holder to request conversion, at which time the issuer can choose to convert them into a variable number of shares in Metcash Ltd or redeem for cash. The issuer can also redeem the CUPS at any time prior to conversion. A preferential non-cumulative dividend will be payable on the CUPS in arrears.

21. PROVISIONS (NON-CURRENT)

Employee entitlements	26	17,748	17,749	–	–
Store lease and remediation provision		1,090	1,599	–	–
		18,838	19,348	–	–

(a) Movement in provisions

(i) Store lease and remediation provision (current/non-current)

Carrying amount at the beginning of the financial year	4,004	–
Amount utilised during the year	(1,501)	–
Carrying amount at the end of the financial year	2,503	–

(ii) Other provision (current/non-current)

Carrying amount at the beginning of the financial year	3,506	–
Amount utilised during the year	(1,306)	–
Carrying amount at the end of the financial year	2,200	–

22. CONTRIBUTED EQUITY

(a) Issued and paid up capital

Ordinary shares fully paid	846,976	562,163	846,976	562,163
	846,976	562,163	846,976	562,163

22. CONTRIBUTED EQUITY (continued)

	2005 Number of Shares	2005 $'000	2004 Number of Shares	2004 $'000
(b) Movements in shares on issue				
Beginning of the financial year	636,761,358	562,163	630,748,848	559,602
Issued during the year				
– Issue of 89,850,000 ordinary shares at 300 cents per share	89,850,000	269,550	–	–
– less transaction costs	–	(6,739)	–	–
– Issue of 6,967,370 ordinary shares at 300 cents per share	6,967,370	20,904	–	–
– Exercise of employee options				
– 2,135,690 ordinary shares at 44 cents per share	2,135,690	954	–	–
– Exercise of employee options				
– 838,920 ordinary shares at 43.1 cents per share	838,920	362	–	–
– Exercise of employee options				
– 1,556,490 ordinary shares at 153.8 cents per share	1,556,490	2,394	–	–
– Exercise of employee options				
– 1,020,000 ordinary shares at 165.6 cents per share	1,020,000	1,689	–	–
– Exercise of employee options				
– 3,588,270 ordinary shares at 44 cents per share	–	–	3,588,270	1,515
– Exercise of employee options				
– 2,368,440 ordinary shares at 43.1 cents per share	–	–	2,368,440	1,021
– Issue of 55,800 ordinary shares at 44 cents per share	–	–	55,800	25
Transaction costs	–	(4,301)	–	–
End of the financial year	739,129,828	846,976	636,761,358	562,163

Options over ordinary shares:	2005 Number	2004 Number
(c) Share Options		
Opening balance	19,242,210	26,606,790
Issued during the period	850,000	278,900
Exercised during the period – Employee options	(5,529,900)	(5,956,710)
Converted to Metcash Limited	(12,324,700)	–
Expired during the period	(2,237,610)	(1,686,770)
Closing balance	–	19,242,210
Issued subsequent to period end	–	2,500
Exercised subsequent to period end	–	(117,500)
Outstanding at date of Directors' report	–	19,127,210

(d) Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

23. RESERVES AND RETAINED PROFITS

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Capital profits reserve	23(a)	12,777	12,777	4,770	4,770
Asset revaluation	23(b)	–	–	52,843	52,843
Foreign currency translation	23(c)	1,162	(185)	–	–
		13,939	12,592	57,613	57,613
Retained profits	23(d)	(97,327)	(104,600)	(27,509)	(29,209)

(a) Capital profits

(i) Nature and purpose of reserve

The capital profits reserve is used to accumulate realised capital profits. The reserve can be used to pay dividends or issue bonus shares.

(ii) Movements in reserve

Balance at beginning of year	12,777	12,777	4,770	4,770
Balance at end of year	12,777	12,777	4,770	4,770

(b) Asset revaluation

(i) Nature and purpose of reserve

The asset revaluation reserve is used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay dividends in limited circumstances.

(ii) Movements in reserve

Balance at beginning of year	–	–	52,843	52,843
Balance at end of year	–	–	52,843	52,843

(c) Foreign currency translation

(i) Nature and purpose of reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

(ii) Movements in reserve

Balance at beginning of year	(185)	296	–	–
Gain/(loss) on translation of overseas controlled entities	1,347	(481)	–	–
Balance at end of year	1,162	(185)	–	–

(d) Accumulated losses

Balance at the beginning of year	(104,600)	(145,569)	(29,209)	(39,550)
Net profit attributable to members of Metcash Trading Limited	110,195	101,752	104,626	71,124
Total available for appropriation	5,597	(43,817)	75,415	31,574
Dividends provided for or paid	(102,924)	(60,783)	(102,924)	(60,783)
Balance at end of year	(97,327)	(104,600)	(27,509)	(29,209)

24. STATEMENT OF CASH FLOWS

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
(a) Reconciliation of the net profit after tax to the net cash flows from operations					
Net profit		110,195	101,752	104,626	71,124
Non-Cash Items					
Depreciation and Amortisation of non-current assets		24,191	20,294	67	68
Amortisation of goodwill		29,549	27,497	–	–
Net profit on disposal of property, plant and equipment		(2,165)	(93)	–	–
Share of associates' net profits		(273)	(665)	–	–
Dividends received from associates		–	198	–	–
Changes in assets and liabilities					
Decrease/(increase) in trade and other receivables		30,536	(91,761)	6,188	(45,792)
Decrease/(increase) in inventory		7,452	(31,331)	–	–
Movement in income tax balances		4,599	11,918	–	–
Increase in prepayments		(1,469)	(2,576)	(6,135)	(25)
(Decrease)/increase in payables and provisions		(73,325)	95,428	–	45,871
Net cash flow from operating activities		129,290	130,661	104,746	71,246
(b) Reconciliation of cash					
Cash balance comprises:					
– cash on hand		143,904	33,651	135,435	20,002
Closing cash balance		143,904	33,651	135,435	20,002
(c) Financing facilities available					
At reporting date, the following financing facilities had been negotiated and were available:					
Total facilities					
– Working capital including bank overdraft		130,900	15,000	130,900	15,000
– Revolving Syndicated Loan		825,000	–	825,000	–
– Securitisation finance and loans		250,000	250,000	150,000	150,000
– Lease finance facility		22,500	22,500	–	–
– Indemnity Guarantee facility		21,600	19,500	21,600	19,500
– Foreign currency dealing limit		–	1,107	–	1,107
Facilities used at reporting date					
– Working capital including bank overdraft		–	–	–	–
– Revolving Syndicated Loan		335,000	–	335,000	–
– Securitisation finance and loans		–	45,000	–	45,000
– Lease finance facility		17,153	19,641	–	–
– Indemnity Guarantee facility		18,991	17,305	18,991	17,305
– Foreign currency dealing limit		–	257	–	257
Facilities unused at reporting date					
– Working capital including bank overdraft		130,900	15,000	130,900	15,000
– Revolving Syndicated Loan		490,000	–	490,000	–
– Securitisation finance and loans		250,000	205,000	150,000	105,000
– Lease finance facility		5,347	2,859	–	–
– Indemnity Guarantee facility		2,609	2,195	2,609	2,195
– Foreign currency dealing limit		–	850	–	850

24. STATEMENT OF CASH FLOWS (continued)

(d) Non-Cash Financing and Investing Activities

Finance Lease Transactions

During the financial year the economic entity acquired plant and equipment by means of finance leases. The acquisitions are not reflected in the statement of cash flows and amount to $8,321,000 (2004: $8,872,000)

(e) Acquisition of Controlled Entity

(i) On 4 July 2004 a controlled entity acquired the business assets and liabilities of Alice Springs (CCC) for a cash consideration of $6,259,000

(ii) On 26 July 2004 a controlled entity acquired the business assets and liabilities of Stedmans Gladstone (CCC) for a cash consideration of $999,100

(iii) On 15 December 2004 a controlled entity acquired the business assets and liabilities of Stedmans Bundaberg (CCC) for a cash consideration of $840,000

(iv) On 15 December 2004 a controlled entity acquired the business assets and liabilities of Coast & Country – Townsville (CCC) for a cash consideration of $2,910,000

(v) On 16 December 2004 a controlled entity acquired 100% of the equity of NZ HoldCo Limited for a cash consideration of $1

(vi) On 8 February 2005 a controlled entity acquired 100% of the equity of GP New Co. Limited for a cash consideration of $3,680,000

(vii) On 28 February 2005 a controlled entity acquired 100% of the equity of Melton New Co. Limited for a cash consideration of $3,300,000

(viii) On 3 April 2005 a controlled entity acquired the business assets and liabilities of Novocastrian (ALM) for a cash consideration of $7,700,000

(ix) On 3 April 2005 a controlled entity acquired the business assets and liabilities of CD's Wholesale (CCC) for a cash consideration of $6,271,000

(x) On 7 April 2005 a controlled entity acquired 100% of the equity of Action HoldCo Pty Limited for a cash consideration of $1

	$'000
Consideration	
– cash paid	31,959
	31,959
Details of the aggregate cash flows and the aggregate assets and liabilities at the dates of acquisition were as follows:	
– inventories	8,480
– property, plant and equipment	1,360
	9,840
– creditors and provisions	(868)
– fair value of net tangible assets	8,972
– goodwill arising on acquisition	22,987
	31,959
Net cash effect	
Cash consideration paid	31,959
Cash paid for purchase of controlled entity as reflected in the consolidated financial report	31,959

25. EXPENDITURE COMMITMENTS

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000
(a) Capital expenditure commitments					
Estimated capital expenditure contracted for at reporting date, but not provided for, payable:					
– not later than one year		–	–	–	–
– later than one year and not later than five years		–	–	–	–
– later than five years		–	–	–	–
		–	–	–	–
(b) Lease expenditure commitments					
(i) Operating leases (non-cancellable):	*25(d)*				
Minimum lease payments					
– not later than one year		55,242	59,749	–	–
– later than one year and not later than five years		170,436	194,411	–	–
– later than five years		140,318	183,164	–	–
– aggregate lease expenditure contracted for at reporting date		365,996	437,324	–	–
Aggregate expenditure commitments comprise:					
– Store lease and remediation provision	25(e)	(2,200)	(3,507)	–	–
		(2,200)	(3,507)	–	–
		(2,200)	(3,507)	–	–
Aggregate lease expenditure contracted for at reporting date		363,796	433,817	–	–
(ii) Finance leases:					
– not later than one year		9,639	9,273	–	–
– later than one year and not later than five years		15,312	16,460	–	–
– later than five years		5,763	2,623	–	–
– total minimum lease payments		30,714	28,356	–	–
– future finance charges		(5,250)	(4,213)	–	–
– lease liability		25,464	24,143	–	–
- current liability		7,995	7,567	–	–
- non-current liability		17,469	16,576	–	–
		25,464	24,143	–	–
Total lease liability accrued for:					
Current					
– finance leases		7,995	7,567	–	–
		7,995	7,567	–	–
Non-Current					
– finance leases		17,469	16,576	–	–
		17,469	16,576	–	–
		25,464	24,143	–	–

25. EXPENDITURE COMMITMENTS (continued)

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
(c) Operating Leases Receivable					
Certain properties under operating lease have been sublet to third parties. The future lease payments expected to be received at the reporting date are:					
– not later than one year		21,390	17,331	–	–
– later than one year and not later than five years		62,064	52,940	–	–
– later than five years		57,538	42,122	–	–
		140,992	112,393	–	–

Notes

(d) Operating leases have an average lease term of 5 years and an implicit interest rate of 7%. Assets which are the subject of operating leases are primarily Land, Buildings and Forklifts. Contingent rentals are payable to reflect movements in the Consumer Price Index on certain leases and to reflect the turnover of certain stores occupying the Land and Buildings.

(e) These commitments represent payments due for either vacated lease premises or premises sublet to third parties at a subsidised rental under non-cancellable operating leases. The commitments have been recognised as a liability as the remaining payments for the premises will provide no further benefits to the consolidated entity. The payments have been discounted at the rate implicit in the lease.

26. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

Employee Benefits

	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
The aggregate employee benefit liability is comprised of:				
Provisions (current)	27,364	26,469	–	–
Provisions (non-current)	17,748	17,749	–	–
	45,112	44,218	–	–

Employee Share Scheme

On 23 November 1998, the Employee Option Plan was approved at the Annual General Meeting of Shareholders. Pursuant to this plan, the following options were issued to employees of the Company, including Executive Directors.

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

	2005 Number of options	2005 Weighted average exercise price	2004 Number of options	2004 Weighted average exercise price
Balance at beginning of year	19,242,210	1.10	26,606,790	1.10
– granted	850,000	2.70	278,900	2.02
– forfeited	(2,237,610)	1.21	(1,686,770)	1.30
– exercised	(5,529,900)	0.97	(5,956,710)	0.44
– Converted to Metcash Limited	(12,324,700)	–	–	–
Balance at end of year	–	–	19,242,210	1.10
Exercisable at end of year	–	–	2,884,960	0.44

26. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (continued)

(a) Options held at the beginning of the reporting period:

The following table summarises information about options held by employees as at 1 May 2004:

Number of options	Grant date	Vesting date	Expiry date	Weighted average option price
761,900	26 Mar 1999	26 Mar 2002	26 Mar 2005	0.44
455,900	26 Mar 1999	26 Mar 2003	26 Mar 2005	0.44
1,386,000	26 Mar 1999	26 Mar 2004	26 Mar 2005	0.44
273,360	11 Aug 2000	11 Aug 2003	11 Aug 2006	0.431
849,400	11 Aug 2000	11 Aug 2004	11 Aug 2006	0.431
849,400	11 Aug 2000	11 Aug 2005	11 Aug 2006	0.431
7,800	25 Nov 2000	25 Nov 2003	25 Nov 2006	0.431
32,800	25 Nov 2000	25 Nov 2004	25 Nov 2006	0.431
32,800	25 Nov 2000	24 Nov 2005	25 Nov 2006	0.431
–	15 Dec 2000	15 Dec 2003	15 Dec 2006	0.431
8,000	15 Dec 2000	15 Dec 2004	15 Dec 2006	0.431
8,000	15 Dec 2000	15 Dec 2005	15 Dec 2006	0.431
2,040,000	14 Dec 2001	14 Dec 2004	14 Dec 2007	1.656
680,000	14 Dec 2001	14 Dec 2005	14 Dec 2007	1.656
680,000	14 Dec 2001	14 Dec 2006	14 Dec 2007	1.656
6,560,610	25 Jan 2002	25 Jan 2005	25 Jan 2008	1.538
2,186,870	25 Jan 2002	25 Jan 2006	25 Jan 2008	1.538
2,186,870	25 Jan 2002	25 Jan 2007	25 Jan 2008	1.538
145,500	10 July 2003	10 July 2005	10 July 2008	2.140
48,500	10 July 2003	10 July 2006	10 July 2008	2.140
48,500	10 July 2003	10 July 2007	10 July 2008	2.140

(b) Options granted during the reporting period

The following table summarises information about options granted by Metcash Trading Limited to employees during the year:

	2004	2003
Grant date	2 September 2004	10 July 2003
Vesting date	2 Sep 2007 (60%) 2 Sep 2008 (20%) 2 Sep 2009 (20%)	10 July 2005 (60%) 10 July 2006 (20%) 10 July 2007 (20%)
Expiry date	2 September 2010	10 July 2008
Weighted average exercise price	2.70	2.14
Grant date		26 March 2004
Vesting date		26 March 2004
Expiry date		26 March 2005
Weighted average exercise price		0.44

(c) Options exercised

(i) The following table summarises information about options exercised by employees during the year ended 30 April 2005:

Number of options	Grant date	Exercise date	Expiry date	Weighted average exercise price	Proceeds from shares issued	Number of shares issued	Issue date	Fair value of shares issued
2,114,490	26 Mar 1999	26 Mar 2002	26 Mar 2005	0.44	930,376	2,114,490	various	2.91
804,720	11 Aug 2000	11 Aug 2003	11 Aug 2006	0.431	346,834	804,720	various	2.91
30,200	25 Nov 2000	25 Nov 2003	25 Nov 2006	0.431	13,016	30,200	various	2.91
1,020,000	14 Dec 2001	14 Dec 2004	14 Dec 2007	1.656	1,689,120	1,020,000	various	2.91
4,000	15 Dec 2000	15 Dec 2003	15 Dec 2006	0.431	1,724	4,000	various	2.91
1,556,490	25 Jan 2002	25 Jan 2005	25 Jan 2008	1.538	2,393,882	1,556,490	various	2.91

26. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (continued)

(c) Options exercised

(ii) The following table summarises information about options exercised by employees during the year ended 30 April 2004:

Number of options	Grant date	Exercise date	Expiry date	Weighted average exercise price	Proceeds from shares issued	Number of shares issued	Issue date	Fair value of shares issued
3,588,270	26 Mar 1999	26 Mar 2002	26 Mar 2005	0.44	1,578,838	3,588,270	various	2.37
2,368,440	11 Aug 2000	11 Aug 2003	11 Aug 2006	0.43	1,020,797	2,368,440	various	2.37

(d) Options converted to Metcash Limited on 7 April 2005:

Number of options	Grant date	Vesting date	Expiry date	Weighted average option price
123,960	11 Aug 2000	11 Aug 2003	11 Aug 2006	0.431
64,480	11 Aug 2000	11 Aug 2004	11 Aug 2006	0.431
782,400	11 Aug 2000	11 Aug 2005	11 Aug 2006	0.431
32,800	25 Nov 2000	24 Nov 2005	25 Nov 2006	0.431
4,000	15 Dec 2000	15 Dec 2004	15 Dec 2006	0.431
8,000	15 Dec 2000	15 Dec 2005	15 Dec 2006	0.431
1,020,000	14 Dec 2001	14 Dec 2004	14 Dec 2007	1.656
680,000	14 Dec 2001	14 Dec 2005	14 Dec 2007	1.656
680,000	14 Dec 2001	14 Dec 2006	14 Dec 2007	1.656
4,153,920	25 Jan 2002	25 Jan 2005	25 Jan 2008	1.538
1,859,820	25 Jan 2002	25 Jan 2006	25 Jan 2008	1.538
1,859,820	25 Jan 2002	25 Jan 2007	25 Jan 2008	1.538
123,300	10 July 2002	10 July 2005	10 July 2008	2.140
41,100	10 July 2002	10 July 2006	10 July 2008	2.140
41,100	10 July 2002	10 July 2007	10 July 2008	2.140
510,000	2 Sep 2004	2 Sep 2007	2 Sep 2010	2.700
170,000	2 Sep 2004	2 Sep 2008	2 Sep 2010	2.700
170,000	2 Sep 2004	2 Sep 2009	2 Sep 2010	2.700

(e) Options held at the end of reporting period:

There were no options held by employees as at 30 April 2005

27. CONTINGENT LIABILITIES

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Other persons					
A controlled entity has guaranteed third party loans to storeowners amounting to:		1,580	1,580	–	–
The Company and certain controlled entities have granted bank guarantees to third parties in respect of property lease obligations to the value of:		18,991	17,149	–	–

Franklins

Following termination of the Franklins contract in January 2005, Franklins has alleged that Metcash owes it various sums in respect of the supply contract. Franklins has commenced proceedings seeking as yet unquantified damages in respect of certain of the alleged claims. Metcash does not consider that Franklins has any valid claim against it. Should Franklins proceed with any of these alleged claims, they will be vigorously defended by Metcash.

28. SUBSEQUENT EVENTS

Metcash announced on the 25 May 2005 that it had reached agreement with Foodland Associated Ltd (FAL) to acquire the Australian business of FAL excluding 19 Action stores and 3 Action development sites which will be acquired by Woolworths. Metcash will therefore acquire, on a debt free basis, FAL's West Australian Franchise and Supply division, Action Retail division (excluding Woolworths Actions Stores, and all other FAL Australian assets. Metcash is offering $780m in cash (or $6.61 per FAL share) or $859m in Metcash shares (or $7.29 per FAL share). It is expected the transaction will be implemented by way of a scheme of arrangement. Documents are expected to be sent to FAL shareholders by FAL during September with the acquisition becoming effective in October.

29. EARNINGS PER SHARE

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000
The following reflects the income and share data used in the calculations of basic and diluted earnings per share:			
Net profit		110,195	101,752
Adjustments:			
Earnings used in calculating basic and diluted earnings per share		110,195	101,752
		Number of Shares	Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share		675,509,174	633,572,081
Effect of dilutive securities:			
Share options		8,908,849	11,331,396
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share		684,418,023	644,903,477

30. DIRECTORS & EXECUTIVE DISCLOSURES

(a) Details Of Specified Directors and Specified Executives

(i) Specified Directors

Carlos Dos Santos	Chairman (Non Executive)
A E Harris	Deputy Chairman (Non Executive)
R Longes	Director (Non Executive)
P Barnes	Director (Non Executive)
D Rubin	Director (Non Executive)
A Reitzer	CEO
M Jablonski	Group Merchandise Director
E Jankelowitz	Finance Director
B Hale	IT Director
L Jardin	CEO IGA Distribution
M Wesslink	CEO Australian Liquor Marketers

(ii) Specified executives

K Bean	Chief Executive Group Logistics and Corporate Development
P Dubbleman	CEO Campbells Cash and Carry
J Randall	Company Secretary
D Johnston	Chief Human Resource Officer
G Tempany	National Group Manager Merchandise and Marketing

30. DIRECTORS & EXECUTIVE DISCLOSURES (continued)

(b) Remuneration of Specified Directors and Specified Executives

(i) Remuneration of Specified Directors and Specified Executives

	Primary			Post Employment		Equity	
	Salaries & Fees $	Cash Bonus $	Non Monetary benefits $	Super-annuation $	Retirement Benefits $	Options $	Total $
Specified Directors							
Carlos Dos Santos							
2005	–	–	–	–	–	–	–
2004	–	–	–	–	–	–	–
A E Harris							
2005	108,901	–	–	–	–	–	108,901
2004	98,381	–	–	–	–	–	98,381
R Longes							
2005	71,703	–	–	6,454	–	–	78,157
2004	61,875	–	–	5,569	–	–	67,444
P Barnes							
2005	71,703	–	–	6,454	–	–	78,157
2004	61,875	–	–	5,569	–	–	67,444
D Rubin							
2005	–	–	–	–	–	–	–
2004	–	–	–	–	–	–	–
A Reitzer							
2005	1,151,540	343,325	2,669	84,947	–	–	1,582,481
2004	1,006,048	359,712	62,568	54,045	–	–	1,482,373
M Jablonski							
2005	523,324	74,970	23,000	11,488	–	–	632,782
2004	520,329	116,025	–	10,921	–	–	647,275
E Jankelowitz							
2005	546,324	74,970	–	11,488	–	–	632,782
2004	520,329	116,025	–	10,921	–	–	647,275
B Hale							
2005	416,181	495,258	–	10,522	–	825,215	1,747,176
2004	406,604	254,933	16,667	10,665	–	–	688,869
L Jardin							
2005	488,620	85,120	135,846	17,547	–	–	727,133
2004	471,353	91,219	–	16,981	–	–	579,553
M Wesslink							
2005	415,320	31,233	–	48,072	–	–	494,625
2004	349,189	91,219	37,680	47,506	–	–	525,594
Total Remuneration: Specified Directors							
2005	3,793,616	1,104,876	161,515	196,972	–	825,215	6,082,194
2004	3,495,983	1,029,133	116,915	162,183	–	–	4,804,214

30. DIRECTORS & EXECUTIVE DISCLOSURES (continued)

	Primary			Post Employment		Equity	
	Salaries & Fees $	Cash Bonus $	Non Monetary benefits $	Super-annuation $	Retirement Benefits $	Options $	Total $
Specified Executives							
K. Bean							
2005	371,277	60,969	–	81,002	–	–	513,248
2004	319,908	92,592	39,840	64,211	–	–	516,551
F Dubbleman							
2005	379,119	65,523	45,904	33,769	–	–	524,315
2004	392,279	85,050	–	10,921	–	–	488,250
J Randall							
2005	324,222	53,901	–	78,072	–	–	456,195
2004	326,896	85,037	–	77,506	–	–	489,439
D Johnston							
2005	338,930	49,094	–	26,912	–	–	414,936
2004	336,583	76,709	–	14,117	–	–	427,409
G Tempany							
2005	261,569	37,359	19,000	16,156	–	–	334,084
J Kiteley							
2004	247,280	110,500	14,389	–	–	–	372,169
Total Remuneration: Specified Executives							
2005	1,675,117	266,846	64,904	235,911	–	–	2,242,778
2004	1,622,946	449,888	54,229	166,755	–	–	2,293,818

(ii) Remuneration of Specified Directors and Specified Executives

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the directors, the Chief Executive Officer and the executive team. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the company.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of executive directors and officers emoluments to the company's financial and operational performance. All senior executives have the opportunity to qualify for participation in the Management Bonus Scheme which provides for an annual cash bonus to be paid where specified financial performance criteria are achieved. In addition, an option plan has been implemented providing all employees (under the Employee Option Plan, which also covers senior executives), with the opportunity to participate in the future success of the Company. Details regarding the issue of share options under these two Plans are provided in the notes to the financial statements.

(c) Remuneration options: Granted during the year

During the financial year options were granted as equity compensation to certain specified directors as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe to one fully paid ordinary share in the entity at an exercise price of $2.43.

	Granted Number	Grant Date	Value per Option at Grant Date $	Exercise Price per Share	First Exercise Date	Last Exercise Date
Specified Directors						
B Hale	510,000	2 Sep 04	0.97	2.43	2 Sep 07	2 Sep 10
	170,000	2 Sep 04	0.97	2.43	2 Sep 08	2 Sep 10
	170,000	2 Sep 04	0.97	2.43	2 Sep 09	2 Sep 10
	850,000					

30. DIRECTORS & EXECUTIVE DISCLOSURES (continued)

(d) Option holdings of specified directors and specified executives

	Balance at Beginning of Period 1 May 2004	Granted as Remuneration	Options Exercised	Other Adjustments	Balance at End of Period 30 Apr 2005	Vested at 30 Apr 2005 Total	Not Exercisable	Exercisable
Specified Directors								
Carlos Dos Santos	–	–	–	–	–	–	–	–
A E Harris	–	–	–	–	–	–	–	–
R Longes	–	–	–	–	–	–	–	–
P Barnes	–	–	–	–	–	–	–	–
D Rubin	–	–	–	–	–	–	–	–
A Reitzer	2,100,000	–	(1,420,000)	–	680,000	–	–	–
M Jablonski	850,000	–	–	–	850,000	–	–	–
E Jankelowitz	850,000	–	–	–	850,000	–	–	–
B Hale	–	850,000	–	–	850,000	–	–	–
L Jardin	660,000	–	(140,000)	–	520,000	–	–	
M Wesslink	680,000	–	(140,000)	–	540,000	–	–	–
Specified Executives								
K Bean	680,000	–	(140,000)	–	540,000	–	–	–
P Dubbelman	560,000	–	(160,000)	–	400,000	–	–	–
J Randall	80,000	–	–	–	80,000	–	–	–
D Johnston	400,000	–	–	–	400,000	–	–	–
G Tempany	60,000	–	–	–	60,000	–	–	–
Total	6,920,000	850,000	(2,000,000)	–	5,770,000	–	–	–

(e) Shareholdings of Specified Directors and Specified Executives

	Balance at Beginning of Period 1 May 04	Granted as Remuneration	Options Exercised	Other Adjustments (CULS conversion)	Balance at End of Period 30 Apr 2005
Specified Directors					
Carlos Dos Santos	–	–	–	–	–
A E Harris	340,000	–	–	34,838	374,838
R Longes	100,000	–	–	12,500	112,500
P Barnes	125,000	–	–	26,041	151,041
D Rubin	–	–	–	–	–
A Reitzer	400,000	–	1,420,000	–	1,820,000
M Jablonski	–	–	–	–	–
E Jankelowitz	600,000	–	–	–	600,000
B Hale	–	–	–	–	–
L Jardin	–	–	140,000		140,000
M Wesslink	425,000		(70,000)	9,374	364,374
Specified Executives					
K Bean	–	–	–	–	–
P Dubbelman	390,350	–	160,000	–	550,350
J Randall	180,000	–	60,000	16,165	256,165
D Johnston	–	–	–	–	–
G Tempany	2,800	–	–	–	2,800
Total	2,563,150	–	2,030,000	98,918	4,372,068

31. AUDITORS' REMUNERATION

	Notes	Metcash Trading Group 2005 $'000	Metcash Trading Group 2004 $'000	Metcash Trading Limited 2005 $'000	Metcash Trading Limited 2004 $'000
Amounts received or due and receivable by Ernst & Young for:					
– an audit or review of the financial report of the entity and any other entity in the consolidated entity		865,410	842,000	–	–
– Other services in relation to the entity and any other entity in the consolidated entity:					
tax compliance		831,783	700,169	–	–
– assurance related		32,000	49,000	–	–
– other services		252,193	79,732	–	–
Amounts received or due and receivable by Ernst & Young New Zealand for:					
– an audit or review of the financial report of entities and any other entities in the consolidated entity		49,500	43,410	–	–
– tax compliance		10,000	30,409	–	–
– other services		15,000	–	–	–
		2,055,886	1,744,720	–	–

All above audit remuneration relates to services for Metcash Limited and Metcash Trading Limited.

32. RELATED PARTY DISCLOSURES

Directors

The directors of Metcash Trading Limited during the financial year were:

Carlos S dos Santos
A E (Ted) Harris, AC
Andrew Reitzer
Michael R Jablonski
Edwin M Jankelowitz
V Dudley Rubin
Peter L Barnes
Richard A Longes
Bernard J Hale
Joao Louis S Jardin
Michael Wesslink

Other related party transactions

Purchases and funding

Management fees to the former ultimate controlling entity $587,500 (2004: $750,000)

Mr Barnes is Chairman of Samuel Smith & Sons Pty Ltd and a Director of Ansell Limited, both organisations are suppliers to the entity. However, the total level of purchases from both companies is less than 1% of Metcash's annual purchases and is not considered material.

With the approval of the Court, Metcash Trading Limited loaned $1,097,503,000 to Metcash Limited in order for Metcash Limited to acquire Metoz Holdings and its 52.14% interest in Metcash Trading Limited.

Loans

Ultimate controlling entity $906,621,000 (2004 NIL)

Ultimate parent

The ultimate controlling entity is Metcash Limited, a company incorporated in Australia.

33. SEGMENT INFORMATION

Segment products and locations

The economic entity predominantly operates in the industries indicated. Food distribution activities comprise the distribution of grocery and tobacco supplies to retail outlets, convenience stores and hospitality outlets. Liquor distribution activities comprise the distribution of liquor products to retail outlets and hotels. Cash and Carry Distribution comprise the distribution of grocery and tobacco supplies via cash and carry warehouses. Geographically the group operates predominantly in Australia. The New Zealand operation represents less than 10% of revenue, results, and assets of the consolidated entity.

Segment accounting policies

The selling price between segments is at normal selling price and is paid under similar terms and conditions as any other customers of the economic entity.

33. SEGMENT INFORMATION – PRIMARY SEGMENT

Business segments	Food Distribution		Cash & Carry Distribution		Liquor Distribution		Eliminations		Metcash Trading Group	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Revenue										
Sales to customers outside the consolidated entity	3,845,282	3,961,188	990,095	1,004,886	2,158,283	2,207,823	–	–	6,993,660	7,173,897
Other revenues from customers outside the consolidated entity	–	–	–	–	–	–	–	–	–	
Inter-segment sales	446,478	405,336	17	32	126,914	149,548	(573,409)	(554,916)	–	–
Share of net profit of equity accounted investments	273	665	–	–	–	–	–	–	273	665
Unallocated Revenue	–	–	–	–	–	–	–	–	–	–
Total segment revenue	4,292,033	4,367,189	990,112	1,004,918	2,285,197	2,357,371	(573,409)	(554,916)		
Unallocated revenue									517,514	450,480
Total consolidated revenue									7,511,447	7,625,042
Results										
Segment result	141,621	131,128	17,308	15,057	28,240	34,605	–	–	187,169	180,790
Unallocated expenses									(18,105)	(25,139)
Consolidated entity profit from ordinary activities before income tax expense									169,064	155,651
Income tax expense									(58,869)	(53,899)
Consolidated entity profit from ordinary activities after income tax expense									110,195	101,752
Extraordinary item									–	–
Net profit									110,195	101,752

33. SEGMENT INFORMATION – PRIMARY SEGMENT (continued)

Business segments	Food Distribution		Cash & Carry Distribution		Liquor Distribution		Eliminations		Metcash Trading Group	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Assets										
Segment assets	477,404	492,537	184,472	196,139	448,635	444,649	–	–	1,110,511	1,133,325
Unallocated assets									1,253,259	355,373
Total assets									2,363,770	1,488,698
Liabilities										
Segment liabilities	329,486	353,904	59,974	68,905	296,949	290,722	–	–	686,409	713,531
Unallocated liabilities									913,773	305,012
Total liabilities									1,600,182	1,018,543
Other segment information:										
Equity accounted investments included in segment assets	2,450	1,113	–	–	–	–	–	–	2,450	1,113
Acquisition of property, plant and equipment and intangible assets	5,372	560	1,869	3,044	1,468	1,757	–	–	8,709	5,361
Depreciation	3,004	3,525	2,495	2,603	1,565	717	–	–	7,064	6,845
Amortisation	1,339	1,312	1,052	788	669	639	–	–	3,060	2,739
Non-cash expenses other than depreciation and amortisation	1,530	631	(173)	272	(496)	1,837	–	–	861	2,740

34. FINANCIAL INSTRUMENTS

34(a) Interest rate risk

The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:

Financial Instruments	Floating interest rate		Fixed interest rate maturing in: 1 year or less		Over 1 to 5 years		More than 5 years		Non-interest bearing		Total carrying amount as per the statement of financial position		Weighted average effective interest rate	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 %	2004 %
(i) Financial assets														
Cash	143,904	33,651	–	–	–	–	–	–	–	–	143,904	33,651	5.4	4.9
Trade and other receivables	–	–	–	–	10,600	4,037	–	–	1,398,566	663,983	1,409,166	668,020	7.1	6.8
Listed shares	–	–	–	–	–	–	–	–	20	20	20	20	–	–
Unlisted shares	–	–	–	–	–	–	–	–	4,101	820	4,101	820	–	–
Total financial assets	143,904	33,651	–	–	10,600	4,037	–	–	1,402,687	664,823	1,557,191	702,511		
(ii) Financial liabilities														
Bank overdraft	–	–	–	–	–	–	–	–	–	–	–	–	9.1	8.8
Trade creditors	–	–	–	–	–	–	–	–	723,037	842,207	723,037	842,207	–	–
Other creditors	–	–	–	–	–	–	–	–	21,890	41,849	21,890	41,848	–	–
Finance lease liability	–	–	7,995	7,567	12,694	14,205	4,775	2,371	–	–	25,464	24,143	7.2	8.7
CUPS	50,000	–	–	–	–	–	–	–	–	–	50,000	–	5.4	–
Bills of exchange and promissory notes	–	45,000	–	–	–	–	–	–	–	–	–	45,000	–	5.5
Bank and other loans	335,000	–	–	–	–	–	–	–	–	–	335,000	–	9.1	–
CULS	–	–	–	–	–	–	–	–	373,873	–	373,873	–	–	–
Total financial liabilities	385,000	45,000	7,995	7,567	12,694	14,205	4,775	2,371	1,118,800	884,056	1,529,264	953,198		

34. FINANCIAL INSTRUMENTS (continued)

34(b) Net fair values

At the reporting date, the carrying value of all financial assets and liabilities approximates their net fair values.

(i) The following methods and assumptions are used to determine the net fair values of financial assets and liabilities

Recognised financial instruments

Cash, cash equivalents and short-term investments: The carrying amount approximates fair value because of their short-term to maturity.

Trade receivables, trade creditors and dividends receivable: The carrying amount approximates fair value.

Short-term borrowings: The carrying amount approximates fair value because of their short-term to maturity.

Long-term loans receivable: The fair values of long-term loans receivable are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of lending arrangements.

Long-term bank borrowings and debentures: The fair values of long-term borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements.

Non-current investments/securities: For financial instruments traded in organised financial markets, fair value is the current quoted market bid price for an asset or offer price for a liability, adjusted for transaction costs necessary to realise the asset or settle the liability. For investments where there is no quoted market price, a reasonable estimate of the fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows or the underlying net asset base of the investment/security. The net fair value of the unlisted options is determined to be the difference between the market price and the exercise price of the underlying shares.

Unrecognised financial instruments

Options over ordinary shares: The fair value of options over ordinary shares is determined using the Black-Scholes option pricing model.

Concentrations of credit risk

The company minimises concentrations of credit risk in relation to trade receivables by undertaking transactions with a large number of customers from across the range of business segments in which the group operates. Refer also to Note 33 – Segment Information.

The Economic entity does not have any significant exposure to any individual customer or counterparty. Major concentrations of credit risk arising from the economic entity's trade receivables relate primarily to the retail grocery and liquor industries and are substantially based in Australia.

35. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Metcash has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). As Metcash has a 30 April year-end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 May 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Metcash prepare its first fully IFRS compliant financial report for the year ended 30 April 2006. Set out below is the key areas where accounting policies will change and may have an impact on the financial report of Metcash:

Goodwill

Under AGAAP, goodwill is amortised over the useful life of the assets acquired, not exceeding 20 years, resulting in charges for amortisation of goodwill. Under Australian IFRS (AASB 138 Intangibles and AASB 136 Impairment of Assets), goodwill will be allocated to the smallest 'cash generating unit', capitalised and be subject to an impairment test. Thus, rather than being amortised over a predetermined period, goodwill will be tested for impairment on an annual basis. Where impairment is identified, the carrying value of goodwill will be written down and profit reported for the period reduced accordingly. The impact for the 2005 statement of financial performance would be to reverse the amortisation of goodwill reflected in the financial result of $21.7m.

Deferred taxes

Under AGAAP the tax effect of items of income and expense that are recognised in the statement of financial performance in one period but are taxable or deductible in other periods are included in the calculation of accounting income tax expense and reflected as deferred tax assets and liabilities in the statement of financial position.Australian IFRS introduces a balance sheet method of accounting for taxation Under this approach, deferred tax is calculated as the tax expected to be payable or recoverable on differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Therefore, if an asset was held at valuation with changes in fair value recognised in an asset revaluation reserve, no deferred tax liability would be recognised under AGAAP but a deferred tax liability would be recognised under Australian IFRS. It is anticipated that there will be no material effect for Metcash.

Impairment of assets

Under AGAAP the recoverable amount of an asset is determined as the amount that is expected to be recovered through cash inflows and outflows from the continued use and subsequent disposal of the asset, on the basis of discounted or undiscounted future cash flows. For this purpose, Metcash currently discount future cash flows at the weighted average costs of capital and risk free rate respectively. Under Australian IFRS (AASB 136 Impairment of Assets), 'recoverable amount' is determined as the higher of net selling value and value in use, determined by discounting cash flows at an asset-specific discount rate. Reliable estimation of future financial effects of this change in accounting policy is currently impracticable because the conditions under which impairment will be assessed are not yet known.

Share base payments

Under Australian IFRS (AASB 2, Share Based Payments) employers are required to determine the fair value of shares issued to employees as remuneration and recognise this as an expense in the statement of financial performance. This applies to both option and share based forms of equity based remuneration. Under AGAAP, shares issued to employees as remuneration do not need to be expensed. During the year $139,599 would have been expensed to the statement of financial performance and will be adjusted against opening retained earnings. Options existing at year end will incur and additional $685,616 expense to the statement of financial performance over the next five years.

Business Combinations

Metcash has used the election allowed under Australian IFRS (AASBI, First-time Adoption of Australian Equivalents to International Financial Reporting Standards) not to apply AASB3, – Business Combinations, retrospectively to past business combinations.

Financial Instruments

Under Australian IFRS, financial liabilities are to be recognised initially at fair value (net of transaction costs) and thereafter at amortised cost-determined using the effective interest rate method. At 30 April 2005 Metcash Trading Limited has brought to account the Convertible Unsecured Loan Stock (CULS) liability at face value, and separately brought to account the attributable transaction costs ($7,894,000) as deferred debt costs. The financial effect of this change on the Company's and the Group's results before taxation to 30 April 2005 is estimated at $1,300,000 decrement.

The amounts disclosed are management's best estimates of the quantitative impacts of the changes at the date of reporting the 30 April 2005 financial report. The actual effects of transition may differ from the estimates disclosed due to:

(a) ongoing work being undertaken by the company's AIFRS project team;

(b) potential amendments to AIFRS and Interpretations thereof being issued by the standard-setters and IFRIC; and

(c) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Metcash Trading Limited, I state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 April 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and *Corporations Regulations 2001*; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the *Corporations Act 2001* for the financial year ended 30 April 2005.

(3) In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 12 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board

Andrew Reitzer
Director

Sydney, 22 July 2005

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Metcash Trading Limited (the company) and the consolidated entity, for the year ended 30 April 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion, the financial report of Metcash Trading Limited is in accordance with:

(a) the *Corporations Act 2001* including:
   (i) giving a true and fair view of the financial position of Metcash Trading Limited and the consolidated entity as at 30 April 2005 and of their performance for the year ended on that date; and
   (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

Gary G Daniels
Partner
Sydney
Date: 22 July 2005

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at.

Convertible Unsecured Loan Stock (CULS)

(a) Distribution of equity securities

1-1,000	456
1,001-5,000	1,041
5,001-10,000	308
10,001-100,000	210
100,001-99,999,999,999	43
Totals	**2,058**

(b) Twenty largest security holders

	Name	Number of securities	Percentage
1	Westpac Custodian Nominees Limited	60,019,631	27.183
2	J P Morgan Nominees Australia Limited	25,957,858	11.757
3	RBC Global Services Australia Nominees Pty Limited <PIIC A/c>	22,827,472	10.339
4	National Nominees Limited	20,101,032	9.104
5	Citicorp Nominees Pty Limited	14,023,027	6.351
6	ANZ Nominees Limited	11,501,910	5.209
7	Cogent Nominees Pty Limited <SMP Accounts>	7,840,734	3.551
8	Westpac Financial Services Limited	5,106,779	2.313
9	HSBC Custody Nominees (Australia) Limited – GSCO ECSA	4,500,000	2.038
10	Queensland Investment Corporation	3,721,202	1.685
11	IAG Nominees Pty Limited	3,596,530	1.629
12	Citicorp Nominees Pty Limited <CFS WSLE 452 Aust Share A/c>	2,931,589	1.328
13	UBS Nominees Pty Ltd <Prime Broking A/c>	2,717,342	1.231
14	Pan Australian Nominees Pty Limited	2,470,307	1.119
15	Brispot Nominees Pty Ltd <House Head Nominee No 1 A/c>	2,036,970	0.923
16	AMP Life Limited	1,987,159	0.900
17	Government Superannuation Office (A/c State Super Fund)	1,876,527	0.850
18	Citicorp Nominees Pty Limited <CFSIL Cwlth Aust SHS 4 A/c>	1,853,852	0.840
19	HSBC Custody Nominees (Australia) Limited – GSCO ECA	1,732,492	0.785
20	Westpac Life Insurance Services Limited	1,722,535	0.780
		198,524,948	**89.914**

Ordinary Shares

(c) Distribution of equity securities

1-1,000	–
1,001-5,000	–
5,001-10,000	–
10,001-100,000	–
100,001-99,999,999,999	2
Totals	**2**

(d) Substantial Shareholders

	Number of Shares
Seotensteeg 2-61 Exploitatiemaatschappij Bv	385,332,000
Metcash Limited	353,797,828

(e) Voting rights

All ordinary shares (whether fully paid or not) carry one vote per share without restriction.

8% redeemable cumulative non-participating preference shares carry one vote per share but the right to vote is restricted to matters that affect such shareholders.

CONTENTS

METCASH LIMITED

CORPORATE INFORMATION

ABN 32 112 073 480

Directors

Carlos S dos Santos (Chairman)

A E (Ted) Harris, AC (Deputy Chairman)

Andrew Reitzer (CEO)

Michael R Jablonski

Edwin M Jankelowitz

V Dudley Rubin

Peter L Barnes

Richard A Longes

Bernard J Hale

Joao Louis S Jardim (Lou Jardin)

Michael Wesslink

Company Secretary

John A Randall

Registered Office

4 Newington Road
Silverwater NSW 2128
61 2 9741 3000

Share Register

Registries Ltd
PO Box R67
Royal Exchange
Sydney NSW 1223

Telephone: 61 2 9290 9600
Facsimile: 61 2 9279 0664

Auditors

Ernst & Young

Internet Address

www.metcash.com

Your directors submit their report for the period ended 30 April 2005.

DIRECTORS

The names and details of the company's directors in office during the period and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

Carlos S dos Santos (Chairman)	Appointed: 18 April 2005	
A E (Ted) Harris, AC (Deputy Chairman)	Appointed: 18 April 2005	
Andrew Reitzer (CEO)	Appointed: 18 April 2005	
Michael R Jablonski	Appointed: 18 April 2005	
Edwin M Jankelowitz	Appointed: 18 April 2005	
V Dudley Rubin	Appointed: 18 April 2005	
Peter L Barnes	Appointed: 18 April 2005	
Richard A Longes	Appointed: 18 April 2005	
Bernard J Hale	Appointed: 18 April 2005	
Joao Louis S Jardim	Appointed: 18 April 2005	
Michael Wesslink	Appointed: 18 April 2005	
John Randall	Appointed: 3 December 2004;	Resigned: 18 April 2005
Paul Kaplan	Appointed: 12 January 2005;	Resigned: 18 April 2005
Michael Roche	Appointed: 3 December 2004;	Resigned: 18 April 2005
David Killingback	Appointed: 3 December 2004;	Resigned: 12 January 2005

For qualifications and experience of current Directors, please refer to "the Board" section of this financial report.

John Randall, BEc, FCPA, FCIS, MAICD
Mr Randall became a Director of Metcash Limited in December 2004 and resigned on 18 April 2005. Mr Randall is also currently the Company Secretary of Metcash, having joined Metcash in 1997.

Michael Roche
Mr Roche became a Director in December 2004 and resigned on 18 April 2005. Mr Roche is a Managing Director of Deutsche Bank and Co-Head of Capital Advisory and Debt Products in Australia and New Zealand. Prior to joining Deutsche Bank in 1993, Mr Roche was a director of ANZ Capel Court and prior to this an Actuary with National Mutual. He has over 20 years of corporate finance experience.

Paul Kaplan
Mr Kaplan became a Director in January 2005. Mr Kaplan is a Director of Momentum Corporate Pty Ltd, a boutique investment bank based in Sydney. Mr Kaplan is a member of the Institute of Chartered Accountants in Australia. Prior to joining Momentum Corporate in 2003, Mr Kaplan worked with Arthur Andersen and Brait Limited (a listed investment bank) as well as being a Director and Chief Operating Officer of Global Micro Solutions Pty Ltd, a technology services firm.

David Killingback
Mr Killingback became a Director of Metcash Limited in December 2004 and resigned on 12th January 2005. Mr Killingback is a Director of Deutsche Bank and head of Consumer & Retail.

COMPANY SECRETARY

John Randall, BEc, FCPA, FCIS, MAICD
John Randall has been company secretary of Metcash since 2000. He joined Metcash in 1997. Previously he was Chief Financial Officer of Metal Manufactures Limited and Overseas Telecommunications Corporation Limited. President of the Accounting Foundation, University of Sydney, a former National President of the Group of 100, NSW President and National Board Member of CPA Australia.

Interests in the shares and options of the company and related bodies corporate

As at the date of this report, the interests of the directors in the shares and options of Metcash Limited were:

	Ordinary Shares	Options over Ordinary Shares
A E (Ted) Harris, AC	374,838	–
Andrew Reitzer	1,820,000	680,000
Michael R Jablonski	–	850,000
Edwin M Jankelowitz	760,000	340,000
Peter L Barnes	151,041	–
Richard A Longes	112,500	–
Bernard J Hale	–	850,000
Joao Louis S Jardim	140,000	520,000
Michael Wesslink	364,374	540,000

EARNINGS PER SHARE

	Cents
Basic earnings per share	1.6
Diluted earnings per share	1.5

CORPORATE INFORMATION

Corporate structure

Metcash Limited is a company limited by shares that is incorporated and domiciled in Australia.

Nature of operations and principal activities

The company was incorporated on 3 December 2004 as Newco Project X Limited and changed its name to Metcash Limited on 31 March 2005. Effective 7 April 2005 the Company acquired 100% ownership of Metcash Trading Limited by way of the acquisition of Metoz Holdings, majority owner of Metcash Trading Limited, and by way of issue of the Company's shares to the other shareholders in Metcash Trading Limited. This annual report should be read in conjunction with the annual report of Metcash Trading Limited.

Notwithstanding that the Company did not own Metcash Trading Limited before 7 April 2005, this directors report makes reference to the operations of Metcash Trading Limited prior to and since its acquisition by the Company in order to provide meaningful comment on the developments within the underlying ongoing business and activities of Metcash Trading Limited - that business is generally referred to herein as "Metcash."

The principal activities during the period of entities within the consolidated entity were the wholesale distribution of groceries, liquor and associated products.

Employees

The consolidated entity employed 4,316 employees as at 30 April 2005.

REVIEW AND RESULTS OF OPERATIONS

Group Overview

A review of the operations during the period, and the results of those operations, appears in the foregoing Chairman's and Chief Executive Officer's (CEO) report.

Summarised operating results are as follows:

	2005	
	Revenues $'000	Results $'000
Business segments		
Food Distribution	295,164	13,632
Cash & Carry Distribution	77,021	2,072
Liquor Distribution	180,557	1,464
	552,742	17,168
Consolidated entity adjustments	17,279	(4,465)
Consolidated entity sales and operating profit	570,021	12,703

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

No significant changes in the state of affairs of the company occurred during the financial period, not otherwise disclosed in the Chairman's and CEO's report.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

Metcash announced on 25 May 2005 that it had reached agreement with Foodland Associated Ltd (FAL) to acquire the Australian business of FAL excluding 19 Action stores and 3 Action development sites which will be acquired by Woolworths. Metcash will therefore acquire, on a debt free basis, FAL's West Australian Franchise and Supply division, Action Retail division (excluding Woolworths Actions Stores), and all other FAL Australian assets. Metcash is offering $780m in cash (or $6.61 per FAL share) or $859m in Metcash shares (or $7.29 per FAL share). It is expected the transaction will be implemented by way of a scheme of arrangement. Documents are expected to be sent to FAL shareholders by FAL during September with the acquisition becoming effective in October.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Information with respect to likely developments is set out within the report of the Chairman and CEO elsewhere in this Annual Report.

ENVIRONMENTAL MANAGEMENT REGULATION AND PERFORMANCE

Environmental

Metcash considers environmental management an integral part of our corporate responsibility. The implementation of a National Environmental Strategy has involved the recent undertaking of a national assessment to identify those activities, products and services of Metcash that may have an environmental impact. The intention of this assessment is to provide a framework for action and for setting environmental objectives and goals and establishing a disciplined management process for achieving targeted performance levels.

Food Safety

Metcash continues to operate an effective education and training program to ensure staff at all warehouses comply with all FSANZ Food Standards Code requirements including the National Food Safety Standards and state Food Act regulations. This includes the ongoing management and continuous improvement of the food safety training and management system based on HACCP (Hazard Analysis and Critical Control Point) risk management principles that have been progressively implemented over all Metcash warehouses since 2001.

Annual third party "certified" audits have assisted Metcash to ensure its sites are operating to the highest standard in food safety by identifying and managing food safety risks and maintaining an effective continuous improvement culture. Throughout 2004 and 2005, Metcash has continued this HACCP based system of food safety management achieving 100% HACCP Certification across all the existing Metcash sites which is well above national food safety standards required for distribution warehouses.

In 2004/2005 a second full review of Metcash's QA management systems at Metcash Head Office also achieved ongoing HACCP Certification. This includes a review of the management of Corporate brand specifications, approval of suppliers, product recalls, customer complaints, product label data management and internal protocols against FSANZ Food Standards Code requirements.

Metcash became a signatory to the National Packaging Covenant (NPC) in November 2001. During the period there was an extensive reduction in cardboard waste by the utilisation of plastic tote bins across the C store distribution sites as well as significant increase in the amount of recycled cardboard & plastic packaging in all Metcash sites.

In 2004/2005, Metcash also continued to assist in the co-ordination of the ARA Code of Practice for Shopping Bags across the Independent retailer network. The IGA Distribution group was able to support the Retail sector's reduction of plastic shopping bags by 27% and continues to develop marketing and in-store initatives that encourages a further reduction to the December 2005 target of a 50% reduction across the national Supermarkets.

OCCUPATIONAL HEALTH & SAFETY

People are the most important part of our business. Metcash acknowledge the need to maintain vigilance towards safety and to be proactive in identifying new ways to improve performance through actively engaging our people in 'Managing Safety Together'. Over the past twelve months Metcash has renewed this commitment with significant investment in the development and commencement of a National safety management strategy that aims to exceed legislative compliance and reduce workplace injuries.

Group Performance

No. of reported injuries	23% increase
No. of hours lost	4% decrease
Severity rate	10% decrease
No. of claims	15% decrease
Duration rate	25% decrease

Due to a purposefully targeted focus across the business on reporting injuries to effectively identify and control risk, the number of reported incidents has increased. Reductions in all other areas demonstrate effectiveness in controlling the management of injuries.

This is a pleasing performance and highlights the successful implementation of the new OHS strategy across the group.

WORKFORCE ENGAGEMENT

For all of us at Metcash, engagement means the alignment of employees' efforts and contributions to those of the business and of shareholders. It is about constant communication, regular and frequent team briefs and understanding and perhaps more importantly, "doing something about" what concerns employees in their day-to-day activities.

Engagement at all levels of the workforce is one key to Metcash's on-going success. Re-enforced by work/life balance policies such as the highly successful "Pro-Fit", which targets activities and programs designed to enrich the well being of all employees, Metcash continues to acknowledge and value the contributions of all its employees.

The second climate survey was conducted during 2005 and whilst results are still being compiled at the time of writing, preliminary results show that employees appreciate the opportunity to voice their feelings about Metcash and particularly the company's willingness to strive for continuous improvement. Metcash is regarded by employees as a good employer and a great place to work. This is particularly pleasing given the restructuring in some parts of the business and the continued and unrelenting pressure from our competitors.

With all of the challenges that the FAL integration brings to the business, there is a high degree of confidence in the ability of employees to meet those challenges and become a true "third force" on the grocery wholesaling and retailing sector.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

(i) The Constitution of the Company permits the grant of an indemnity (to the maximum extent permitted by law) in favour of each Director, the Company Secretary, past Directors and Secretaries, and all past and present Executive Officers. The Company has entered into Deeds of Indemnity and Access with the current directors and certain other officers of the Company. This indemnity is against any liability to third parties (other than related Metcash Trading companies), by such officers unless the liability arises out of conduct involving a lack of good faith. The indemnity also includes costs or expenses incurred by an officer in unsuccessfully defending proceedings relating to that person's position.

(ii) During the financial period, the Company has paid, or agreed to pay, a premium in respect of a contract of insurance insuring officers (and any persons who are officers in the future) against certain liability incurred in that capacity. Disclosure of the total amount of the premiums and the nature of the liabilities in respect of such insurance, is prohibited by the contract of insurance.

REMUNERATION REPORT

This report outlines the remuneration arrangements for directors and executives of Metcash Limited.

Remuneration and Nomination committee

Role

The Remuneration and Nomination Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Chief Executive Officer (CEO) and the senior management team.

The Remuneration and Nomination Committee assesses the appropriateness of the nature and amount of remuneration of directors and senior managers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.

Remuneration Structure

In accordance with best practice corporate governance, the structure of non-executive director and senior manager remuneration is separate and distinct.

Non-Executive Director remuneration

Aggregate Directors' remuneration is determined from time to time at a general meeting. The current limit, $500,000, has not been increased since determination in 1994 on incorporation of the then Davids Limited. A resolution to increase the aggregate remuneration to $1,000,000 is to be put to shareholders at the 1 September 2005 Annual General Meeting.

Non-executive Directors are paid an annual fee, which is periodically reviewed to verify that directors' remuneration is consistent with industry standards. If necessary, external advice is obtained. Additional amounts are paid to the Chairman and Deputy Chairman to recognise the responsibilities involved with those positions.

Non-executive Directors do not receive bonuses, and are not entitled to participate in the company's share option scheme.

A retirement benefit is paid to Non-executive Directors for past service. The benefits are in accordance with Section 8.3(h) and (i) of the Company's Constitution and Section 200 of the Corporations Law.

On appointment, the Company entered into an agreement with Non-executive Directors that a benefit will be paid on their retirement as follows:

- A retiring allowance equal to one half of the Director's remuneration during the period of service as a Director of the company;
- No allowance is paid unless the Director has served for at least three years;
- The maximum allowance that can be paid is an amount equal to the lesser of:
  - Three times the remuneration earned by the Director in the 12 months immediately prior to the date of retirement; and
  - The total emoluments of the director during the three years ending on the date of retirement.

Directors considered whether to continue to provide retirement allowances. No benefit can be seen to the Company in the alternative approach of freezing and accruing existing entitlements and increasing directors' fees to compensate for future accruals. It was decided to continue the existing arrangements and pay directors a retirement benefit on the basis shown above, whilst providing full disclosure.

Senior manager and executive director remuneration

Remuneration Policy

The Remuneration and Nomination Committee recognises that the Group operates in a very competitive environment and that its performance depends on the quality of its people. To continue to prosper, the Group must be able to attract, motivate and retain highly skilled executives.

The guiding principles of the Group's remuneration policy are to:

- provide competitive rewards to attract and retain executive talent;
- apply demanding key performance indicators to deliver results across the Group and to a significant portion of the total reward;
- link rewards to executives to the creation of value to shareholders;
- assess and reward executives using financial and non-financial measures of performance;
- ensure remuneration arrangements between executives are equitable and facilitate the deployment of human resources around the Group; and
- limit severance payments on termination to pre-established contractual arrangements which do not commit the Group to making unjustified payments in the event of non-performance.

Remuneration and Nomination Committee Memberships and Meetings

The following non-executive Directors were members of the Committee throughout the year:

- Mr A E (Ted) Harris, AC (Chairman)
- Mr Peter Barnes
- Mr Carlos dos Santos

The Committee did not meet during the year. However, the Remuneration and Nomination Committee of Metcash Trading Limited met four times during the year.

Advisors

The Chief Executive Officer and the Chief Human Resources Officer have assisted the committee in its deliberations during the year. In addition Hay Group and Egan and Associates were retained to provide assistance and advice on market-related remuneration and short, medium and long-term incentives.

Structure

Service contracts exist for senior executives including the Chief Executive Officer. They are unlimited in term but capable of termination on 15 months notice in the case of the Chief Executive Officer and 9 months notice in the case of executives who are direct reports to the Chief Executive Officer. The Group retains the right to terminate the contract immediately, by making payments equal to the notice period, in lieu of notice. In addition, should termination be as a result of redundancy, a further payment of 9 months of fixed remuneration (base salary plus superannuation) is payable to the Chief Executive Officer and 6 months further payment to Executives who are direct reports to the Chief Executive.

The Chief Executive Officer and Executives who are direct reports to the Chief Executive, may terminate their employment by giving 3 months notice.

The service contracts typically outline the components of remuneration paid to executives but do not prescribe how remuneration levels are reviewed each year to take account of cost-of-living changes, any change in the scope of the role performed by the executive and any changes required to meet the principles of the remuneration policy.

Remuneration is divided into two components. The first is the fixed or base component, which is made up of base salary and superannuation benefits. The second is the 'at risk' component which is subject to Key Performance Indicators (KPIs) and performance hurdles and is generally made up of short, medium and long-term incentives that take the form of cash payments and/or participation in the equity plans. The amount of 'at risk' remuneration, if any, that is earned by an executive is wholly dependent on that executive's and the Group's performance against those pre-determined KPIs and performance hurdles.

Fixed Remuneration

Base salary and benefits

Base salaries are determined by reference to the scope and nature of the individual's role and their performance and experience. Market data is used to benchmark salary levels. Particular consideration is given to competitive remuneration levels.

Superannuation benefits

Superannuation benefits are delivered in accordance with the Federal Government's Superannuation Guarantee Levy, which currently sits at 9% of fixed remuneration to a maximum of $147,020 p.a. and for amounts above that at a flat $12,140 p.a.

At risk remuneration

At risk remuneration is delivered at short, medium and long-term incentives and applies to the Group's senior management, which includes the Company Secretary. The components of the at risk remuneration are as follows:

- Executive management bonus scheme (short-term incentive). This scheme delivers a maximum of 50% of fixed remuneration subject to achievement of pre-determined KPIs relating to Pillar and/or Group financial and individual performance.
- Options plan (long-term incentive). This plan delivers options to individuals and is subject to achievement of performance hurdles for Executive Directors based on increase in earnings per share.

Earnings per share growth has been selected as the performance measure as it directly relates to the performance of the company and is not distorted by external influences as are other measures such as total shareholder value.

The performance hurdle for options issued to executive Directors in 2001, as agreed by members at the Annual General Meeting held on 3 September 2001, was that, in each of the years in which options became available for exercise, earnings per share for the financial year preceding the tranche exercise date must be at least equal to a 20% annual increase of earnings per share compounded from the 2001 earnings per share, adjusted for any dilution that might occur as a consequence of any alteration to the number of ordinary shares issued. The same hurdle rates were agreed by members at the 2004 Annual General Meeting for options issued to an executive director.

Before options are exercised by executive directors, agreement is obtained from the Remuneration & Nomination Committee who verify that the hurdle has been achieved with confirmation obtained from the company's external auditors if thought necessary.

Performance hurdles have not been applied to options issued to the five senior managers listed in Note 29 'Directors and Executives Disclosure' as they do not have the ability to influence the performance of the company to the same degree as executive directors. They also generally are offered a smaller number of options than executive directors. The employee option scheme applies to all of the company's employees and it is not considered practicable for hurdles to apply in all instances. The cut off for hurdles selected by the company is at the executive director level.

'At Risk Remuneration' and Company Performance

The 'at risk remuneration', with the short term focus on sales and profit and the long term segment influenced by earnings per share and share price, has contributed to the growth in the shareholder returns displayed below:

Remuneration Summary

Detailed in Note 29 'Directors & Executives Disclosures' is the remuneration paid to Directors and the 5 named executives

Shareholder Returns

The ongoing performance of the Group has ensured that returns to shareholders, through both dividends and capital growth has continued. The recently announced capital reorganisation and takeover of FAL has increased the value of Metcash shares substantially.

MTT/MTS combined	2005	2004	2003	2002	2001
Earnings per share before Goodwill	19.53	18.86	16.19	14.09	10.40
Earnings per share	16.30*	16.10	13.10	8.89	3.93
Dividends per share	10.00	11.00	8.60	5.00	1.50
Return on Equity	15.80*	22.70	21.10	16.50	9.40
Share price	3.20	2.50	2.19	2.40	0.71

* Influenced by the Capital Re-organisation

Review of Financial condition

As discussed in the Chairman's and CEO report, the Group undertook a capital reorganisation during the year Metcash Limited acquired the equity of the Metcash Group previously owned by Metoz Holding Limited (the former Metro Cash & Carry Limited of South Africa). As a result Metcash Limited now owns 100% (directly or indirectly) of Metcash Trading Limited.

Operating cash flow for the year was strong at $183.6m, up from $171.0m in the previous year, a 7.4% increase.

The strength of the company's balance sheet and future prospects has allowed Metcash Limited to undertake the extensive capital and debt raising activities required to fund the capital reorganisation and the FAL takeover. Metcash management remained committed to prudent balance sheet and capital management initiatives to ensure shareholder value is maximised.

Risk Management

The Metcash Group takes a proactive approach to risk management. The Audit Risk and Compliance Committee has the responsibility to advise on the establishment and maintenance of a framework of internal control, effective management of financial and other risks, compliance with laws and regulations and appropriate ethical standards for the management of Metcash. A more detailed analysis of the Risk Management process undertaken by Metcash is contained in the 'Corporate Governance' section of the report.

CEO and CFO Declaration

The Chief Executive Officer and Chief Financial Officer have provided a declaration which states

(a) With regard to the integrity of the financial statements of Metcash Limited for the period to 30th April 2005:

(i) The financial statements and associated notes comply in all material respects with the accounting standards as required by Section 296 of the Corporations Act 2001;

(ii) The financial statements and associated notes give a true and fair view, in all material respects, of the financial position as at 30th April 2005 and performance of the company for the period months then ended as required by Section 297 of the Corporations Act 2001;

(iii) In our opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(b) With regard to the financial records and systems of risk management and internal compliance and control of Metcash Limited for the period ended 30th April 2005:

(i) The financial records of the company have been properly maintained in accordance with Section 286 of the Corporations Act 2001;

(ii) The statements made in (a) above regarding the integrity of the financial statements are founded on a sound system of risk management and internal compliance and control which, in all material respects, implements the policies adopted by the Board of Directors;

(iii) The risk management and internal compliance and control systems of the company relating to financial reporting, compliance and operations objectives are operating efficiently and effectively, in all material respects.

(iv) Subsequent to 30th April 2005, no changes or other matters have arisen that would have a material effect on the operation of risk management and internal control and control systems of the company.

Auditor Independence and Non-Audit Services

The directors received the following declaration from the Auditor of Metcash Limited.

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock Exchange 10172

Auditors' Independence Declaration to the Directors of Metcash Limited

In relation to our audit of the financial report of Metcash Limited for the financial period ended 30 April 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Gary G Daniels
Partner
18 July 2005

Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW).

Non-Audit Services

The following non-audit services were provided by the entity's auditor, Ernst & Young. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

Tax Compliance Services	– Australia	$831,783
	– New Zealand	$10,000
Assurance related		$32,000
Transaction Advisory Services		$120,000
Other Services	– Australia	$132,198
	– New Zealand	$15,000

DIRECTORS' MEETINGS

Prior to 7 April 2005, there were 13 directors' meetings, 4 remuneration and nomination committee meetings, 3 audit risk and compliance meetings held by Metcash Trading Limited.

Committee membership

As at the date of this report, the company had an Audit Risk & Compliance Committee and a Remuneration & Nomination Committee. Members on the committees are:

Audit Risk & Compliance	Remuneration & Nomination
R.A. Longes (c)	A.E. Harris, AC (c)
P.L. Barnes	C.S. dos Santos
V.D. Rubin	P.L. Barnes

Notes

(c) Designates the chairman of the committee.

For details of the committees, their charters and current membership, please refer to the section under "Corporate Governance".

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Metcash Limited support and have adhered to the principles of corporate governance. The company's corporate governance statement is contained in the Corporate Governance section of this annual report.

Signed in accordance with a resolution of the directors.

Andrew Reitzer
Director

Sydney, 22 July 2005

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Sales revenue	2	514,762	–
Cost of sales		(506,968)	–
Gross Profit		7,794	–
Other revenues from ordinary activities	2	55,259	–
Share of net profits of associates and joint venture accounted for using the equity method	2	40	–
Warehouse & distribution expenses		(18,222)	–
Borrowing costs expensed	3	(2,139)	–
Selling, general & administration expenses		(30,029)	–
Profit from Ordinary Activities before Income Tax Expense		12,703	–
Income Tax Expense Relating to Ordinary Activities	4	(6,071)	–
Profit from Ordinary Activities after Income Tax Expense		6,632	–
Net Profit		6,632	–
Net Profit Attributable to Members of Metcash Limited	22	6,632	–
Total Changes in Equity Other Than Those Resulting from Transactions with Owners as Owners Attributable to Members of Metcash Limited		6,632	–
Basic earnings per share (cents per share)		1.6	
Diluted earnings per share (cents per share)		1.5	

The Statement of Financial Performance is to be read in conjunction with the Notes to the Financial Statements.

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Current Assets			
Cash assets		189,607	–
Receivables	5	648,006	–
Inventories	6	402,015	–
Other	7	9,707	–
Total Current Assets		1,249,335	–
Non-Current Assets			
Receivables	8	29,814	–
Investments accounted for using the equity method	9	2,450	–
Other financial assets	10	4,121	2,242,229
Property, plant and equipment	12	129,073	–
Deferred tax assets	4	5,472	–
Intangible assets	13	1,771,818	–
Other	14	13,568	–
Total Non-Current Assets		1,956,316	2,242,229
Total Assets		3,205,651	2,242,229
Current Liabilities			
Payables	15	826,879	906,621
Interest-bearing liabilities	16	7,995	–
Current tax liabilities	4	22,156	–
Provisions	17	30,977	–
Total Current Liabilities		888,007	906,621
Non-Current Liabilities			
Non Interest-bearing liabilities	18	373,873	–
Interest-bearing liabilities	19	402,469	–
Provisions	20	18,838	–
Total Non-Current Liabilities		795,180	–
Total Liabilities		1,683,187	906,621
Net Assets		1,522,464	1,335,608
Equity			
Parent entity interest			
Contributed equity	21	1,518,599	1,335,608
Reserves	22	(2,767)	–
Retained profits	22	6,632	–
Total parent entity interest in equity		1,522,464	1,335,608
Total Equity		1,522,464	1,335,608

The Statement of Financial Position is to be read in conjunction with the Notes to the Financial Statements.

STATEMENT OF CASH FLOWS

PERIOD ENDED 30 APRIL 2005

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Cash Flows from Operating Activities			
Receipts from customers		708,636	–
Payments to suppliers and employees		(514,769)	–
Interest received		1,364	–
Borrowing costs		(1,501)	–
Income tax paid		(18)	–
Goods & Services tax paid		(14,522)	–
Net Cash Flows from Operating Activities	23(a)	179,190	–
Cash Flows from Investing Activities			
Proceeds from sale of property, plant and equipment		7,575	–
Purchase of property, plant and equipment		(6,648)	–
Cash acquired from acquisition of subsidiaries/business		1,199,359	–
Payment on acquisition of subsidiaries/business		(1,105,184)	(1,097,503)
Loans (to)/from other entities		(66,198)	1,097,053
Net Cash Flows from Investing Activities		28,904	–
Cash Flows used in Financing Activities			
Refund of CULS		(10,282)	–
Proceeds from issue of CUPS		50,000	–
Repayments of borrowings – other		(70,876)	–
Proceeds from issue of ordinary shares prior to 7 April 2005		13,125	–
Payment of funding costs		(808)	–
Net Cash Flows used in Financing Activities		(18,841)	–
Net Increase in Cash Held		189,253	–
Effects of exchange rate changes on cash		354	–
Closing Cash Carried Forward	23(b)	189,607	–

The Statement of Cash Flows is to be read in conjunction with the Notes to the Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The Company was incorporated on 3 December 2004. The financial report covers the period 3 December 2004 to 30 April 2005. Accordingly there are no prior year comparatives.

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

(b) Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Metcash Limited (the parent entity) and all entities which Metcash Limited controlled from time to time during the period and at balance date.

Information from the financial statements of controlled entities is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a controlled entity, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Controlled entity acquisitions are accounted for using the purchase method of accounting.

The financial statements of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(c) Foreign currencies

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial period.

Translation of financial reports of overseas operations

All overseas operations are deemed self-sustaining as each is financially and operationally independent of Metcash Limited. The financial reports of overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

(d) Cash and cash equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(e) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

Bills of exchange and promissory notes are measured at the lower of cost and net realisable value.

(f) Investments

Listed shares held for trading are carried at cost.

Where listed shares have been revalued, any capital gains tax which may become payable has not been taken into account in determining the revalued carrying amount. Where it is expected that a liability for capital gains tax exists, this amount is recognised in the profit or loss for the reporting period.

Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial report.

All other non-current investments are carried at the lower of cost and recoverable amount.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Inventories

Inventories of finished goods are carried at the lower of cost and net realisable value. In accordance with industry practice, cost is determined by deducting from the supplier's invoice price any purchase incentives, allowances, discounts and net marketing income. The method adopted to assign costs to inventories is first-in, first-out.

Property held for resale are classified as inventory and valued at the lower of cost and net realisable value. Cost includes the cost of acquisition and any subsequent development costs or improvements.

(h) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where a carrying value exceeds this recoverable amount, the asset is written down. In determining recoverable amount, the expected net cash flows have been discounted to their present value using a market determined risk adjusted discount rate of 8.55%.

(i) Property, plant and equipment

Cost and valuation

All classes of property, plant and equipment are measured at cost.

Where assets have been previously revalued, the potential effect of the capital gains tax on disposal has not been taken into account in the determination of the revalued carrying amount. Where it is expected that a liability for capital gains tax will arise, this expected amount is disclosed by way of note.

Depreciation

Depreciation is provided on a straight-line basis on all property, plant and equipment, other than freehold land.

Major depreciation periods are:

Freehold buildings:	50 years
Plant and equipment:	5–15 years

(j) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

The lease incentive liability in relation to the non-cancellable operating lease is being reduced on an imputed interest basis over the lease term (5 years) at the rate implicit in the lease.

Contingent rentals are recognised as an expense in the period in which they are incurred.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Intangibles

Patents and licences

Patents and licences are carried at cost and amortised on a straight-line basis over their useful lives, being 20 years.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.

Goodwill is amortised on a straight-line basis over the period during which benefits are expected to be received, up to a maximum of 20 years.

(l) Other non-current assets

Expenditure carried forward

Significant items of carry forward expenditure having a benefit or relationship to more than one period are written off over the periods to which such expenditure relates.

(m) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accruals basis.

Deferred cash settlements are recognised at the present value of the outstanding consideration payable on the acquisition of an asset discounted at prevailing commercial borrowing rates.

(n) Interest-bearing liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Bills of exchange and promissory notes are carried at the principal amount plus deferred interest.

Finance lease liability is determined in accordance with the requirements of AASB 1008 "Leases".

(o) Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Provisions for Store Lease & Remediations are raised where the economic entity has committed to the closure of stores. The future lease costs, net of any income from sub leasing, are discounted to their net present value in determining the provision.

Dividends payable are recognised when a legal or constructive obligation to pay the dividend arises, typically following approval of the dividend at a meeting of shareholders.

(p) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of Goods

Control of the goods has passed to the buyer.

Interest

Control of the right to receive the interest payment.

Dividends

Control of the right to receive the dividend payment.

(r) Taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where assets are revalued no provision for potential capital gains tax has been made.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(s) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and
- other types of employee benefits

are charged against profits on a net basis in their respective categories.

The value of the employee share incentive scheme described in note 25 is not being charged as an employee benefit expense.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(u) Securitisation

Securitisation arrangements, where the risks and benefits associated with the securitised assets are retained by the economic entity, are regarded as financing transactions. Accordingly, the related assets are brought to account and disclosed as securitised and the amounts arising under the financing arrangement are brought to account as borrowings. Interest is charged as an expense as it accrues

2. REVENUE FROM ORDINARY ACTIVITIES

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Revenues from operating activities			
Revenue from sale of goods		514,762	–
Total revenues from operating activities		514,762	–
Revenues from non-operating activities			
Rent		2,041	–
Merchandising income		41,788	–
Interest			
Other persons/corporations		1,367	–
Retail income		2,488	–
Proceeds from disposal of property, plant & equipment		7,575	–
Total revenues from non-operating activities		55,259	–
Total revenues from ordinary activities		570,021	–
Share of net profits of associates and joint venture partnership accounted for using the equity method			
Share of associates' profits	9(a)	40	–
		40	–

3. EXPENSES AND LOSSES/(GAINS)

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
(a) Expenses			
Cost of goods sold		506,968	–
Depreciation of non-current assets			
Plant and equipment		2,002	–
Buildings		35	–
Total depreciation of non-current assets		2,037	–
Amortisation of non-current assets			
Goodwill		7,026	–
Other non current assets		648	–
Total amortisation of non-current assets		7,674	–
Total depreciation and amortisation expenses		9,711	–
Borrowing costs expensed			
Interest expense			
Finance lease		140	–
Interest and finance charges paid or payable		1,999	–
Total borrowing costs expensed		2,139	–
Bad and doubtful debts – trade debtors		117	–
Inventories shrinkage value written off		8,693	–
Operating lease rental			
– minimum lease payments		5,590	–
Total operating lease rental		5,590	–
(b) Gains			
Net gain on disposal of property, plant and equipment		(4,279)	–

4. INCOME TAX

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
The prima facie tax, using tax rates applicable in the country of operation, on profit differs from the income tax provided in the financial statements as follows:			
Prima facie tax on profit from ordinary activities		3,872	–
Tax effect of permanent differences			
Amortisation of intangible assets		2,108	–
Other items (net)		91	–
Income tax expense attributable to ordinary activities		6,071	–

Deferred tax assets and liabilities

Provision for income tax – current		22,156	–
Future income tax benefit – non-current		5,472	–

This future income tax benefit will only be obtained if:

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(b) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

5. RECEIVABLES (CURRENT)

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Trade debtors – securitised	5(a)	533,969	–
Trade debtors – non securitised	5(a)	79,029	–
Provision for doubtful debts		(8,553)	–
		604,445	–
Other receivables	5(a)	43,561	–
		648,006	–

(a) Terms and conditions

(i) Trade debtor terms vary by business unit. At 30 April 2005, 89.95% of trade debtors are required to be settled within 30 days and 10.05% of trade debtors have terms extending from 30 days to 60 days.

(ii) The economic entity has securitised certain trade receivables by way of granting an equitable interest over those receivables to a special purpose trust managed by a major Australian bank. The terms of the securitisation require, as added security, that at any time the book value of the securitised receivables must exceed by at least a certain proportional amount, the funds provided by the trust to the economic entity as a consequence of securitisation. At the end of the financial period trade receivables of $533,969,000 had been securitised as disclosed above, with $nil of funds received. The resultant security margin exceeded the minimum required at that date.

(iii) Other receivables are non-interest bearing and have repayment terms of less than 12 months.

6. INVENTORIES (CURRENT)

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Finished goods			
Finished goods at cost		409,260	–
Provision for obsolescence		(7,451)	–
		401,809	–
Other assets held for resale at cost			
Land and buildings	6(a), (b)	206	–
		206	–
Total inventories at lower of cost and net realisable value		402,015	–

(a) The Directors consider the land and buildings amounts to be carried at not more than realisable value.

(b) Land held for resale is immaterial to be separated from land and buildings.

7. OTHER CURRENT ASSETS

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Prepayments		9,707	–
		9,707	–

8. RECEIVABLES (NON-CURRENT)

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Loans		15,769	–
Other receivables	8(a)	14,045	–
		29,814	–

(a) Refer to note 5(a) for terms and conditions

9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Other Investments		2,450	–
		2,450	–

Interest in Associates

Name	Balance date	Ownership interest held by consolidated entity 2005 $'000	2004 $'000
Produce Traders Trust	30 June	40	–
Abacus Independent Retail Property Trust	30 June	25	–

(i) Principal activities

Distribution of Fruit & Vegetables; Investment in Retail Property

	Notes	Metcash Group 2005 $'000
(ii) Share of associates' profits		
Share of associates':		
– operating profits before income tax		40
– operating profits after income tax		40
Share of associates' operating profits and extraordinary items after income tax		40
Share of associates' net profits		40
(iii) Carrying amount of investment in associates		
Acquired through Metcash Trading Limited		2,410
– share of associates' net profits for the period		40
Carrying amount of investment in associates at the end of the financial period		2,450
(iv) Share of associates' assets and liabilities		
Current assets		1,281
Non-current assets		2,823
Current liabilities		(2,223)
Non-current liabilities		(171)
Net Assets		1,710
(v) Retained profits of the consolidated entity attributable to associates		
Acquired through Metcash Trading Limited		886
Share of associates' net profits		40
Balance at the end of the period		926

There are no contingent liabilities or capital commitments of associates.

10. OTHER FINANCIAL ASSETS (NON-CURRENT)

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Investments at cost comprise:			
Shares			
Listed		20	–
Unlisted		4,101	–
Controlled entities – unlisted	11	–	2,242,229
Total investments		4,121	2,242,229

11. INTERESTS IN CONTROLLED ENTITIES

Name	Country of Incorporation	Percentage of equity interest held by the consolidated entity 2005 %
Metcash Trading Limited	Australia	100
Australian Liquor Marketers Pty Limited	Australia	100
Campbells Cash and Carry Pty Ltd	Australia	100
Clancy's Food Stores Pty Ltd	Australia	100
Cotswrap Pty Ltd	Australia	100
Metcash Export Services Pty Ltd	Australia	100
Davids Supermarkets Pty Ltd	Australia	100
IGA Retail Services Pty Ltd	Australia	100
Jewel Food Stores Pty Ltd	Australia	100
Jewel Superannuation Fund Pty Ltd	Australia	100
M-C International Australia Pty Ltd	Australia	100
Metro Cash & Carry Pty Ltd	Australia	100
Property Reference Pty Ltd	Australia	100
Retail Merchandise Services Pty Ltd	Australia	100
Davids Food Services Pty Ltd	Australia	100
Australian Liquor Marketers (QLD) Pty Ltd	Australia	100
Denham Bros Pty Limited	Australia	100
Moucharo Pty Ltd	Australia	100
QIW Pty Limited	Australia	100
Queensland Independent Wholesalers Pty Limited	Australia	100
Regzem (No. 3) Pty Ltd	Australia	100
Regzem (No. 4) Pty Ltd	Australia	100
Retail Stores Development Finance Pty Limited	Australia	100
Rockblock Pty Ltd	Australia	100
RSDF Nominees Pty Ltd	Australia	100
Australis Marine Services (Australia) Pty Ltd	Australia	100
Bofeme Pty Ltd	Australia	100
City Ice and Cold Storage Company Pty Ltd	Australia	100
Composite Buyers Finance Pty Ltd	Australia	100
Composite Buyers Pty Limited	Australia	100
Composite Pty Ltd	Australia	100
David Boehm Pty Ltd	Australia	100
IGA Distribution Pty Ltd	Australia	100
IGA Distribution (Vic) Pty Ltd	Australia	100
Five Star Wholesalers Pty Ltd	Australia	100
Metcash Holding Pty Limited	Australia	100
Keithara Pty Ltd	Australia	100

11. INTERESTS IN CONTROLLED ENTITIES (continued)

Name	Country of Incorporation	Percentage of equity interest held by the consolidated entity 2005 %
Knoxfield Transport Service Pty Ltd	Australia	100
Moorebank Transport Pty Ltd	Australia	100
Payless Superbarn (NSW) Pty Ltd	Australia	100
Payless Superbarn (VIC) Pty Ltd	Australia	100
Rainbow Supermarkets Pty Ltd	Australia	100
Mirren (Australia) Pty Ltd	Australia	100
Storemans (Management) Pty Ltd	Australia	100
Storemans Self Service Pty Ltd	Australia	100
Arrow Pty Limited	Australia	100
Blue Lake Exporters Pty Ltd	Australia	100
Casuarina Village Shopping Centre Pty Ltd	Australia	100
IGA Distribution (SA) Limited	Australia	100
Metcash Management Pty Ltd	Australia	100
Gawler Supermarkets Pty Ltd	Australia	100
Metcash Storage Ltd	Australia	100
Green Triangle Meatworks Limited	Australia	100
Pasadena Properties Pty Ltd	Australia	100
Pasadena Retail Pty Ltd	Australia	100
Plympton Properties Pty Ltd	Australia	100
Seaford Supermarket Pty Ltd	Australia	100
Davids Group Staff Superannuation Fund Pty Ltd	Australia	100
Australian Liquor Marketers (WA) Pty Ltd	Australia	100
Jorgensons Confectionery Pty Limited	Australia	100
Tasman Liquor Company Ltd	New Zealand	100
Amalgamated Confectionery Wholesalers Pty Ltd	Australia	100
Harvest Liquor Pty Ltd	Australia	100
IGA Pacific Pty Limited	Australia	50
IGA Retail Network Limited	Australia	100
Independent Brands Australia Pty Limited	Australia	100
Newton Cellars Pty Ltd	Australia	100
Regeno Pty Limited	Australia	100
Rennet Pty Limited	Australia	100
Tasher No.8 Pty Limited	Australia	100
Vawn No.3 Pty Ltd	Australia	100
Australian Asia Pacific Wholsalers Pty Limited	Australia	71
Rainbow Unit Trust	Australia	100
Wimbledon Unit Trust	Australia	100
Action Holdco Pty Limited	Australia	100
GP New Co Pty Ltd	Australia	100
IGA Community Chest Limited	Australia	100
Melton New Co Pty Ltd	Australia	100
NZ Holdco Limited	Australia	100
Metoz Holdings Limited	South Africa	100
Pinnacle Holdings Limited	Jersey	100
Wickson Corporation NV	Netherlands	100
Soetensteeg 2-61 Exploitatiemaatschappij BV	Netherlands	100

12. PROPERTY, PLANT AND EQUIPMENT

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Freehold land			
At cost		5,907	–
	12(a)	5,907	–
Buildings on freehold land			
At cost		14,858	–
Accumulated depreciation		(1,740)	–
	12(a)	13,118	–
Leasehold improvements			
At cost		9,000	–
Accumulated amortisation		(933)	–
	12(a)	8,067	–
Other land and buildings			
Total land and buildings		27,092	–
Plant and equipment under lease			
At cost		46,118	–
Accumulated amortisation		(21,571)	–
		24,547	–
Plant & machinery			
At cost		122,563	–
Accumulated depreciation		(45,129)	–
		77,434	–
Total plant and equipment		101,981	–
Total property, plant and equipment			
Cost		198,446	–
Accumulated depreciation and amortisation		(69,373)	–
Total written down amount		129,073	–

(a) Valuations

The fair values of freehold land, and buildings on freehold land have been determined by reference to director valuations, based upon independent valuations previously obtained. Such valuations are performed on an open market basis, being the amounts for which the assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm's length transaction at the valuation date.

In April 2003 a directors valuation was performed on the land and buildings that were owned by Metcash Trading Limited and its subsidiaries. The valuation obtained stated the value of the land and buildings to be valued at $28,285,000. Directors believe this valuation is still appropriate as at 30 April 2005.

12. PROPERTY, PLANT AND EQUIPMENT (continued)

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
(b) Reconciliations			
Reconciliations of the carrying amounts of property, plant and equipment at the beginning and end of the current financial year period			
Freehold land			
Carrying amount at beginning		–	–
Additions through acquisition of entities/operations		5,907	–
		5,907	–
Buildings on freehold land			
Carrying amount at beginning		–	–
Additions through acquisition of entities/operations		13,153	–
Depreciation expense		(35)	–
		13,118	–
Leasehold Improvements			
Carrying amount at beginning		–	–
Additions through acquisition of entities/operations		8,079	–
Amortisation expense		(12)	–
		8,067	–
Plant and equipment under lease			
Carrying amount at beginning		–	–
Additions		647	–
Additions through acquisition of entities / operations		24,548	–
Amortisation expense		(648)	–
		24,547	–
Plant and machinery			
Carrying amount at beginning		–	–
Additions		6,648	–
Additions through acquisition of entities / operations		72,788	–
Depreciation expense		(2,002)	–
		77,434	–

13. INTANGIBLES

Goodwill		1,778,844	–
Accumulated amortisation		(7,026)	–
		1,771,818	–

14. OTHER NON-CURRENT ASSETS

Deferred debt costs		13,568	–
		13,568	–

15. PAYABLES (CURRENT)

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Trade creditors	15(a)	723,037	–
Other creditors	15(a)	103,842	906,621
		826,879	906,621
Aggregate amounts payable to related parties:			
Other related parties			
– additional related parties	31	–	906,621
		–	906,621

(a) Terms and conditions relating to the above financial instruments:

(i) Trade creditors are generally settled within 30 days. The Directors consider the carrying amounts of trade and other creditors to approximate their net fair values.

16. INTEREST-BEARING LIABILITIES (CURRENT)

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Lease liability	16(a), (b), 24	7,995	–
		7,995	–

(a) Secured lease liability – finance lease

(b) Terms and conditions relating to the above financial instruments

(i) Finance leases have an average lease term of 5 years with the option to purchase the asset at the completion of the lease term for the asset's market value. The average discount rate implicit in the lease is 7.2% . Secured lease liabilities are secured by a charge over the leased asset.

17. PROVISIONS (CURRENT)

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Employee entitlements	25	27,364	–
Store Lease and remediation provision		1,413	–
Other provisions		2,200	–
		30,977	–

18. PAYABLES (NON-CURRENT)

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Convertible, redeemable, subordinated, unsecured loan notes (CULS)		373,873	–
		373,873	–

(a) The above represents 50% of the original CULS issue, which may be converted at Metcash's election on maturity date (19 September 2005). At maturity date, CULS will be converted into Metcash Limited shares on a 1:1 basis or CULS will be redeemed at the issue price plus redemption premium of 5%. Alternatively, Metcash may extend the maturity date by 3 months and convert them into Metcash Limited shares on a 1:1 basis or redeem the CULS at the issue price plus a redemption premium of 7.5%.

19. INTEREST-BEARING LIABILITIES (NON-CURRENT)

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Lease liability	19(a), (b), 24	17,469	–
Borrowings			
– bank loans	33, 19(b)	335,000	–
Borrowings secured by floating charge			
– CUPS	33, 19(b)	50,000	–
		402,469	–
(a) Secured lease liability – finance lease		17,469	–

(b) Terms and conditions relating to the above financial instruments

(i) Finance leases have an average lease term of 5 years with the option to purchase the asset at the completion of the lease term for the asset's market value. The average discount rate implicit in the lease is 7.2%. Secured lease liabilities are secured by a charge over the leased asset.

(ii) Bank loans are a 3-year senior unsecured syndicated loan note subscription facility. The Syndicated Facility is to be provided to Metcash Group by a syndicate of lenders and has been fully underwritten by ANZ.

(iii) CUPS (Convertible Undated Preference Shares) allow for the holder to request conversion, at which time the issuer can choose to convert them into a variable number of shares in Metcash Limited or redeem for cash. The issuer can also redeem the CUPS at any time prior to conversion. A preferential non-cumulative dividend will be payable on the CUPS in arrears.

20. PROVISIONS (NON-CURRENT)

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Employee entitlements	25	17,748	–
Store lease and remediation provision		1,090	–
		18,838	–
(a) Movement in provisions			
(i) Store lease and remediation provision (current/non current)			
Carrying amount at the beginning of the financial period		–	–
Additions through acquisition of entities / operations		4,004	–
Amount utilised during the period		(1,501)	–
Carrying amount at the end of the financial period		2,503	–
(ii) Other provision (current/non current)			
Carrying amount at the beginning of the financial period		–	–
Additions through acquisition of entities / operations		3,506	–
Amount utilised during the period		(1,306)	–
Carrying amount at the end of the financial period		2,200	–

21. CONTRIBUTED EQUITY

	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
(a) Issued and paid up capital		
Ordinary shares fully paid	1,335,608	1,335,608
	1,335,608	1,335,608
(b) Convertible debt securities		
Convertible, redeemable, subordinated, unsecured loan notes (CULS)	182,991	–
	182,991	–
Total Contributed Equity	1,518,599	1,335,608

21. CONTRIBUTED EQUITY (continued)

	2005 Number of shares	$'000
(c) Movements in shares on issue		
Issued during the period		
– Conversion of shares from Metcash Trading Limited at $3.27 per share	353,797,828	1,156,918
– Less transaction costs	–	(4,300)
– Conversion of CULS	73,597,405	186,937
– Less transaction costs	–	(3,947)
End of the financial period	427,395,233	1,335,608

Options over ordinary shares:	2005 Number
(d) Share Options	
Options over ordinary shares:	
Opening balance	–
Converted from Metcash Trading Limited	12,324,700
Closing balance	12,324,700
Issued subsequent to period end	–
Outstanding at date of Directors' Report	12,324,700

(e) Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

The CULS at note 21(b) are mandatorily convertible to Metcash Limited shares on 19 September 2005 on a 1:1 basis.

22. RESERVES AND RETAINED PROFITS

		Metcash Group	Metcash Limited
	Notes	2005 $'000	2005 $'000
a) Foreign currency translation	(i)	(2,767)	–
		(2,767)	–
b) Retained profits			
Net profit attributable to members of Metcash Limited		6,632	–
Total available for appropriation		6,632	–
Balance at end of period		6,632	–

(i) Nature and purpose; the foreign currency transaction reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

23. STATEMENT OF CASH FLOWS

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
(a) Reconciliation of the net profit after tax to the net cash flows from operations			
Net profit		6,632	–
Non-Cash Items			
Depreciation and amortisation of non-current assets		2,684	–
Amortisation of goodwill		7,026	–
Net profit on disposal of property, plant and equipment		(4,279)	–
Share of associates' net profits		(40)	–
Dividends received from associates		–	–
Changes in assets and liabilities			
Decrease in trade and other receivables		45,378	–
Increase in inventory		(13,765)	–
Movement in income tax balances		6,053	–
Decrease in prepayments		1,025	–
Increase in payables and provisions		128,476	–
Net cash flow from operating activities		179,190	–
(b) Reconciliation of cash			
Cash balance comprises:			
– cash on hand		189,607	–
Closing cash balance		189,607	–
(c) Financing facilities available			
At reporting date, the following financing facilities had been negotiated and were available:			
Total facilities			
– Working capital including bank overdraft		130,900	–
– Revolving Syndicated Loan		825,000	–
– Securitisation finance and loans		250,000	–
– Lease finance facility		22,500	–
– Indemnity Guarantee facility		21,600	–
– Foreign currency dealing limit		–	–
Facilities used at reporting date			
– Working capital including bank overdraft		–	–
– Revolving Syndicated Loan		335,000	–
– Securitisation finance and loans		–	–
– Lease finance facility		17,153	–
– Indemnity Guarantee facility		18,991	–
– Foreign currency dealing limit		–	–
Facilities unused at reporting date			
– Working capital including bank overdraft		130,900	–
– Revolving Syndicated Loan		490,000	–
– Securitisation finance and loans		250,000	–
– Lease finance facility		5,347	–
– Indemnity Guarantee facility		2,609	–
– Foreign currency dealing limit		–	–

23. STATEMENT OF CASH FLOWS (continues)

(d) Acquisition of Controlled Entity

(i) On 7 April 2005 Metcash Ltd acquired 100% of the equity of Metoz Holdings and its proportional interest in Metcash Trading Limited for a cash consideration of $1,097,503,000

	$'000
Consideration	
– cash paid	1,097,503
	1,097,503
Details of the aggregate cash flows and the aggregate assets and liabilities at the dates of acquisition were as follows:	
– cash	45,703
– trade debtors	382
– Metoz equity in Metcash Trading Limited	392,827
	438,912
– creditors and provisions	(3,951)
– Income Tax Provision	(1,052)
– fair value of net tangible assets	433,909
– goodwill arising on acquisition	663,594
	1,097,503
Net cash effect	
Cash consideration paid	1,097,503
Cash included in net assets acquired	(45,703)
Cash paid for purchase of controlled entity as reflected in the consolidated financial report	1,051,800

Metcash Limited acquired 100% of Metcash Trading Limited through the above cash transaction and through the issue of Metcash Limited shares in exchange for the balance of Metcash Trading Limited shares not held by Metoz Holdings.

24. EXPENDITURE COMMITMENTS

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
(a) Capital expenditure commitments			
Estimated capital expenditure contracted for at reporting date, but not provided for, payable:			
not later than one year		–	–
later than one year and not later than five years		–	–
later than five years		–	–
		–	–
(b) Lease expenditure commitments			
(i) Operating leases (non-cancellable):	24(d)		
Minimum lease payments			
– not later than one year		55,242	–
– later than one year and not later than five years		170,436	–
– later than five years		140,318	–
– aggregate lease expenditure contracted for at reporting date		365,996	–
Aggregate expenditure commitments comprise:			
– Store lease and remediation provision	24(e)	(2,200)	–
		(2,200)	–
		(2,200)	–
Aggregate lease expenditure contracted for at reporting date		363,796	–

24. EXPENDITURE COMMITMENTS continued

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
(ii) Finance leases:			
– not later than one year		9,639	–
– later than one year and not later than five years		15,312	–
– later than five years		5,763	–
– total minimum lease payments		30,714	–
– future finance charges		(5,250)	–
– lease liability		25,464	–
- current liability		7,995	–
- non-current liability		17,469	–
		25,464	–
Total lease liability accrued for:			
Current			
– finance leases		7,995	–
		7,995	–
Non-Current			
– finance leases		17,469	–
		17,469	–
		25,464	–
(c) Operating Leases Receivable			
Certain properties under operating lease have been sublet to third parties. The future lease payments expected to be received at the reporting date are:			
– not later than one year		21,390	–
– later than one year and not later than five years		62,064	–
– later than five years		57,538	–
		140,992	–

Notes

(d) Operating leases have an average lease term of 5 years and an implicit interest rate of 7%. Assets which are the subject of operating leases are primarily Land, Buildings and Forklifts. Contingent rentals are payable to reflect movements in the Consumer Price Index on certain leases and to reflect the turnover of certain stores occupying the Land and Buildings.

(e) These commitments represent payments due for either vacated lease premises or premises sublet to third parties at a subsidised rental under non-cancellable operating leases. The commitments have been recognised as a liability as the remaining payments for the premises will provide no further benefits to the consolidated entity. The payments have been discounted at the rate implicit in the lease.

25. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Employee Benefits			
The aggregate employee benefit liability is comprised of:			
Provisions (current)		27,364	–
Provisions (non-current)		17,748	–
		45,112	–

Employee Share Scheme

On 23 November 1998, the Employee Option Plan was approved at the Annual General Meeting of Shareholders of Metcash Trading Limited. Pursuant to this plan, the following options were issued to employees of the Company, including Executive Directors.

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

	2005 Number of options	2005 Weighted average exercise price
Balance at beginning of period	–	–
– Converted from Metcash Trading Limited	12,324,700	1.29
– forfeited	–	–
– exercised	–	–
Balance at end of period	12,324,700	1.29
Exercisable at end of period	5,374,360	1.30

(a) Options held at the beginning of the reporting period:

The following table summarises information about Metcash Limited options held by employees as at 3 December 2004:

Number of options	Grant date	Vesting date	Expiry date
–	–	–	–

25. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

(b) Options held as at the end of the reporting period:

The following table summarises information about options held by the employees as at 30 April 2005: (All options were converted from Metcash Trading Limited on 7 April 2005):

Number of options	Grant date	Vesting date	Expiry date	Weighted average option price
123,960	11 Aug 2000	11 Aug 2003	11 Aug 2006	0.161
64,480	11 Aug 2000	11 Aug 2004	11 Aug 2006	0.161
782,400	11 Aug 2000	11 Aug 2005	11 Aug 2006	0.161
32,800	25 Nov 2000	24 Nov 2005	25 Nov 2006	0.161
4,000	15 Dec 2000	15 Dec 2004	15 Dec 2006	0.161
8,000	15 Dec 2000	15 Dec 2005	15 Dec 2006	0.161
1,020,000	14 Dec 2001	14 Dec 2004	14 Dec 2007	1.385
680,000	14 Dec 2001	14 Dec 2005	14 Dec 2007	1.385
680,000	14 Dec 2001	14 Dec 2006	14 Dec 2007	1.385
4,153,920	25 Jan 2002	25 Jan 2005	25 Jan 2008	1.268
1,859,820	25 Jan 2002	25 Jan 2006	25 Jan 2008	1.268
1,859,820	25 Jan 2002	25 Jan 2007	25 Jan 2008	1.268
123,300	10 July 2002	10 July 2005	10 July 2008	1.870
41,100	10 July 2002	10 July 2006	10 July 2008	1.870
41,100	10 July 2002	10 July 2007	10 July 2008	1.870
510,000	2 Sep 2004	2 Sep 2007	2 Sep 2010	2.430
170,000	2 Sep 2004	2 Sep 2008	2 Sep 2010	2.430
170,000	2 Sep 2004	2 Sep 2009	2 Sep 2010	2.430

26. CONTINGENT LIABILITIES

	Notes	Metcash Group 2005 $'000	Metcash Limited 2005 $'000
Other persons			
A controlled entity has guaranteed third party loans to storeowners amounting to:		1,580	–
The Company and certain controlled entities have granted bank guarantees to third parties in respect of property lease obligations to the value of:		18,991	–

Franklins

Following termination of the Franklins contract in January 2005, Franklins has alleged that Metcash owes it various sums in respect of the supply contract. Franklins has commenced proceedings seeking as yet unquantified damages in respect of certain of the alleged claims. Metcash does not consider that Franklins has any valid claim against it. Should Franklins proceed with any of these alleged claims, they will be vigorously defended by Metcash.

27. SUBSEQUENT EVENTS

Metcash announced on the 25 May 2005 that it had reached agreement with Foodland Associated Ltd (FAL) to acquire the Australian business of FAL excluding 19 Action stores and 3 Action development sites which will be acquired by Woolworths. Metcash will therefore acquire, on a debt free basis, FAL's West Australian Franchise and Supply division, Action Retail division (excluding Woolworths Actions Stores, and all other FAL Australian assets. Metcash is offering $780m in cash (or $6.61 per FAL share) or $859m in Metcash shares (or $7.29 per FAL share). It is expected the transaction will be implemented by way of a scheme of arrangement. Documents are expected to be sent to FAL shareholders by FAL during September with the acquisition becoming effective in October.

28. EARNINGS PER SHARE

	Notes	Metcash Group 2005 $'000
The following reflects the income and share data used in the calculations of basic and diluted earnings per share:		
Net profit		6,632
		Number of shares
Weighted average number of ordinary shares used in calculating basic earnings per share		427,395,233
Effect of dilutive securities:		
Share options		7,463,643
Convertible, redeemable, subordinated, unsecured loan notes (CULS)		16,430,215
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share		451,289,091

29. DIRECTORS & EXECUTIVE DISCLOSURES

Information below relates to Metcash Limited for 2005 and Metcash Trading Limited for 2004 and 2005.

(a) Details Of Specified Directors and Specified Executives

(i) Specified Directors

Carlos Dos Santos	Chairman (Non Executive)
A E Harris	Deputy Chairman (Non Executive)
R Longes	Director (Non Executive)
P Barnes	Director (Non Executive)
D Rubin	Director (Non Executive)
A Reitzer	CEO
M Jablonski	Group Merchandise Director
E Jankelowitz	Finance Director
B Hale	IT Director
L Jardin	CEO IGA Distribution
M Wesslink	CEO Australian Liquor Marketers

(ii) Specified executives

K Bean	Chief Executive Group Logistics and Corporate Development
P Dubbleman	CEO Campbells Cash and Carry
J Randall	Company Secretary
D Johnston	Chief Human Resources Officer
G Tempany	National Group Manager Merchandise and Marketing

29. DIRECTORS & EXECUTIVE DISCLOSURES (continued)

(b) Remuneration of Specified Directors and Specified Executives

(i) Directors' remuneration for the period ended 30 April 2005

	Primary			Post Employment		Equity		
	Salary & Fees $	Cash Bonus $	Non Monetary benefits $	Super-annuation $	Retirement Benefits $	Options Granted $	Options Exercised $	Total $
Specified Directors								
Carlos Dos Santos								
2005	–	–	–	–	–	–	–	–
2004	–	–	–	–	–	–	–	–
A E Harris								
2005	108,901	–	–	–	–	–	–	**108,901**
2004	98,381	–	–	–	–	–	–	**98,381**
R Longes								
2005	71,703	–	–	**6,454**	–	–	–	**78,157**
2004	61,875	–	–	**5,569**	–	–	–	**67,444**
P Barnes								
2005	71,703	–	–	**6,454**	–	–	–	**78,157**
2004	61,875	–	–	**5,569**	–	–	–	**67,444**
D Rubin								
2005	–	–	–	–	–	–	–	–
2004	–	–	–	–	–	–	–	–
A Reitzer								
2005	1,151,540	343,325	2,669	**84,947**	–	–	2,631,800	**4,214,281**
2004	1,006,048	359,712	62,568	**54,045**	–	–	–	**1,482,373**
M Jablonski								
2005	523,324	74,970	23,000	**11,488**	–	–	–	**632,782**
2004	520,329	116,025	–	**10,921**	–	–	–	**647,275**
E Jankelowitz								
2005	546,324	74,970	–	**11,488**	–	–	–	**632,782**
2004	520,329	116,025	–	**10,921**	–	–	–	**647,275**
B Hale								
2005	416,181	495,258	–	**10,522**	–	825,215	–	**1,747,176**
2004	406,604	254,933	16,667	**10,665**	–	–	–	**688,869**
L Jardin								
2005	488,620	85,120	135,846	**17,547**	–	–	318,880	**1,046,013**
2004	471,353	91,219	–	**16,981**	–	–	–	**579,553**
M Wesslink								
2005	415,320	31,233	–	**48,072**	–	–	321,860	**816,485**
2004	349,189	91,219	37,680	**47,506**	–	–	–	**525,594**
Total Remuneration: Specified Directors								
2005	3,793,616	1,104,876	161,515	**196,972**	–	825,215	3,272,540	**9,354,734**
2004	3,495,983	1,029,133	116,915	**162,183**	–	–	–	**4,804,214**

John A Randall, Paul Kaplan, Michael Roche and David Killingback were appointed and also resigned as directors during the period. No remuneration was paid to them.

29. DIRECTORS & EXECUTIVE DISCLOSURES (continued)

(ii) Remuneration of the 5 named executives who receive the highest remuneration for the period ended 30 April 2005

	Primary			Post Employment		Equity	
	Salary & Fees $	Cash Bonus $	Non Monetary benefits $	Super-annuation $	Retirement Benefits $	Options Exercised $	Total $
Specified Executives							
K Bean							
2005	371,277	60,969	–	**81,002**	–	320,460	**833,708**
2004	319,908	92,592	39,840	**64,211**	–	–	**516,551**
P Dubbleman							
2005	379,119	65,523	45,904	**33,769**	–	372,300	**879,115**
2004	392,279	85,050	–	**10,921**	–	–	**488,250**
J Randall							
2005	324,222	53,901	–	**78,072**	–	133,920	**590,175**
2004	326,896	85,037	–	**77,506**	–	–	**489,439**
D Johnston							
2005	338,930	49,094	–	**26,912**	–	–	**414,936**
2004	336,583	76,709	–	**14,117**	–	–	**427,409**
G Tempany							
2005	261,569	37,359	19,000	**16,156**	–	–	**334,084**
J Kiteley							
2004	247,280	110,500	14,389	–	–	–	**372,169**
Total Remuneration: Top 5 Executives							
2005	1,675,117	266,846	64,904	**235,911**	–	827,240	**3,070,018**
2004	1,622,946	449,888	54,229	**166,755**	–	–	**2,293,818**

(c) Options granted as part of remuneration for the period ended 30 April 2005

During the financial period options were granted by Metcash Trading Limited as equity compensation to certain specified directors as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe to one fully paid ordinary share in the entity at an exercise price of $2.43.

	Granted Number	Grant Date	Value per Option at Grant Date $	Exercise Price per Share	First Exercise Date	Last Exercise Date
Specified Directors						
B Hale	510,000	2 Sep 04	0.97	2.43	2 Sep 07	2 Sep 10
	170,000	2 Sep 04	0.97	2.43	2 Sep 08	2 Sep 10
	170,000	2 Sep 04	0.97	2.43	2 Sep 09	2 Sep 10
	850,000					

Fair value of options: The fair value of each option (0.97c) has been determined by the use of the Black Scholes model. The fair values are currently not recognised as expenses in the financial statements. If they were expensed, the impact in the 2005 accounts would have been $11,633.

29. DIRECTORS & EXECUTIVE DISCLOSURES (continued)

(d) Option holdings of specified directors and specified executives

	Balance at Beginning of Period 3 Dec 2004	Granted as Remuneration	Options Exercised	Other Adjustments	Balance at End of Period 30 Apr 2005	Vested at 30 Apr 2005		
						Total	Not Exercisable	Exercisable
Specified Directors								
Carlos Dos Santos	–	–	–	–	–	–	–	–
A E Harris	–	–	–	–	–	–	–	–
R Longes	–	–	–	–	–	–	–	–
P Barnes	–	–	–	–	–	–	–	–
D Rubin	–	–	–	–	–	–	–	–
A Reitzer	2,100,000	–	(1,420,000)	–	680,000	–	–	–
M Jablonski	850,000	–	–	–	850,000	–	–	–
E Jankelowitz	850,000	–	–	–	850,000	–	–	–
B Hale		850,000	–	–	850,000	–	–	–
L Jardin	660,000	–	(140,000)	–	520,000	–	–	–
M Wesslink	680,000	–	(140,000)	–	540,000	–	–	–
Specified Executives								
K Bean	680,000	–	(140,000)	–	540,000	–	–	–
P Dubbelman	560,000	–	(160,000)	–	400,000	–	–	–
J Randall	80,000	–	–	–	80,000	–	–	–
D Johnston	400,000	–	–	–	400,000	–	–	–
G Tempany	60,000	–	–	–	60,000	–	–	–
Total	**6,920,000**	**850,000**	**(2,000,000)**	–	**5,770,000**	–	–	–

All Metcash Trading Limited options were converted into Metcash Limited options during the year.

(e) Shareholdings of Specified Directors and Specified Executives

	Balance at Beginning of Period 3 Dec 2004	Granted as Remuneration	Options Exercised	Other Adjustments (CULS conversion)	Balance at End of Period 30 Apr 2005
Specified Directors					
Carlos Dos Santos	–	–	–	–	–
A E Harris	340,000	–	–	34,838	374,838
R Longes	100,000	–	–	12,500	112,500
P Barnes	125,000	–	–	26,041	151,041
D Rubin	–	–	–	–	–
A Reitzer	400,000	–	1,420,000	–	1,820,000
M Jablonski	–	–	–	–	–
E Jankelowitz	600,000	–	–	–	600,000
B Hale	–	–	–	–	–
L Jardin		–	140,000	–	140,000
M Wesslink	425,000	–	(70,000)	9,374	364,374
Specified Executives					
K Bean	–	–	–	–	–
P Dubbelman	390,350	–	160,000	–	550,350
J Randall	180,000	–	60,000	16,165	256,165
D Johnston	–	–	–	–	–
G Tempany	2,800	–	–	–	2,800
Total	**2,563,150**	**–**	**2,030,000**	**98,918**	**4,372,068**

All Metcash Trading Limited shares were converted into Metcash Limited shares during the year.

30. AUDITORS' REMUNERATION

	Notes	Metcash Group 2005 $'000	Metcash Group 2004 $'000	Metcash Limited 2005 $'000	Metcash Limited 2004 $'000
Amounts received or due and receivable by Ernst & Young for:					
– an audit or review of the financial report of the entity and any other entity in the consolidated entity		865,410	842,000	–	–
- Other services in relation to the entity and any other entity in the consolidated entity:					
- tax compliance		831,783	700,169	–	–
- assurance related		32,000	49,000	–	–
- other services		252,193	79,732	–	–
Amounts received or due and receivable by Ernst & Young New Zealand for:					
– an audit or review of the financial report of entities and any other entities in the consolidated entity		49,500	43,410	–	–
- tax compliance		10,000	30,409	–	–
- other services		15,000	–	–	–
		2,055,886	1,744,720	–	–

All above audit remunerations relates to services rendered for Metcash Limited and Metcash Trading Limited.

31. RELATED PARTY DISCLOSURES

Directors

The directors of Metcash Limited during the period were:

Carlos S dos Santos	A E (Ted) Harris, AC
Andrew Reitzer	Michael R Jablonski
Edwin M Jankelowitz	V Dudley Rubin
Peter L Barnes	Richard A Longes
Bernard J Hale	Joao Louis S Jardim
Michael Wesslink	John A Randall
Paul Kaplan	Michael Roche
David Killingback	

Other related party transactions

Purchases and funding

Mr Barnes is Chairman of Samuel Smith & Sons Pty Ltd and a Director of Ansell Limited, both organisations are suppliers to the entity. However, the total level of purchases from both companies is less than 1% of Metcash's annual purchases and is not considered material.

Loans

From controlled entity $906,621,000.

32. SEGMENT INFORMATION

Segment products and locations

The economic entity predominantly operates in the industries indicated. Food distribution activities comprise the distribution of grocery and tobacco supplies to retail outlets, convenience stores and hospitality outlets. Liquor distribution activities comprise the distribution of liquor products to retail outlets and hotels. Cash and Carry Distribution comprise the distribution of grocery and tobacco supplies via cash and carry warehouses. Geographically the group operates predominantly in Australia. The New Zealand operation represents less than 10% of revenue, results, and assets of the consolidated entity.

Segment accounting policies

The selling price between segments is at normal selling price and is paid under similar terms and conditions as any other customers of the economic entity.

32. SEGMENT INFORMATION – PRIMARY SEGMENT

Business segments	Food Distribution		Cash & Carry Distribution		Liquor Distribution		Eliminations		Metcash Group	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Revenue										
Sales to customers outside the consolidated entity	265,355	–	77,021	–	172,386	–	–	–	514,762	–
Other revenues from customers outside the consolidated entity	–	–	–	–	–	–	–	–	–	–
Inter-segment sales	29,809	–	–	–	8,171	–	(37,980)	–	–	–
Unallocated Revenue	–	–	–	–	–	–	–	–	–	–
Total segment revenue	295,164	–	77,021	–	180,557	–	(37,980)	–		
Unallocated revenue									55,259	–
Total consolidated revenue									570,021	–
Results										
Segment result	13,632	–	2,072	–	1,464	–	–	–	17,168	–
Unallocated expenses									(4,465)	–
Consolidated entity profit from ordinary activities before income tax expense									12,703	–
Income tax expense									(6,071)	–
Consolidated entity profit from ordinary activities after income tax expense									6,632	–
Extraordinary item									–	–
Net profit									6,632	–

32. SEGMENT INFORMATION – PRIMARY SEGMENT (continued)

Business segments	Food Distribution		Cash & Carry Distribution		Liquor Distribution		Eliminations		Metcash Group	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Assets										
Segment assets	477,404	–	184,472	–	448,635	–	–	–	1,110,511	–
Unallocated assets									2,095,140	–
Total assets									3,205,651	–
Liabilities										
Segment liabilities	329,486	–	59,974	–	296,949	–	–	–	686,409	–
Unallocated liabilities									996,778	–
Total liabilities									1,683,187	–
Other segment information:										
Equity accounted investments *included in segment assets*	2,450	–	–	–	–	–	–	–	2,450	–
Acquisition of property, plant and equipment and intangible assets	560	–	3,044	–	1,757	–	–	–	5,361	–
Depreciation	4,838	–	3,391	–	1,356	–	–	–	9,585	–
Non-cash expenses other than depreciation and amortisation	631	–	272	–	1,837	–	–	–	2,740	–

33. FINANCIAL INSTRUMENTS

33(a) interest rate risk

The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:

Financial Instruments	Floating interest rate		Fixed interest rate maturing in: 1 year or less		Over 1 to 5 years		More than 5 years		Non-interest bearing		Total carrying amount as per the statement of financial position		Weighted average effective interest rate	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 %	2004 %
(i) Financial assets														
Cash	189,607	–	–	–	–	–	–	–	–	–	189,607	–	5.4	–
Trade and other receivables	–	–	–	–	10,600	–	–	–	667,425	–	678,025	–	7.1	–
Receivables – other related parties	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Listed shares	–	–	–	–	–	–	–	–	20	–	20	–	–	–
Unlisted shares	–	–	–	–	–	–	–	–	4,101	–	4,101	–	–	–
Total financial assets	189,607	–	–	–	10,600	–	–	–	671,546	–	871,753	–		
(ii) Financial liabilities														
Bank overdraft	–	–	–	–	–	–	–	–	–	–	–	–	9.1	–
Trade creditors	–	–	–	–	–	–	–	–	723,037	–	723,037	–	–	–
Other creditors	–	–	–	–	–	–	–	–	103,842	–	103,842	–	–	–
Finance lease liability	–	–	7,995	–	12,694	–	4,775	–	–	–	25,464	–	7.2	–
CUPS	50,000	–	–	–	–	–	–	–	–	–	50,000	–	5.4	–
Bank and other loans	335,000	–	–	–	–	–	–	–	–	–	335,000	–	9.1	–
CULS	–	–	–	–	–	–	–	–	373,873	–	373,873	–	–	–
Total financial liabilities	385,000	–	7,995	–	12,694	–	4,775	–	1,200,752	–	1,611,216	–		

33. FINANCIAL INSTRUMENTS (continued)

33(b) Net fair values

At reporting date, the carrying value of all financial assets and liabilities approximates their net fair values.

(i) The following methods and assumptions are used to determine the net fair values of financial assets and liabilities

Recognised financial instruments

Cash, cash equivalents and short-term investments: The carrying amount approximates fair value because of their short-term to maturity.

Trade receivables, trade creditors and dividends receivable: The carrying amount approximates fair value.

Short-term borrowings: The carrying amount approximates fair value because of their short-term to maturity.

Long-term loans receivable: The fair values of long-term loans receivable are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of lending arrangements.

Long-term bank borrowings and debentures: The fair values of long-term borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements.

Non-current investments/securities: For financial instruments traded in organised financial markets, fair value is the current quoted market bid price for an asset or offer price for a liability, adjusted for transaction costs necessary to realise the asset or settle the liability. For investments where there is no quoted market price, a reasonable estimate of the fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows or the underlying net asset base of the investment/security. The net fair value of the unlisted options is determined to be the difference between the market price and the exercise price of the underlying shares.

Unrecognised financial instruments

Options over ordinary shares: The fair value of options over ordinary shares is determined using the Black-Scholes option pricing model.

Concentrations of credit risk

The company minimises concentrations of credit risk in relation to trade receivables by undertaking transactions with a large number of customers from across the range of business segments in which the group operates. Refer also to Note 32 – Segment Information.

The Economic entity does not have any significant exposure to any individual customer or counterparty. Major concentrations of credit risk arising from the economic entity's trade receivables relate primarily to the retail grocery and liquor industries and are substantially based in Australia.

34. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Metcash has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). As Metcash has a 30 April year-end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 3 December 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Metcash prepare its first fully IFRS compliant financial report for the year ended 30 April 2006. Set out below is the key areas where accounting policies will change and may have an impact on the financial report of Metcash:

Goodwill

Under AGAAP, goodwill is amortised over the useful life of the assets acquired, not exceeding 20 years, resulting in charges for amortisation of goodwill. Under Australian IFRS (AASB 138 Intangibles and AASB 136 Impairment of Assets), goodwill will be allocated to the smallest 'cash generating unit', capitalised and be subject to an impairment test. Thus, rather than being amortised over a predetermined period, goodwill will be tested for impairment on an annual basis. Where impairment is identified, the carrying value of goodwill will be written down and profit reported for the period reduced accordingly. The impact for the 2005 statement of financial performance would be to reverse the amortisation of goodwill reflected in the financial result of $7.0m.

Reverse Take-over

Under Australian IFRS (AASB 3, Business Combinations) the acquisition by Metcash Ltd of Metcash Trading Ltd will be treated as a reverse acquisition since the substance of the transaction is that the existing public shareholders of Metcash Trading Ltd have, through Metcash Ltd, effectively acquired Metoz Holdings. Metcash Trading Ltd will retain operating and financial control and will be treated as the acquirer for accounting purposes. On consolidation by Metcash Ltd, no goodwill arises on the acquisition by Metcash Ltd of the Metoz Holdings shares and the amount paid in cash by Metcash Ltd to Metoz Holdings shareholders for their shares will be eliminated against shareholder equity. The amount of goodwill to be reversed is $1,524m.

Deferred taxes

Under AGAAP the tax effect of items of income and expense that are recognised in the statement of financial performance in one period but are taxable or deductible in other periods are included in the calculation of accounting income tax expense and reflected as deferred tax assets and liabilities in the statement of financial position.Australian IFRS introduces a balance sheet method of accounting for taxation Under this approach, deferred tax is calculated as the tax expected to be payable or recoverable on differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Therefore, if an asset was held at valuation with changes in fair value recognised in an asset revaluation reserve, no deferred tax liability would be recognised under AGAAP but a deferred tax liability would be recognised under Australian IFRS. It is anticipated that there will be no material effect for Metcash.

Impairment of assets

Under AGAAP the recoverable amount of an asset is determined as the amount that is expected to be recovered through cash inflows and outflows from the continued use and subsequent disposal of the asset, on the basis of discounted or undiscounted future cash flows. For this purpose, Metcash currently discount future cash flows at the weighted average costs of capital and risk free rate respectively. Under Australian IFRS (AASB 136 Impairment of Assets), 'recoverable amount' is determined as the higher of net selling value and value in use, determined by discounting cash flows at an asset-specific discount rate. Reliable estimation of future financial effects of this change in accounting policy is currently impracticable because the conditions under which impairment will be assessed are not yet known.

Share base payments

Under Australian IFRS (AASB 2, Share Based Payments) employers are required to determine the fair value of shares issued to employees as remuneration and recognise this as an expense in the statement of financial performance. This applies to both option and share based forms of equity based remuneration. Under AGAAP, shares issued to employees as remuneration do not need to be expensed. During the period $11,633 would have been expensed to the statement of financial performance and will be adjusted against opening retained earnings. Options existing at period end will incur and additional $685,616 expense to the statement of financial performance over the next five years.

Financial Instruments

Under Australian IFRS, financial liabilities are to be recognised initially at fair value (net of transaction costs) and thereafter at amortised cost-determined using the effective interest rate method. At 30 April 2005 Metcash Limited has brought to account the Convertible Unsecured Loan Stock (CULS) liability at face value, and separately brought to account the attributable transaction costs ($7,894,000) as deferred debt costs. The financial effect of this change on the Company's and the Group's results before taxation to 30 April 2005 is estimated at $1,300,000 decrement.

The amounts disclosed are management's best estimates of the quantitative impacts of the changes at the date of reporting the 30 April 2005 financial report. The actual effects of transition may differ from the estimates disclosed due to:

(a) ongoing work being undertaken by the company's AIFRS project team;

(b) potential amendments to AIFRS and Interpretations thereof being issued by the standard-setters and IFRIC; and

(c) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Metcash Limited, I state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 April 2005 and of their performance for the period ended on that date; and

(ii) complying with Accounting Standards and *Corporations Regulations 2001*; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the *Corporations Act 2001* for the financial period ended 30 April 2005.

On behalf of the Board

Andrew Reitzer
Director

Sydney, 22 July 2005

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Metcash Limited (the company) and the consolidated entity, for the period ended 30 April 2005. The consolidated entity comprises both the company and the entities it controlled during that period.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion, the financial report of Metcash Limited is in accordance with:

(a) the *Corporations Act 2001* including:
  (i) giving a true and fair view of the financial position of Metcash Limited and the consolidated entity as at 30 April 2005 and of their performance for the period ended on that date; and
  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

Gary G Daniels
Partner
Sydney

Date: 22 July 2005

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at 19 July 2005.

(a) Distribution of equity securities

The number of shareholders, by size of holding, in each class of share are:

Size of Holding	Number of Shareholders
1-1,000	2,251
1,001-5,000	6,114
5,001-10,000	2,220
10,001-100,000	1,768
100,001-99,999,999,999	127
Totals	**12,480**

(b) Twenty largest shareholders

The names of the twenty largest holders of quoted shares are:

	Name	Number of shares	Percentage of ordinary shares
1	Westpac Custodian Nominees Limited	83,170,583	19.381
2	J P Morgan Nominees Australia Limited	57,053,951	13.295
3	National Nominees Limited	50,910,892	11.864
4	ANZ Nominees Limited	21,978,247	5.122
5	Citicorp Nominees Pty Limited	17,553,675	4.091
6	Cogent Nominees Pty Limited	17,465,037	4.070
7	Westpac Financial Services Limited	13,824,359	3.221
8	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/c>	12,344,200	2.877
9	HSBC Custody Nominees (Australia) Limited–GSCO ECA	9,282,699	2.163
10	IAG Nominees Pty Limited	4,566,478	1.064
11	Suncorp Custodian Services Pty Limited <AET>	3,863,752	0.900
12	Westpac Life Insurance Services Limited	3,796,822	0.885
13	Health Super Pty Ltd	3,771,728	0.879
14	Citicorp Nominees Pty Limited <CFS WSLE 452 Aust Share A/c>	3,487,149	0.813
15	Citicorp Nominees Pty Limited <CFSIL Cwlth Aust SHS 18 A/c>	3,135,688	0.731
16	Citicorp Nominees Pty Limited <CFSIL CFS WS Small Comp A/c>	2,599,821	0.606
17	ANZ Nominees Limited <Cash Income A/c>	2,511,324	0.585
18	Pan Australian Nominees Pty Limited	2,229,855	0.520
19	Citicorp Nominees Pty Limited <CFS Future Leaders Fund A/c>	2,210,416	0.515
20	Cogent Nominees Pty Limited <SMP Accounts>	2,151,206	0.501
		317,907,882	**74.082**

(c) Substantial Shareholders

The following is extracted from the Company's register of substantial shareholders:

	Number of Shares
Lazard Asset Management Pacific Co.	57,141,344
Commonwealth Bank of Australia	46,628,078
Deutsche Bank AG	38,346,317
Merrill Lynch & Co Inc.	28,642,537
ING Australia Holdings Limited	27,451,201
Macquarie Bank Limited	21,850,557

(d) Voting rights

All ordinary shares (whether fully paid or not) carry one vote per share without restriction.

8% redeemable cumulative non-participating preference shares carry one vote per share but the right to vote is restricted to matters that affect such shareholders.

Designed and Produced by Text Pacific Publishing / www.textpacific.com.au





Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Limited

ABN

32 112 073 480

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**651,840 (MTS)** **1,200 (MTSAI)**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.44 (1,200)** **$0.161 (12,800)** **$1.386 (510,000)** **$1.268 (127,840)**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of employee options (651,840)** **Reinstate options cancelled in error (1,200)**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**1st June 2005**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
428,047,073	Ordinary (MTS)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**11,674,060**	**Options (MTSAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7th June 2005
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL..........

+ See chapter 19 for defined terms.

Metcash Limited
ABN 32 112 073 480
4 Newington Road
Silverwater
NSW 2128 Australia

PO Box 6226
Silverwater Business Centre
NSW 1811 Australia
Ph: 61 2 9741 3000
Fax: 61 2 9741 3999

29th July 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Re: Annual Report 2005

Following pages are the Notice of Meeting for the Annual General Meeting to be held on 1st September 2005, Explanatory Memorandum and Proxy form for both Metcash Limited and Metcash Trading Limited. These documents, along with the Annual Report will be posted to shareholders on Monday 1st August 2005. The 2005 Annual Report was lodged electronically earlier this afternoon.

Also attached is a covering letter sent only to CULS holders.

Yours faithfully

J A Randall
Company Secretary

ALL CORRESPONDENCE TO:

Registries Limited
PO Box R67
Royal Exchange, Sydney NSW 1223
Australia

Enquiries (within Australia) 02 9279 0677
(outside Australia) 61 2 9279 0677
Facsimile 61 2 9279 0664

www.registriesltd.com.au

Metcash Limited ABN 32 112 073 480

PROXY FORM

☐ Mark this box with an "X" if you have made any changes to your address details (see reverse)

Securityholder Reference Number (SRN)

Appointment of Proxy

I/We being a member/s of Metcash Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Metcash Limited to be held at Heritage Ballroom, The Westin Sydney, No. 1 Martin Place, Sydney New South Wales on Thursday, 1 September 2005 at 2.30 pm and at any adjournment of that meeting.

☐ **IMPORTANT: FOR RESOLUTIONS IN ITEMS 4, 5 and 6(a) – (f) BELOW**
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on the resolutions in items 4, 5 and 6(a) – (f) below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those resolutions and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on the resolutions in items 4, 5 and 6(a) – (f) if he has an interest in the outcome of those resolutions and your votes will not be counted in computing the required majority if a poll is called on such resolutions. The Chairman of the Meeting intends to vote undirected proxies in favour of each of the resolutions.

Voting directors to your proxy – please mark ☒ to indicate your directions

ORDINARY BUSINESS	For	Against	Abstain*
Item 2 (a). To re-elect Edwin Jankelowitz as a director	☐	☐	☐
Item 2 (b). To re-elect Dudley Rubin as a director	☐	☐	☐
Item 2 (c). To re-elect Peter Barnes as a director	☐	☐	☐
Item 3 To re-appoint Ernst & Young as auditor	☐	☐	☐
SPECIAL BUSINESS	**For**	**Against**	**Abstain**
Item 4. To approve the increase in the maximum aggregate remuneration of non-executive directors by $500,000 to $1,000,000	☐	☐	☐
Item 5. To approve the Option Plan and the issue of options under that plan	☐	☐	☐
Item 6 (a) To approve the issue of up to 1,200,000 options to Andrew Reitzer under the Option Plan	☐	☐	☐
Item 6 (b) To approve the issue of up to 650,000 options to Bernard Hale under the Option Plan	☐	☐	☐
Item 6 (c) To approve the issue of up to 650,000 options to Michael Jablonski under the Option Plan	☐	☐	☐
Item 6 (d) To approve the issue of up to 650,000 options to Edwin Jankelowitz under the Option Plan	☐	☐	☐
Item 6 (e) To approve the issue of up to 650,000 options to Lou Jardin under the Option Plan	☐	☐	☐
Item 6 (f) To approve the issue of up to 650,000 options to Michael Wesslink under the Option Plan	☐	☐	☐
Item 7 To adopt the remuneration report	☐	☐	☐
Item 8. To approve the giving of financial assistance as described in the Explanatory Memorandum	☐	☐	☐

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.
*If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Security Holder 1	Security Holder 2	Security Holder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______________ Contact Daytime Telephone Number ______________ Date ___/___/___

How to complete the Proxy Form

1 YOUR ADDRESS

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Security holders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 APPOINTMENT OF A PROXY

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a security holder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 APPOINTMENT OF A SECOND PROXY

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 SIGNING INSTRUCTIONS

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, all of the security holders should sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodging a proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting at 2.30 pm on Thursday, 1 September 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

DOCUMENTS MAY BE LODGED USING THE REPLY PAID ENVELOPE OR:

IN PERSON Share Registry – Registries Limited, Level 2, 28 Margaret Street, Sydney NSW 2000 Australia

BY MAIL Share Registry – Registries Limited, PO Box R67, Royal Exchange, Sydney NSW 1223 Australia

BY FAX 61 2 9279 0664

NOTICE OF ANNUAL GENERAL MEETING

METCASH LIMITED ABN 32 112 073 480

Notice is given that the 2005 annual general meeting of Metcash Limited (**Company**) will be held at the Heritage Ballroom, The Westin Sydney, No. 1 Martin Place, Sydney, New South Wales on Thursday 1 September 2005 at 2.30 pm:

AGENDA ITEMS

ORDINARY BUSINESS

1 Financial report

To receive and consider the financial report of the Company and the reports of the directors and auditors for the year ended 30 April 2005.

2 Ordinary resolutions to re-elect directors who retire by rotation

Shareholders are asked to consider, and if thought fit, to pass each of the following resolutions as ordinary resolutions:

(a) **To re-elect Edwin Jankelowitz as a director**

"That Edwin Jankelowitz, being a director of the Company who retires by rotation under rule 8.1(d) of the Company's constitution, and being eligible, is re-elected as a director of the Company."

(b) **To re-elect Dudley Rubin as a director**

"That Dudley Rubin, being a director of the Company who retires by rotation under rule 8.1(d) of the Company's constitution, and being eligible, is re-elected as a director of the Company."

(c) **To re-elect Peter Barnes as a director**

"That Peter Barnes, being a director of the Company who retires by rotation under rule 8.1(d) of the Company's constitution, and being eligible, is re-elected as a director of the Company."

3 Ordinary resolution to re-appoint auditor

To consider, and if thought fit, to pass the following resolution as an ordinary resolution:

"That Ernst & Young, being qualified to act as auditor of the Company and having consented to do so, be re-appointed as the auditor of the Company with immediate effect."

SPECIAL BUSINESS

4 Ordinary resolution to increase the maximum aggregate remuneration of non-executive directors

Shareholders are asked to consider, and if thought fit, to pass the following resolution as an ordinary resolution:

"That the maximum aggregate remuneration payable to the non-executive directors of the Company in a financial year be increased by $500,000 to $1,000,000 for the purposes of rule 8.3(a) of the Company's constitution and ASX Listing Rule 10.17."

Voting exclusions on the resolution in this item 4 are set out under the heading "Entitlement to Vote" below.

5 Ordinary resolution to approve the Option Plan

Shareholders are asked to consider, and if thought fit, to pass the following resolution as an ordinary resolution:

"That the Option Plan, the principal terms of which are summarised in the Explanatory Memorandum, and the issue of options under that plan, be approved for all purposes, including for the purpose of ASX Listing Rule 7.2 Exception 9 (as an exception to ASX Listing Rule 7.1)."

Voting exclusions on the resolution in this item 5 are set out under the heading "Entitlement to Vote" below.

6 Ordinary resolution to approve the issue of options to directors under the Option Plan

Shareholders are asked to consider, and if thought fit, to pass each of the following resolutions as ordinary resolutions:

(a) **Approve the issue of options to Andrew Reitzer**

"That Andrew Reitzer be issued up to

Explanatory Memorandum, and such issue be approved for all purposes, including for the purpose of ASX Listing Rule 10.14."

(b) **Approve the issue of options to Bernard Hale**

"That Bernard Hale be issued up to 650,000 options under the Option Plan on the principal terms summarised in the Explanatory Memorandum, and such issue be approved for all purposes, including for the purpose of ASX Listing Rule 10.14."

(c) **Approve the issue of options to Michael Jablonski**

"That Michael Jablonski be issued up to 650,000 options under the Option Plan on the principal terms summarised in the Explanatory Memorandum, and such issue be approved for all purposes, including for the purpose of ASX Listing Rule 10.14."

(d) **Approve the issue of options to Edwin Jankelowitz**

"That Edwin Jankelowitz be issued up to 650,000 options under the Option Plan on the principal terms summarised in the Explanatory Memorandum, and such issue be approved for all purposes, including for the purpose of ASX Listing Rule 10.14."

(e) **Approve the issue of options to Lou Jardin**

"That Lou Jardin be issued up to 650,000 options under the Option Plan on the principal terms summarised in the Explanatory Memorandum, and such issue be approved for all purposes, including for the purpose of ASX Listing Rule 10.14."

(f) **Approve the issue of options to Michael Wesslink**

"That Michael Wesslink be issued up to 650,000 options under the Option Plan on the principal terms summarised in the Explanatory Memorandum, and such issue be approved for all purposes, including for the purpose of ASX Listing Rule 10.14."

Voting exclusions on the resolutions in this item 6 are set out under the heading "Entitlement to

7 Ordinary resolution to adopt remuneration report

Shareholders are asked to consider, and if thought fit, to pass the following resolution as an ordinary resolution:

"That the remuneration report that forms part of the directors report of the Company for the financial year ended 30 April 2005 be adopted."

The remuneration report is set out on pages 77 to 79 of the 2005 annual report. Please note that the vote on this resolution is advisory only, and does not bind the directors or the Company.

8 Special resolution to approve the giving of financial assistance under section 260B(2) of the Corporations Act

Shareholders are asked to consider, and if thought fit, to pass the following resolution as a special resolution:

"That for the purposes of section 260B(2) of the Corporations Act, approval is given for the financial assistance to be provided by Foodland and those of its subsidiaries which become the Company's subsidiaries to Metcash Trading and other subsidiaries of the Company in connection with the Share Acquisitions all as described in the Explanatory Memorandum."

Explanatory memorandum

Shareholders are referred to the Explanatory Memorandum accompanying and forming part of this notice of meeting.

Terms used in this notice, unless otherwise defined, have the meaning as set out in the Glossary in section 9 of the Explanatory Memorandum.

ENTITLEMENT TO VOTE

1 Snapshot time

It has been determined that under the Corporations Regulations 7.11.37, for the purposes of the annual general meeting, shares will be taken to be held by the persons who are the registered holders at 7 pm on Tuesday 30 August 2005. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

2 Voting exclusions

The Company will disregard any votes cast on:

- **the resolution in item 4** by the directors of the Company and any of their associates;
- **the resolution in item 5** by the directors of the Company (except a director who is ineligible to participate in any employee incentive scheme in relation to the Company) and any of their associates;
- **each of the resolutions in item 6** by the directors of the Company (except a director who is ineligible to participate in any employee incentive scheme in relation to the Company) and, if ASX has expressed an opinion under rule 10.14.3 that approval is required for participation in an employee incentive scheme by anyone else, that person, and any of their associates,

unless the vote is cast by:

- a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or
- the person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PROXIES

A shareholder entitled to attend and vote has a right to appoint a proxy to attend and vote instead of the shareholder. A proxy need not be a shareholder and can be either an individual or a body corporate. If a shareholder appoints a body corporate as a proxy, that body corporate will need to ensure that it:

- appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the Corporations Act; and
- provides satisfactory evidence of the appointment of its corporate representative.

If such evidence is not received at least 48 hours prior to the appointed time for the meeting, then the body corporate (through its representative) will not be permitted to act as a proxy.

A shareholder that is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half of the shareholder's votes.

A Proxy Form accompanies this Notice and to be effective must be received at the Company's corporate registry:

Registries Limited
PO Box R67
Royal Exchange
Sydney NSW 1223

OR by facsimile: +61 2 9279 0664

at least 48 hours before the appointed time of the meeting.

By Order of the Board

Dated: 28th July 2005

John Randall
Company Secretary

METCASH LIMITED

ABN 32 112 073 480

EXPLANATORY MEMORANDUM TO SHAREHOLDERS

Please read the Notice and Explanatory Memorandum carefully.

If you are unable to attend the meeting please complete and return the enclosed proxy form in accordance with the instructions.

EXPLANATORY MEMORANDUM TO SHAREHOLDERS

METCASH LIMITED ABN 32 112 073 480

This Explanatory Memorandum has been prepared to assist shareholders to understand the business to be put to shareholders at the annual general meeting.

ORDINARY BUSINESS

1 Annual financial report

The Corporations Act requires:

- the reports of the directors and auditors; and
- the annual financial report, including the financial statements of the Company for the year ended 30 April 2005,

to be laid before the annual general meeting. Neither the Corporations Act nor the Company's constitution requires a vote of shareholders on the reports or statements (other than the non-binding vote in respect of the remuneration report forming part of the directors report – see the resolution in item 7). However, shareholders will be given ample opportunity to raise questions or comments on the reports and statements at the meeting.

Also, a reasonable opportunity will be given to members as a whole at the meeting to ask the Company's auditor questions relevant to the conduct of the audit and the preparation and content of the auditor's report.

2 Ordinary resolutions to re-elect directors who retire by rotation

Edwin Jankelowitz, Dudley Rubin and Peter Barnes each retire by rotation as directors of the Company and offer themselves for re-election as directors of the Company in accordance with rule 8.1(d) of the Company's constitution.

Profiles of directors standing for re-election

Edwin Jankelowitz

Mr Edwin Jankelowitz has been Finance Director of the Metcash group since 1998. He has been an Executive Director of Metcash Trading since 22 May 1998 and of the Company since 18 April 2005.

Mr Jankelowitz qualified as a chartered accountant in South Africa in 1966. From July 1967 to November 1979 he was with Adcock Ingram Ltd in head office where he was promoted over time to Group Company Secretary and then Finance Director. From January 1980 to March 1983 he was a consultant in business management and tax. From 1983 to 1997 he was with Caxton Ltd where he worked as Finance Director, then Managing Director, then Chairman. He has experience as chairman of other publicly quoted companies.

Mr Jankelowitz has spent over 31 years in corporate offices of listed companies with excellent corporate governance reputations. He was a member of the Income Tax Special Court in South Africa for 20 years (1977 – 1997).

Dudley Rubin

Mr Dudley Rubin has been a Non-Executive Director of Metcash Trading since 4 May 1998 and of the Company since 18 April 2005. He is a member of the Audit Risk and Compliance Committee.

Mr Rubin is a director of Metoz Holdings (formerly Metro Cash and Carry Limited), a South African public company which, until April this year was the Company's parent company. In addition, he is a director of Metcash Trading Africa (Proprietary) Limited, a company that was owned by Metoz and that trades in twelve countries across Africa and the Far East. He has had 22 years' experience in the industry. Mr Rubin is a resident of South Africa.

Peter Barnes

Mr Peter Barnes has been a Non-Executive Director of Metcash Trading since 12 November 1999 and of the Company since 18 April 2005. He is a member of the Audit Risk & Compliance Committee and the Remuneration & Nomination Committee.

Mr Barnes is Chairman of Samuel Smith & Sons Pty Ltd (Yalumba Wines) and a Director of News Corporation and Ansell Ltd. (Both Samuel Smith & Sons Pty Ltd and Ansell Ltd are suppliers to the Metcash group. However, the level of purchases involved is not considered material.) Mr Barnes was formerly an executive with Philip Morris International Inc where he held several senior management positions in Australia and overseas – including managing director of Lindeman Holdings Ltd and President, Asia region, based in Hong Kong.

Recommendation

The directors (Edwin Jankelowitz, Dudley Rubin and Peter Barnes not participating) recommend that shareholders vote in favour of the resolutions to re-elect each of Edwin Jankelowitz, Dudley Rubin and Peter Barnes as directors of the Company.

3 Ordinary resolution to re-appoint auditor

Ernst & Young (**EY**) has been the auditor of Metcash Trading since 1998 and is familiar with the group's business. EY was the Company's auditor in relation to the 2005 accounts.

John Randall as shareholder, has nominated EY as auditor. A copy of the letter of nomination is displayed in Annexure A below.

EY has consented to act as auditor of the Company.

Recommendation

The directors recommend that shareholders vote in favour of the re-appointment of EY as auditor.

SPECIAL BUSINESS

4 Ordinary resolution to increase the maximum aggregate remuneration of non-executive directors

Shareholder approval is being sought to increase the amount fixed by the Company as the maximum aggregate remuneration for non-executive directors of the Company for a financial year.

The current amount fixed by the Company as the maximum aggregate remuneration for non-executive directors of the Company for a financial year is $500,000.

For the purposes of rule 8.3(a) of the Company's constitution and Listing Rule 10.17, shareholder approval is sought to increase by $500,000 the maximum aggregate remuneration from $500,000 to $1,000,000 per annum.

No increase in the maximum aggregate remuneration has been sought since 1994, when the $500,000 maximum was set at the time of Davids Limited's listing.

The higher maximum aggregate remuneration is being sought to allow the Company the flexibility to increase the number of non-executive director appointments, whilst providing accommodation for future fee increases in line with industry standards.

As the directors may have an interest in the outcome of this resolution, they consider it would not be appropriate to make a recommendation to shareholders as to how to vote in relation to this resolution.

5 Ordinary resolution to approve the Option Plan

Shareholder approval is being sought to approve the issue of options under the Option Plan so that the Company will satisfy Listing Rule 7.2 Exception 9 (as an exception to ASX Listing Rule 7.1).

Listing Rule 7.1 of the ASX Listing Rules provides that without the approval of the holders of ordinary securities, an entity must not issue or agree to issue equity securities which amount to more than 15% of its issued share capital in any rolling 12 month period. However, ASX Listing Rule 7.2 sets out a number of exceptions to ASX Listing Rule 7.1. These exceptions include Exception 9 which is an issue under an employee incentive scheme if within 3 years before the date of issue the holders of ordinary securities have approved the issue of securities under the scheme as an exception to this rule.

As indicated in section 5.2(b) of the Scheme Booklet, the Option Plan replicates the terms and conditions of the Metcash Trading Employee Option Plan (which was first approved by shareholders at the annual general meeting of Metcash Trading held on 23 November 1998) except that the options issued pursuant to the Option Plan will be over shares in the Company and the Option Plan has been updated to reflect current law.

Options will be issued to participants in accordance with the rules of the Option Plan. A summary of the principal terms of the Option Plan rules is set out in Annexure B to this Explanatory Memorandum. A copy of the Option Plan rules is available on the Company's website www.metcash.com.

No securities have been issued by the Company under the Option Plan.

6 Ordinary resolution to approve the issue of options to directors under the Option Plan

The Company wishes to issue options under the Option Plan to certain executive directors of the Company, being Andrew Reitzer, Bernard Hale, Michael Jablonski, Edwin Jankelowitz, Lou Jardin and Michael Wesslink, as part of the strategy of motivating and retaining key employees and allowing them to share in the success of the Company. Each of Andrew Reitzer, Bernard Hale, Michael Jablonski, Edwin Jankelowitz, Lou Jardin and Michael Wesslink became a director of the Company on 18 April 2005.

It is proposed that:

- up to 1,200,000 options be issued to Andrew Reitzer under the Option Plan;
- up to 650,000 options be issued to Bernard Hale under the Option Plan;
- up to 650,000 options be issued to Michael Jablonski under the Option Plan;
- up to 650,000 options be issued to Edwin Jankelowitz under the Option Plan;
- up to 650,000 options be issued to Lou Jardin under the Option Plan; and
- up to 650,000 options be issued to Michael Wesslink under the Option Plan.

Listing Rule 10.14 of the ASX Listing Rules requires shareholders to approve the issue of options to certain persons, including directors of the Company.

It is proposed that options be issued to Andrew Reitzer, Bernard Hale, Michael Jablonski, Edwin Jankelowitz, Lou Jardin and Michael Wesslink on the terms and conditions of the Option Plan (a summary of the principal terms of which is contained in Annexure B to this Explanatory Memorandum).

In addition, the Board has determined that a further condition (or performance hurdle) to the exercise of an option which is connected with the future performance of the Company will attach to the options issued to executive directors. The performance hurdle determined by the Board is as follows:

> In each of the years in which options become available for exercise, earnings per share for the financial year preceding the tranche exercise date must be at least equal to a 12.5% increase of earnings per share compounded from the 2005 financial year earnings per share, adjusted for any dilution or reduction that might occur as a consequence of any material alteration to the number of shares issued.

The aggregate maximum number of options that may be acquired by Andrew Reitzer, Bernard Hale, Michael Jablonski, Edwin Jankelowitz, Lou Jardin and Michael Wesslink under the Option Plan as a consequence of shareholder approval of the resolutions in item 6 is 4,450,000.

The Exercise Price of each option to be issued under the Option Plan as a consequence of shareholder approval of the resolution in item 6 will be the volume weighted average market price of ordinary shares in the Company for the five ASX trading days prior to, but not including, the annual general meeting date of 1 September 2005.

No options have previously been issued under the Option Plan by the Company.

Details of the options issued to Andrew Reitzer, Bernard Hale, Michael Jablonski and Edwin Jankelowitz under the Metcash Trading Employee Option Plan since the last approval are as follows:

Name	Date of issue	Number of options received	Exercise Price
Andrew Reitzer	14/12/01	1,700,000	$1.386
Bernard Hale	02/09/04	850,000	$2.43
Edwin Jankelowitz	14/12/01	850,000	$1.386
Michael Jablonski	14/12/01	850,000	$1.386

Details of all options issued to Michael Wesslink and Lou Jardin under the Metcash Trading Employee Option Plan are as follows (note that no options have been issued to Michael Wesslink or Lou Jardin since they became directors of Metcash Trading on 24 May 2002).

Name	Date of issue	Number of options received	Exercise Price
Lou Jardin			
	26/03/1999	60,000	$0.44
	11/08/2000	600,000	$0.161
	25/01/2002	400,000	$1.268
Michael Wesslink			
	11/08/2000	700,000	$0.161
	25/01/2002	400,000	$1.268

All executive directors of the Company are entitled to participate in the Option Plan.

It is proposed that the Company will issue the options to Andrew Reitzer, Bernard Hale, Michael Jablonski, Edwin Jankelowitz, Lou Jardin and Michael Wesslink in September or October 2005.

Recommendation

The non-executive directors recommend that shareholders vote in favour of the resolution to issue options to Andrew Reitzer, Bernard Hale, Michael Jablonski, Edwin Jankelowitz, Lou Jardin and Michael Wesslink under the Option Plan. The executive directors are interested in the outcome of this resolution and therefore do not consider it appropriate to make a recommendation to shareholders.

7 Ordinary resolution to adopt the remuneration report

Shareholders are asked to adopt the Company's remuneration report. The remuneration report is set out on pages 77 to 79 of the 2005 annual report and is also available on the Company's website www.metcash.com. The remuneration report:

- describes the policies behind, and structure of, the remuneration arrangements of the Company and the link between the remuneration of employees and the Company's performance;
- sets out the remuneration arrangements in place for each director and for specified senior executives of the Company; and
- explains the differences between the bases for remunerating non-executive directors and executives, including the executive directors.

A reasonable opportunity for discussion of the remuneration report will be provided at the annual general meeting. The vote on the resolution in item 7 is advisory only, and does not bind the directors or the Company.

8 Special resolution to approve the giving of financial assistance under section 260B(2) of the Corporations Act

8.1 Background to and reasons for the resolution

Under section 260B(2) of the Corporations Act, if a company will be a subsidiary of a listed domestic corporation (**Listed Holding Company**) immediately after an acquisition of shares in it or its holding company in respect of which the company gives financial assistance (and another exemption is not available to permit the financial assistance to be given) then the financial assistance must be approved by a special resolution of the shareholders of the Listed Holding Company.

Shareholders are asked to consider and, if thought fit, pass the resolution in item 8 as a special resolution under section 260B(2) to permit Foodland and those of its subsidiaries that become the Company's subsidiaries to financially assist the Share Acquisitions as described below.

8.2 The Share Acquisitions

On 7 February 2005 Metcash Trading (now a subsidiary of the Company) made a takeover offer (**Foodland Takeover**) for all the shares in Foodland. The consideration under the Foodland Takeover was:

- $7.18 cash or 2.44 Metcash A Shares; and
- 1 NZ Share,

per Foodland Share (**Original Takeover Consideration**). On 3 May 2005 Metcash Trading increased the consideration under the Foodland Takeover to:

- $8.55 cash or 2.79 Metcash A Shares; and
- 1 NZ Share,

per Foodland Share.

On 25 May 2005 Metcash Trading, Foodland and Woolworths Limited (**Woolworths**) announced that an agreement had been reached between them whereby Metcash Trading would acquire Foodland's Australian business (other than certain Action supermarkets which Woolworths is to acquire) and Woolworths would acquire Foodland's New Zealand business and certain Action supermarket stores pursuant to court approved schemes of arrangement. The announced transaction is anticipated to involve the following steps:

- Foodland is to first undertake a reorganisation of the Foodland group so that the assets that Woolworths is to acquire (as described above) will be held (either directly or indirectly) by a newly formed holding company (**Foodland New Zealand**) to be owned by the shareholders in Foodland (**the Foodland Demerger**);
- under a second scheme of arrangement (**Transfer Scheme**):
- Metcash Trading is to acquire all the shares in Foodland in consideration for the payment or issue to Foodland shareholders of either cash or Metcash Shares (the **Scheme Consideration**); and
- Woolworths is to acquire all the shares in Foodland New Zealand in consideration for the payment of cash and issue of shares by Woolworths.

The Transfer Scheme is to be conditional on the Foodland Demerger, but the Foodland Demerger is not to be conditional on the Transfer Scheme. The Transfer Scheme can only proceed in its entirety (that is, the transfers to both Metcash

Trading and Woolworths must be approved at the same time by Foodland shareholders). It is anticipated that the Foodland Demerger and the Transfer Scheme are each to be voted on by the shareholders of Foodland in October 2005.

Following the acquisition of shares in Foodland, the Company and/or Metcash Trading may undertake (and may be required under its financing arrangements to undertake) certain reorganisations that may involve other subsidiaries of the Company acquiring shares in subsidiaries of Foodland.

8.3 Funding arrangements

If the Transfer Scheme is successful, the cash component of the Scheme Consideration is intended to be funded (in whole or in part) out of a Syndicated Loan Facility to Metcash Trading arranged and underwritten by Australia and New Zealand Banking Group Limited (**ANZ**) (the **Syndicated Facility**).

8.4 Financial assistance to be provided by Foodland

Under the Syndicated Facility the Company and/or Metcash Trading will agree to procure Foodland and (subject to certain exceptions) each of its subsidiaries following implementation of the Transfer Scheme to do certain acts and undertake certain obligations which will, amongst other things, assist Metcash Trading to complete the Share Acquisitions. The assistance may include Foodland and its subsidiaries:

- entering into a guarantee and indemnity in respect of the Syndicated Facility;
- making various representations and undertakings consistent with a facility of this nature or as required by the financiers due to the particular circumstances of this transaction; and
- subordinating intercompany claims against, transferring assets to, or assuming other liabilities of, the Company, Metcash Trading and other subsidiaries of the Company and/or making available directly or indirectly their cash flows or other resources (whether through dividends, capital distributions, inter-company loans or otherwise) in order to enable Metcash Trading to comply with its payment and other obligations in respect of the Syndicated Facility.

By entering into the Syndicated Facility and by giving the assistance described above, Foodland and its subsidiaries may provide financial assistance:

1 to Metcash Trading to acquire shares in Foodland; and

2 to subsidiaries of Metcash Trading to acquire shares in subsidiaries of Foodland.

A resolution approving the provision of financial assistance by Foodland and its subsidiaries to Metcash Trading and its subsidiaries was approved by shareholders of the Company prior to the Capital Reorganisation (and also by the ordinary shareholders of Metcash Trading on 22 March 2005). However, that approval related only to financial assistance to be given in connection with the Foodland Takeover, the Original Takeover Consideration and the existing Syndicated Facility limit of $825 million. Since that approval, the announcement on 25 May 2005 has been made and as a result it has been proposed that the amount of the Syndicated Facility will be increased to $1,065 million to permit the cash component of the Transfer Scheme Consideration to be paid (if the Transfer Scheme is implemented) and that the permitted uses of the Syndicated Facility will also be amended to permit it to be drawn upon to fund the payment of the cash component of the Scheme Consideration (if the Transfer Scheme is implemented). Approval for the financial assistance is therefore being sought from shareholders to permit the assistance to be given:

- notwithstanding the increase in the proposed amount of the Syndicated Facility; and
- where the acquisition proceeds by way of the Transfer Scheme.

8.5 Other financial assistance

As the Syndicated Facility was also used to partially fund the Capital Reorganisation, Foodland and its subsidiaries may, by acceding to the Syndicated Facility as described above, also be regarded as having financially assisted the share acquisitions that took place as part of the Capital Reorganisation. However, this financial assistance was approved by the shareholders of the Company prior to the Capital Reorganisation and accordingly no further approval from the Company's shareholders is required. Further details regarding such financial assistance are provided in the Scheme Booklet.

8.6 Other Approvals

The shareholders of Foodland and its subsidiaries will need to unanimously pass resolutions approving the giving of the financial assistance described above. It is envisaged that the passing of these resolutions will occur following completion of the acquisition of Foodland by Metcash Trading (by the Transfer Scheme), but before the financial assistance is given.

As Metcash Trading is expected to remain listed on the ASX at the time the Share Acquisitions occur, its shareholders will also need to pass a section 260B(2) resolution approving the giving of financial assistance by Foodland and its subsidiaries. The annual general meeting of Metcash Trading shareholders has been convened and will be held immediately after the Company's annual general meeting concludes or is adjourned. One of the items on the agenda for that meeting is to consider, and if thought fit, pass this resolution.

8.7 Impact on the Company's financial position

As the financial assistance to be provided by Foodland and its subsidiaries is in respect of financial obligations for which the Company and (subject to certain exceptions) its other subsidiaries are (or will at the relevant time be) already liable, the provision of that financial assistance is not expected to have any material impact on the Company's financial position.

If the Transfer Scheme is implemented and the financial assistance is not provided, the Company and/or Metcash Trading will be in default of its obligations under its facilities and its financiers may exercise their rights to require immediate repayment of their facilities. As Metcash Trading would not have sufficient cash reserves to immediately repay these facilities, such action would be expected to have a material adverse effect on the Company's financial position.

8.8 Voting

The resolution in item 8 will be decided on a poll and will be passed if 75% or more of the votes cast by shareholders voting at the annual general meeting (either in person or by proxy) are in favour of the resolution.

All shareholders may vote either for or against the resolution in item 8.

ANNEXURE A- LETTER OF NOMINATION OF AUDITOR

32 Warrington Ave
East Killara NSW 2071

22 July 2005

The Board of Directors

Metcash Limited

4 Newington Road

Silverwater NSW 2128

Dear Sir

In accordance with the provisions of section 328B(1) of the Corporations Act, I John Randall, being a member of Metcash Limited (the **Company**), hereby nominate Ernst & Young for appointment as auditor of the Company.

Yours faithfully

John Randall

Metcash
TRADING LIMITED AUSTRALASIA

Metcash Trading Limited ABN 61 000 031 569

PROXY FORM

ALL CORRESPONDENCE TO:

Registries Limited
PO Box R67
Royal Exchange, Sydney NSW 1223
Australia

Enquiries (within Australia) 02 9279 0677
(outside Australia) 61 2 9279 0677
Facsimile 61 2 9279 0664

www.registriesltd.com.au

☐ Mark this box with an "X" if you have made any changes to your address details (see reverse)

Securityholder Reference Number (SRN)

Appointment of Proxy

I/We being a member/s of Metcash Trading Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Metcash Trading Limited to be held at The Ballroom, The Westin Sydney, No 1 Martin Place, Sydney New South Wales on Thursday, 1 September 2005 at 3.30 pm and at any adjournment of that meeting.

Voting directions to your proxy – please mark ☒ to indicate your directions

	For	Against	Abstain*
ORDINARY BUSINESS			
Item 2 (a). To re-elect Edwin Jankelowitz as a director	☐	☐	☐
Item 2 (b). To re-elect Dudley Rubin as a director	☐	☐	☐
Item 2 (c). To re-elect Peter Barnes as a director	☐	☐	☐
Item 3. To re-appoint Ernst & Young as auditor	☐	☐	☐
SPECIAL BUSINESS			
Item 4. To approve the giving of financial assistance as described in the Explanatory Memorandum	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each of the items of business.
*If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual or Security Holder 1	Security Holder 2	Security Holder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone Number ____________ Date / /

How to complete the Proxy Form

1 YOUR ADDRESS

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Security holders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 APPOINTMENT OF A PROXY

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a security holder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 APPOINTMENT OF A SECOND PROXY

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 SIGNING INSTRUCTIONS

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the security holders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodging a proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting at 3.30 pm on Thursday, 1 September 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

DOCUMENTS MAY BE LODGED USING THE REPLY PAID ENVELOPE OR:

IN PERSON	Share Registry – Registries Limited, Level 2, 28 Margaret Street, Sydney NSW 2000 Australia
BY MAIL	Share Registry – Registries Limited, PO Box R67, Royal Exchange, Sydney NSW 1223 Australia
BY FAX	61 2 9279 0664

NOTICE OF ANNUAL GENERAL MEETING

METCASH TRADING LIMITED ABN 61 000 031 569

Notice is given that the 2005 annual general meeting of Metcash Trading Limited (**Metcash Trading**) will be held at the Heritage Ballroom, The Westin Sydney, No. 1 Martin Place, Sydney, New South Wales on Thursday 1 September 2005 at 3.30pm (or as soon as possible after that time as the Metcash Limited annual general meeting is concluded or adjourned):

AGENDA ITEMS

ORDINARY BUSINESS

1 Financial report

To receive and consider the financial report of Metcash Trading and the reports of the directors and auditors for the year ended 30 April 2005.

2 Ordinary resolutions to re-elect directors who retire by rotation

Shareholders are asked to consider, and if thought fit, to pass the following resolutions as ordinary resolutions:

(a) **To re-elect Edwin Jankelowitz as a director**

"That Edwin Jankelowitz, being a director of Metcash Trading who retires by rotation under rule 7.1(d) of Metcash Trading's constitution, and being eligible, is re-elected as a Director of Metcash Trading."

(b) **To re-elect Dudley Rubin as a director**

"That Dudley Rubin, being a director of Metcash Trading who retires by rotation under rule 7.1(d) of Metcash Trading's constitution, and being eligible, is re-elected as a Director of Metcash Trading."

(c) **To re-elect Peter Barnes as a director**

"That Peter Barnes, being a director of Metcash Trading who retires by rotation under rule 7.1(d) of Metcash Trading's constitution, and being eligible, is re-elected as a Director of Metcash Trading."

3 Ordinary resolution to re-appoint auditor

To consider, and if thought fit, to pass the following resolution as an ordinary resolution:

"That Ernst & Young, being qualified to act as Auditor of the Company and having consented to do so, be re-appointed as the auditor of the Company with immediate effect."

SPECIAL BUSINESS

4 Special resolution to approve the giving of financial assistance under section 260B(2) of the Corporations Act

Shareholders are asked to consider, and if thought fit, to pass the following resolution as a special resolution:

"That for the purposes of section 260B(2) of the Corporations Act, approval is given for the financial assistance to be provided by Foodland Associated Limited and those of its subsidiaries which become Metcash Trading's subsidiaries to Metcash Trading and other subsidiaries of Metcash Limited in connection with the Share Acquisitions all as described in the explanatory memorandum to the notice which convened this meeting."

EXPLANATORY MEMORANDUM

Shareholders are referred to the explanatory memorandum accompanying and forming part of this notice of meeting.

Entitlement to vote

Snapshot time

It has been determined that under the Corporations Regulations 7.11.37, for the purposes of the annual general meeting, shares will be taken to be held by the persons who are the registered holders at 7 pm on Tuesday 30 August 2005. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

PROXIES

A shareholder entitled to attend and vote has a right to appoint a proxy to attend and vote instead of the shareholder. A proxy need not be a shareholder and can be either an individual or a body corporate. If a shareholder appoints a body corporate as a proxy, that body corporate will need to ensure that it:

- appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the Corporations Act 2001 (Cth); and
- provides satisfactory evidence of the appointment of its corporate representative.

If such evidence is not received at least 48 hours prior to the appointed time for the meeting, then the body corporate (through its representative) will not be permitted to act as a proxy.

A shareholder that is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half of the shareholder's votes.

A Proxy Form accompanies this Notice and to be effective must be received at Metcash Trading's corporate registry:

Registries Limited
PO Box R67
Royal Exchange
Sydney NSW 1223

OR by facsimile: +61 2 9279 0664

at least 48 hours before the appointed time of the meeting.

By Order of the Board

Dated: 28th July 2005

John Randall
Company Secretary

METCASH TRADING LIMITED

ABN 61 000 031 569

EXPLANATORY MEMORANDUM TO SHAREHOLDERS

Please read the Notice and Explanatory Memorandum carefully.

If you are unable to attend the meeting please complete and return the enclosed proxy form in accordance with the instructions.

EXPLANATORY MEMORANDUM TO SHAREHOLDERS
METCASH TRADING LIMITED ABN 61 000 031 569

This Explanatory Memorandum has been prepared to assist shareholders to understand the business to be put to shareholders at the annual general meeting.

ORDINARY BUSINESS

1 Annual financial report

The Corporations Act requires :

- the reports of the directors and auditors; and
- the annual financial report, including the financial statements of Metcash Trading for the year ended 30 April 2005,

to be laid before the annual general meeting. Neither the Corporations Act nor Metcash Trading's constitution requires a vote of shareholders on the reports or statements. However, shareholders will be given ample opportunity to raise questions or comments on the reports and statements at the meeting.

Also, a reasonable opportunity will be given to members as a whole at the meeting to ask Metcash Trading's auditor questions relevant to the conduct of the audit and the preparation and content of the auditor's report.

2 Ordinary resolutions to re-elect directors who retire by rotation

Edwin Jankelowitz, Dudley Rubin and Peter Barnes each retire by rotation as directors of Metcash Trading and offer themselves for re-election as directors of Metcash Trading in accordance with rule 7.1(d) of Metcash Trading's constitution.

The experience, qualifications and other information about each of Edwin Jankelowitz, Dudley Rubin and Peter Barnes is set out below:

Edwin Jankelowitz

Mr Edwin Jankelowitz has been finance director of the Metcash group since 1998. He has been an Executive Director of Metcash Trading since 22 May 1998.

Mr Jankelowitz qualified as a chartered accountant in South Africa in 1966. From July 1967 to November 1979 he was with Adcock Ingram Ltd in head office where he was promoted over time to Group Company Secretary and then Finance Director. From January 1980 to March 1983 he was a consultant in business management and tax. From 1983 to 1997 he was with Caxton Ltd where he worked as Finance Director, then Managing Director, then Chairman. He has experience as Chairman of other publicly quoted companies.

Mr Jankelowitz has spent over 31 years in corporate offices of listed companies with excellent corporate governance reputations. He was a member of the Income Tax Special Court in South Africa for 20 years (1977 – 1997).

Dudley Rubin

Mr Dudley Rubin has been a non-executive director of Metcash Trading since 4 May 1998. He is a member of the Audit Risk and Compliance Committee.

Mr Rubin is a director of Metoz Holdings (formerly Metro Cash and Carry Limited), a South African public company which, until April this year was the Company's parent company. In addition, he is a director of Metcash Trading Africa (Proprietary) Limited, a company that was owned by Metoz and that trades in twelve countries across Africa and the Far East. He has had 22 years' experience in the industry. Mr Rubin is a resident of South Africa.

Peter Barnes

Mr Peter Barnes has been a Non-Executive Director of Metcash Trading since 12 November 1999. He is a member of the Audit Risk & Compliance Committee and the Remuneration & Nomination Committee.

Mr Barnes is Chairman of Samuel Smith & Sons Pty Ltd (Yalumba Wines), and a Director of News Corporation and Ansell Ltd. (Both Samuel Smith & Sons Pty Ltd and Ansell Ltd are suppliers to the Metcash group. However, the level of purchases involved is not considered material.) Mr Barnes was formerly an executive with Philip Morris International Inc where he held several senior management positions in Australia and overseas – including Managing Director of Lindeman Holdings Ltd and President, Asia region, based in Hong Kong.

Recommendation

The directors (Edwin Jankelowitz, Dudley Rubin and Peter Barnes not participating) recommend that shareholders vote in favour of the resolutions to re-elect each of Edwin Jankelowitz, Dudley Rubin and Peter Barnes as directors of Metcash Trading.

3 Ordinary resolution to re-appoint auditor

Ernst & Young (EY) has acted as auditor of Metcash Trading since 1998 and is familiar with the group's business. EY acted as auditor in relation to Metcash Trading's 2005 accounts. Section 327H of the Corporations Act provides that an auditor of a public company that begins to be controlled by a corporation must retire at the next annual general meeting of the company but is eligible for re-appointment.

Since the Capital Reorganisation in April 2005, Metcash Limited has come to hold more than 50% of the issued ordinary shares of Metcash Trading and accordingly, EY must retire as auditor of the Company at this year's annual general meeting but is eligible for re-appointment.

Metcash Limited as shareholder, has nominated EY for re-appointment as auditor. A copy of the letter of nomination is displayed in Annexure A below.

EY has consented to continue to act as auditor of Metcash Trading.

Recommendation

The directors recommend that shareholders vote in favour of the re-appointment of EY as auditor.

SPECIAL BUSINESS

4 Special resolution to approve the giving of financial assistance under section 260B(2) of the Corporations Act

4.1 Background to and reasons for the resolution

Under section 260B(2) of the Corporations Act, if a company will be a subsidiary of a listed domestic corporation (**Listed Holding Company**) immediately after an acquisition of shares in it or its holding company in respect of which the company gives financial assistance (and another exemption is not available to permit the financial assistance to be given) then the financial assistance must be approved by a special resolution of the shareholders of the Listed Holding Company.

Shareholders are asked to consider and, if thought fit, pass the resolution in item 4 as a special resolution under section 260B(2) to permit Foodland and those of its subsidiaries that become subsidiaries of Metcash Trading to financially assist the Share Acquisitions as described below.

4.2 The Share Acquisitions

On 7 February 2005 Metcash Trading (now a subsidiary of Metcash Limited (**Metcash**)) made a takeover offer (**Foodland Takeover**) for all the shares in Foodland. The consideration under the Foodland Takeover was:

- $7.18 cash or 2.44 Metcash A Shares; and
- 1 NZ Share,

per Foodland Share (**Original Takeover Consideration**). On 3 May 2005 Metcash Trading increased the consideration under the Foodland Takeover to:

- $8.55 cash or 2.79 Metcash A Shares; and
- 1 NZ Share,

per Foodland Share.

On 25 May 2005 Metcash Trading, Foodland and Woolworths Limited (**Woolworths**) announced that an agreement had been reached between them whereby Metcash Trading would acquire Foodland's Australian business (other than certain Action supermarkets which Woolworths is to acquire) and Woolworths would acquire Foodland's New Zealand business and certain Action supermarket stores pursuant to court approved schemes of arrangement. The announced transaction is anticipated to involve the following steps:

- Foodland is to first undertake a reorganisation of the Foodland group so that the assets that Woolworths is to acquire (as described above) will be held (either directly or indirectly) by a newly formed holding company (**Foodland New Zealand**) to be owned by the shareholders in Foodland (the **Foodland Demerger**);
- under a second scheme of arrangement (**Transfer Scheme**):
- Metcash Trading is to acquire all the shares in Foodland in consideration for the payment or issue to Foodland shareholders of either cash or Metcash Shares (the **Scheme Consideration**); and
- Woolworths is to acquire all the shares in Foodland New Zealand in consideration for the payment of cash and issue of shares by Woolworths.

The Transfer Scheme is to be conditional on the Foodland Demerger, but the Foodland Demerger is not to be conditional on the Transfer Scheme. The Transfer Scheme can only proceed in its entirety (that is, the transfers to both Metcash Trading and Woolworths must be approved at the same time by Foodland shareholders). It is anticipated that the Foodland Demerger and the Transfer Scheme are each to be voted on by the shareholders of Foodland in October 2005.

Following the acquisition of shares in Foodland, Metcash and/or Metcash Trading may undertake (and may be required under its financing arrangements to undertake) certain reorganisations that may involve other subsidiaries of Metcash Trading acquiring shares in subsidiaries of Foodland.

4.3 Funding arrangements

If the Transfer Scheme is successful, the cash component of the Scheme Consideration is intended to be funded (in whole or in part) out of a Syndicated Loan Facility to Metcash Trading arranged and underwritten by Australia and New Zealand Banking Group Limited (**ANZ**) (the **Syndicated Facility**).

4.4 Financial assistance to be provided by Foodland

Under the Syndicated Facility Metcash and/or Metcash Trading will agree to procure Foodland and (subject to certain exceptions) each of its subsidiaries following implementation of the Transfer Scheme to do certain acts and undertake certain obligations will, amongst other things, assist Metcash Trading to complete the Share Acquisitions. The assistance may include Foodland and its subsidiaries:

- entering into a guarantee and indemnity in respect of the Syndicated Facility;
- making various representations and undertakings consistent with a facility of this nature or as required by the financiers due to the particular circumstances of this transaction; and
- subordinating intercompany claims against, transferring assets to, or assuming other liabilities of, Metcash, Metcash Trading and other Metcash subsidiaries and/or making available directly or indirectly their cash flows or other resources (whether through dividends, capital distributions, inter-company loans or otherwise) in order to enable Metcash Trading to comply with its payment and other obligations in respect of the Syndicated Facility.

By entering into the Syndicated Facility and by giving the assistance described above, Foodland and its subsidiaries may provide financial assistance:

1. to Metcash Trading to acquire shares in Foodland; and
2. to subsidiaries of Metcash Trading to acquire shares in subsidiaries of Foodland.

A resolution approving the provision of financial assistance by Foodland and its subsidiaries to Metcash Trading and its subsidiaries was approved by the ordinary shareholders of Metcash Trading on 22 March 2005. However, that approval related only to financial assistance to be given in connection with the Foodland Takeover, the Original Takeover Consideration and the existing Syndicated Facility limit of $825 million. Since that approval, the announcement on 25 May 2005 has been made and as a result it has been proposed that the amount of the Syndicated Facility will be increased to $1,065 million to permit the cash component of the Transfer Scheme Consideration to be paid (if the Transfer Scheme is implemented) and that the permitted uses of the Syndicated Facility will also be amended to permit it to be drawn upon to fund the payment of the cash component of the Scheme Consideration (if the Transfer Scheme is implemented). Approval for the financial assistance is therefore being sought from shareholders to permit the assistance to be given:

- notwithstanding the increase in the proposed amount of the Syndicated Facility; and
- where the acquisition proceeds by way of the Transfer Scheme.

4.5 Other financial assistance

As the Syndicated Facility was also used to partially fund the Capital Reorganisation, Foodland and its subsidiaries may, by acceding to the Syndicated Facility as described above, also be regarded as having financially assisted the share acquisitions that took place as part of the Capital Reorganisation. However, this financial assistance was approved by the shareholders of Metcash Trading on 22 March 2005 and accordingly no further approval from Metcash Trading shareholders is required. Further details regarding such financial assistance are provided in Metcash Trading's scheme booklet dated 11 February 2005 which was lodged with ASIC and sent to Metcash Trading shareholders on 17 February 2005 and which is available on request to the Company.

4.6 Other Approvals

The shareholders of Foodland and its subsidiaries will need to unanimously pass resolutions approving the giving of the financial assistance described above. It is envisaged that the passing of these resolutions will occur following completion of the acquisition of Foodland by Metcash Trading (by the Transfer Scheme), but before the financial assistance is given. As Metcash is also listed on the ASX, its shareholders will also need to pass a section 260B(2) resolution approving the giving of financial assistance by Foodland and its subsidiaries. The annual general meeting of its members has been convened for 1 September 2005 to, amongst other things, consider, and if thought fit, pass this resolution.

4.7 Impact on Metcash's financial position

As the financial assistance to be provided by Foodland and its subsidiaries is in respect of financial obligations for which Metcash Trading and (subject to certain exceptions) its other subsidiaries are (or will at the relevant time be) already liable, the provision of that financial assistance is not expected to have any material impact on Metcash Trading's financial position.

If the Transfer Scheme is implemented and the financial assistance is not provided, Metcash and/or Metcash Trading will be in default of its obligations under its facilities and its financiers may exercise their rights to require immediate repayment of their facilities. As Metcash Trading would not have sufficient cash reserves to immediately repay these facilities, such action would be expected to have a material adverse effect on Metcash Trading's financial position.

4.8 Voting

The resolution in item 4 will be decided on a poll and will be passed if 75% or more of the votes cast by shareholders voting at the annual general meeting (either in person or by proxy) are in favour of the resolution.

All shareholders may vote either for or against the resolution in item 4.

4.9 Defined Terms

In this item 4:

Capital Reorganisation means the capital reorganisation that was effected by means of the court-approved schemes of arrangement of members of Metoz Holdings Limited and Metcash Trading Limited which became effective on 6 April 2005 and 7 April 2005 respectively and under which, amongst other things:

(a) Metcash acquired all of the Metcash Trading shares held in exchange for the issue by Metcash of Metcash Shares; and

(b) Metcash purchased all of the issued shares in Metoz Holdings for cash.

Corporations Act means Corporations Act 2001 (Commonwealth).

Foodland means Foodland Associated Limited (ABN 13 008 667 650).

Foodland Shares means fully paid ordinary shares in Foodland.

Former Foodland Shareholders means a Foodland shareholder that was issued Metcash A Shares and/or NZ Shares.

Metcash A Shares means preference shares in Metcash Trading which have a preferential right to the same dividends as Metcash Trading Shares and which are proposed to be issued by Metcash Trading to Foodland Shareholders as part of the consideration for the Foodland Takeover. If the Foodland Takeover is successful then at the time that Metcash becomes the holder of 100% of Foodland (either directly or indirectly) the Metcash A Shares will be exchanged for Metcash Shares on a one for one basis.

Metcash Shares means ordinary shares in Metcash.

Metcash Trading means Metcash Trading Limited (ABN 61 000 031 569).

NZ Holdco means NZ Holdco Limited (ACN 112 196 077), which after completion of the Foodland Takeover, the compulsory acquisition by Metcash Trading of any outstanding minority shares in Foodland and a reorganisation of Foodland's operations in New Zealand, will be the Australian holding company for Foodland's operations in New Zealand.

NZ Shares means the preference shares which have economic entitlements to the profits of Foodland's operations in New Zealand and which are proposed to be issued by Metcash Trading to Foodland Shareholders as part of the consideration for the Foodland Takeover. If the Foodland Takeover is successful Metcash intends to return ownership of Foodland's operations in New Zealand to Former Foodland Shareholders by way of capital reduction. As consideration for the cancellation of NZ Shares, NZ shareholders will receive shares in NZ Holdco, the proposed holding company of Foodland's operations in New Zealand.

Share Acquisitions means the acquisition of shares in:

(a) Foodland by Metcash Trading; and

(b) subsidiaries of Foodland by subsidiaries of Metcash.

4.10 Recommendation

The directors recommend that shareholders vote in favour of the special resolution to approve the giving of financial assistance.

ANNEXURE A – LETTER OF NOMINATION OF AUDITOR

Metcash Limited
ABN 32 112 073 480
4 Newington Road
Silverwater
NSW 2128 Australia

PO Box 6226
Silverwater Business Centre
NSW 1811 Australia
Ph: 61 2 9741 3000
Fax: 61 2 9741 3999

22 July 2005

The Board of Directors
Metcash Trading Limited
4 Newington Road
Silverwater NSW 2128

Dear Sir

Appointment of auditor

In accordance with the provisions of section 328B(1) of the Corporations Act, Metcash Limited, being a member of Metcash Trading Limited (the **Company**), hereby nominates Ernst & Young for appointment as auditor of the Company.

Yours faithfully
Metcash Limited

J A Randall
Secretary

M J Wesslink
Director

METCASH TRADING LIMITED
ABN 61 000 031 569
4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA
Ph: 61 2 9741 3000
Fax: 61 2 9741 3999
Web: www.metcash.com

29 July 2005

Dear CULS holder

Metcash Trading Limited - annual report and notice of meeting

We are pleased to enclose for your information copies of:

- the annual report for Metcash Trading Limited (**Metcash Trading**) in respect of the 2004/2005 financial year; and
- the notice of meeting (including explanatory memorandum and sample proxy form) in respect of the annual general meeting of Metcash Trading scheduled to be held on Thursday 1 September 2005 at 3.30 pm.

Please note that the enclosed documents are being provided to the holders of convertible unsecured subordinated redeemable loan notes (**CULS**) in Metcash Trading for information purposes only.

Under the CULS terms of issue, CULS holders may attend general meetings of Metcash Trading but CULS do not carry a right to vote at a general meeting of that company (unless provided for by the Corporations Act or the ASX Listing Rules).

Please note that the Annual General Meeting of Metcash Limited will take place at 2.30 pm, prior to the Metcash Trading Limited meeting. You are welcome to attend should you wish.

We look forward to welcoming you to the Metcash Trading AGM on 1 September at 3.30 pm.

Yours faithfully

J A Randall
Secretary

uncementRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Limited

ABN

32 112 073 480

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**621,551 (MTS)** **(29,300) (MTSAI)**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.161 (4,000)** **$1.00 (1)** **$1.386 (510,000)** **$1.268 (107,550)**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**1 Founding share, issued prior to listing** **Exercise of employee options** (621,550) **Options cancelled (former employees)**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**1st July 2005**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	428,668,624	Ordinary (MTS)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**11,023,210**	**Options (MTSAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 8th July 2005
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL...........

+ See chapter 19 for defined terms.